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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Valeo

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FILE NO. 82- 3668 FISCAL YEAR 12-31-04

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12-31-04



Valeo

CONTENTS

Valeo in 2004

Annual report 2004

VALEO IN


2004


Valeo

CONTENTS

PROFILE

Valeo is an independent international Group fully focused on the design, production and sale of components, systems and modules for cars and trucks, both on the original equipment market and the aftermarket.

Valeo ranks among the world's top automotive suppliers.

The Group employs 67,300 people of 70 different nationalities, across 129 production sites, 65 R&D centers and 9 distribution platforms in 26 countries.

Valeo implements its profitable growth strategy within a framework of sustainable development.

A NEW LOGO SHOWS VALEO'S DYNAMISM

In order to symbolize Valeo's dynamic of growth and innovation the Group introduced a new logo, more fluid and more modern, which was launched at the end of September at the Paris Motor Show.
This new logo emphasizes the Group's dynamism, openness, innovation and growth.

Valeo

MESSAGE FROM THE CHAIRMAN



Ladies & Gentlemen,

In 2004, Valeo demonstrated its ability to progress through its strategic positioning, combining increased competitiveness with a renewed technological offer.

We were able to protect the Group's financial situation, despite the global pressures facing the automotive industry: the impact of the rising cost of energy and raw materials on the cost of our systems; and strong deflationary pressure due to both poor demand in North America and, to a lesser extent, in Europe, as well as greater competition between automakers trying to retain market share.

The Group's management efforts, especially the continued reorganization of the industrial base and strengthened partnerships with suppliers, partially offset the negative impact of higher raw materials prices and flat sales. The operating margin came to 4.9% of sales, compared to 5.0% in 2003. Strict management of the Group's finances generated free cash flow (operating cash flow less investments) at a historic high of 296 million euros, compared to 262 million euros in 2003.

The results were sustained by the active, ongoing search for industrial excellence and improved quality in products and services, and reflect the professionalism and commitment of Valeo's 67,000 employees.

All Valeo staff have embraced the zero defect culture, helping us reduce our defect rate to under 10 parts per million in four sites out of ten, up from a quarter of sites at the end of 2003. Our goal is to reach this level of excellence in all production facilities.

We have also continued to reorganize our industrial facilities, in order to support our automaker customers wherever they are. The number of sites remained stable at 129, with the opening of three factories and the closing of four others. Over half our manufacturing teams are now located in low-cost countries, improving our competitive edge. The presence of eight Valeo product lines in the Logan produced by Renault-Dacia in Romania testifies to this ability to support the geographical expansion of our customers.

Valeo has significantly strengthened its presence in Asia, increasing its shareholding in three joint ventures: Shanghai Valeo Automotive Electrical Systems and Valeo Shanghai Automotive Electric Motors in China, and Ichikoh in Japan.

2004 saw Valeo confirm its growing contribution to automotive progress with a number of innovative technologies.

Many innovations from our three Domains—Driving Assistance, Powertrain Efficiency and Comfort Enhancement—were favorably received by automakers and motorists alike. Our Start-Stop system, for example, which shuts the engine off when the vehicle is stationary in order to reduce fuel consumption and emissions, was launched as a world premiere on Citroën's C3 at the Paris Motor Show in September 2004, and two other automakers have entrusted us with the development of this function for their vehicles. In the Driving Assistance Domain, Valeo has signed an initial contract with a major North American automaker for the radar-based Blind Spot Detection system, the first of its kind in the world. The Group has also begun volume production of the first Lane Departure Warning systems.

Our determination to strengthen our technological offer led to the acquisition of the Engine Electronics business of Johnson Controls Inc., which designs and produces complete engine management systems, engine components, electronic control units and power electronics modules for electric actuators. This new expertise will boost our Powertrain Efficiency and Driving Assistance Domains, especially in the electronic management of engine cooling, power electronics in starter-alternators, electro-mechanical clutch actuators and robotized gearboxes.

To highlight the start of a new development phase, the Group took the opportunity of the Paris Motor Show to present its new visual identity with its more fluid and dynamic logo, which symbolizes renewed ambition and the values of innovation, industrial excellence and respect for the environment.

The year saw the end of our turnaround phase, begun in 2001, and the beginning of important commercial, geographical and strategic developments. The Board of Directors took the step of associating employees more closely with the financial success of the Group via a shareholding offer in 16 countries.

It is with the support of all our shareholders and Board Members, customers, suppliers and staff, that Valeo is entering a new phase of development. I thank you for your commitment now and in the future.



Thierry Morin, Chairman and CEO

The Board of Directors

Thierry Morin Chairman and CEO

The Management Committee

Thierry Morin Chairman and CEO





Carlo De Benedetti
François Grappotte
Philippe Guédon
Yves-André Istel
Jean-Bernard Lafonta
Alain Minc
Véronique Morali
Erich Spitz

Noël Goutard Honorary Chairman (Member of the Board of Directors until 31 December 2004)

Functional Vice-Presidents:

Bruno-Roland Bernard Chairman's Delegate

Michel Boulain Group Vice-President, Human Resources

Bernard Clapaud Group Vice-President, Strategy

France Curis Group Taxation Director

Martin Haub Group Vice-President, Research & Development and Product Marketing

Kazuo Kawashima Group Quality Director

Hans-Peter Kunze Senior Group Vice-President, Sales and Business Development

Géric Lebedoff General Counsel

Serge Le Berre Group Technical Vice-President

Vincent Marcel Group Vice-President, Financial Affairs and Strategic Operations

Kate Philipps Group Communications Director

Xavier Véret Financial Control Director



The Management Committee

Activity Vice-Presidents:

André Gold Senior Group Vice-President, Thermal Systems Activity

Luc Blériot Senior Group Vice-President, Electrical and Electronics Activity



Branch Vice-Presidents:

Robert de la Serve Vice-President, Lighting Systems Branch

Pierre Ensch Vice-President, Engine Cooling Branch

Jean-Jacques Giambi Vice-President, Motors & Actuators Branch

Michel Giannuzzi Vice-President, Wiper Systems Branch

Philippe Huyghe Vice-President, Independent Aftermarket Branch

Claude Leïchlé Vice-President, Electronics & Connective Systems Branch

Alain Marmugi Vice-President, Climate Control Branch

Christophe Périllat Vice-President, Switches & Detection Sytems Branch

Guillaume Péronnet Vice-President, OES Branch

Orazio Ragni Vice-President, Electrical Systems Branch

Michael Schwenzer Vice-President, Transmissions Branch

Michel Serre Vice-President, Security Systems Branch




[Driving



KEY FIGURES

SALES BY REGION
(in million euro and as a % of sales)



10,234
9,803
9,234
9,439
3 %
6 %
24 %
67 %
3 %
7 %
24 %
66 %
3 %
8 %
18 %
71 %
3 %
12 %
15 %
70 %
2001
2002
2003
2004
Europe
North America
Asia and others
South America

SALES BY BUSINESS



18 %
Aftermarket
5 %
Transmissions
50 %
Electrical & Electronic Systems
27 %
Thermal Systems

SALES BY MARKET
(in million euro and as a % of sales)



10,234
9,803
9,234
9,439
19 %
17 %
18 %
18 %
81 %
83 %
82 %
82 %
2001
2002
2003
2004
OE market
Aftermarket

NET INCOME
(in million euro and as a % of sales)



135
181
150
2001
1.4 %
2.0 %
1.6 %
(5.8 %)
2002
2003
2004
(591)

NET INCOME PER SHARE
(in euro)



2.20
1.63
1.83
2001
2002
2003
2004
(7.12)

GROSS MARGIN
(in % of sales)



16.4 %
17.4 %
17.9 %
17.7 %
2001
2002
2003
2004



16.4 %
17.4 %
17.8 %
18 %
17.9 %
17.4 %
2001
2002
H1-2003
H2-2003
H1-2004
H2-2004

OPERATING INCOME
(in % of sales)



3.8 %
5.0 %
5.0 %
4.9 %
2001
2002
2003
2004



3.8 %
5.0 %
5.0 %
5.1 %
5.1 %
4.6 %
2001
2002
H1-2003
H2-2003
H1-2004
H2-2004

OPERATING INCOME
(in % of sales)



6.0 %
5.9 %
6.1 %
6.2 %
2001
2002
2003
2004

NET INDEBTEDNESS
(in million euro and as a % of equity)



648
564
568
500
29 %
25 %
27 %
27 %
2001
2002
2003
2004

A GLOBAL PLAYER

Thanks to its growing international presence, the Group can accompany its customers on all their markets.

VALEO IN NORTH AMERICA
16 production sites
14 R&D centers
7,700 employees
Mexico, USA

VALEO IN SOUTH AMERICA
11 production sites
1 distribution platform
3,200 employees
Argentina, Brazil

VALEO IN WESTERN EUROPE
61 production sites
40 R&D centers
6 distribution platforms
34,000 employees
Belgium, France, Germany, Italy, Netherlands, Portugal, Spain, Sweden, UK

VALEO IN EASTERN EUROPE
13 production sites
1 R&D center
2 distribution platforms
6,900 employees
Czech Republic, Hungary, Poland, Romania, Turkey

VALEO IN ASIA
18 production sites
9 R&D centers
5,900 employees
China, India, Japan, South Korea, Thailand

VALEO IN AFRICA
10 production sites
1 R&D center
9,600 employees
Morocco, South Africa, Tunisia

67,300 employees in 129 production sites, 65 R&D centers, 9 distribution platforms, 26 countries.

9,439 million euros in sales

EUROPE

Europe, representing 70% of Group sales, is Valeo's leading market.
The Group recorded slight growth in consolidated sales in 2004, while automotive output rose by 3%.
To facilitate collaboration with automakers that have set up facilities in low-cost countries, Valeo reinforced its presence in Eastern Europe, opening three production sites: two in Poland, in Chrzanow (Lighting Systems) and Zielonki (Motors & Actuators) and one in Mioveni, Romania (Climate Control).

NORTH AMERICA

Sales fell by 9% at constant reporting entity and exchange rates, while automotive production was down 1%. Sales in North America accounted for 15% of the Group's total sales.

SOUTH AMERICA

Valeo's sales in this region represented 3% of the Group's total sales. Valeo continued to benefit from the renewed dynamism of South American automotive production (up 29%); its sales in the region grew by 25% at constant reporting entity and exchange rates. This year, Valeo celebrated its 30th anniversary in Brazil.

ASIA

Sales in Asia amounted to 10% of Valeo's total sales, up 3% at constant reporting entity and exchange rates, while automotive output increased by 8% in the region.

Present in China for the past 10 years, Valeo has strengthened its position across the country, in particular by increasing its shareholding in Shanghai Valeo Automotive Electrical Systems (from 30% to 50%), in Valeo Shanghai Automotive Electric Motors (from 50% to 55%) and in Nanjing Valeo Clutch Company (bringing the stake up to 55%). Valeo also opened a new lighting systems R&D center in Wuhan, China.


Valeo
法雷奥

VALEO ADDS VALUE TO THE RENAULT-DACIA LOGAN

This economical vehicle is equipped with eight Valeo product lines. Wiring and heating, ventilation and air-conditioning systems are produced on-site at Dacia's production plant in Romania.


LOGAN





[Powertrain Efficiency]

A key driver of automotive progress

Innovation is at the heart of Valeo's business. It is part of an ongoing process that turns today's research into tomorrow's products.

Valeo's dynamic innovation was often in the spotlight in 2004. This was illustrated in particular by the revised Domain approach, which encourages initiative and creativity and enables Valeo to offer automakers global solutions in the areas of safety, environment and comfort. The Driving Assistance Domain aims to create solutions for safer driving, by monitoring the vehicle's immediate environment and alerting the driver to hazards. The Powertrain Efficiency Domain strives to make cleaner vehicles that offer enhanced performance and fuel efficiency. The Comfort Enhancement Domain aims to make vehicles easier and more convenient to use, by simplifying vehicle access, for example.

Several Valeo innovations entered into production in 2004. At the Paris Motor Show, the Driving Assistance Domain's lane departure warning system and adaptive headlamps were showcased on the Citroën C4 and C5, and the Powertrain Efficiency Domain's Start-Stop system was launched on the Citroën C3. Also at the Show, the Comfort Enhancement Domain unveiled its steering wheel with fixed cushion central controls on the Citroën C4. Development programs are now under way for a wide range of innovations, such as the LED (Light-Emitting Diode) headlamps featured on the Renault Fluence concept car at the Paris Motor Show.

Innovation is at the heart of Valeo's business and is present at every stage of the development process, from Research and Development to the start of production. As the process of vehicle design continues to accelerate, automotive suppliers are under increasing pressure to reduce their time to market, and Valeo is responding to this demand by adopting working methods to produce robust innovations that are rapidly operational.

Internal synergies and partnerships promote the rapid renewal of the product range offered to automakers. The transversal Domain approach is supplemented by external partnerships with recognized experts. This strategy has led to several alliances—with International Rectifier for power management, with Iteris for lane departure warning, with Ricardo for 42V hybrids and with Raytheon for radar systems.

6.2% of Group sales in 2004

65 Research & Development centers



Valeo has also established partnerships with a variety of universities and academic institutions. Valeo has a partnership with the French École des Mines, for example, which works on on-board cameras and pedestrian detection within the Driving Assistance Domain. The Group also works with Stanford University in the United States on simulation techniques and fluid mechanics. More than 40 different projects are currently under development.

Valeo implements tools that enable its engineers and technicians to work in the best possible conditions, as efficiently and quickly as possible. A project management network is responsible for the constant optimization of these dedicated resources. With electronic tools and network architecture, the teams can work together in real time, despite being thousands of miles apart. This simultaneous engineering is implemented throughout the entire company. The constant innovation policy, launched in 2003, was followed up in 2004 with the publication of the second part of the Project Management Handbook, which is designed as a guide to daily operations for project managers and their teams.

New research and development centers have been created in low-cost countries, including in China, where a new lighting systems center was opened in Wuhan. These centers already employ several hundred engineers.



EEDS support

EEDS, or Electrical and Electronic Distribution Systems, reinforces the Domains' transversal synergies by managing the vehicle's needs in terms of electrical energy and electronic data transfer. The work of this Domain enables electrical and electronic components to be directly incorporated into the wiring harnesses, data to be exchanged using the electrical distribution network, and the use of semiconductor switches.



Mastery of electronics

An increasing number of vehicles' mechanical functions are now electronically controlled, and electronics are becoming a major component in today's cars. Some innovations depend on the use of electronic systems to perform the calculations required for the most complex functions. A car today already has the same calculation capacity as a 1980s airliner and this capacity will continue to rise, with electronics accounting for 40% of vehicle content by 2010.

Innovating to make vehicles safer

Safety is a major theme in Valeo's innovations: the Group dedicates significant research resources to the constant improvement of safety. Its solutions are especially innovative in improving visibility and controlling the vehicle's immediate environment.


360°
DRIVING
ASSISTANCE

LEDs: revolutionizing rear lighting...

The use of LEDs (Light-Emitting Diodes) represents a revolution in automotive lighting. In addition to offering new freedom in vehicle design and styling, LEDs can take on all rear lighting functions: brake lights, indicators, fog lamps and reversing lamps. Compact and reliable, LED lighting is also more energy efficient and improves safety thanks to its rapid lighting speed (0.2 seconds faster than traditional lamps).

...and front lighting

Fluence, Renault's four-seater concept coupé presented at the 2004 Paris Motor Show, uses Valeo's unique lighting technology. A key part of the car's styling, the impressive headlamps consist of a LED twin-strip behind two curved lenses. As well as adding great stylistic detail, the diodes are controlled by an electronic module and respond to the steering angle to offer a dynamic bending light effect using stationary lamps. This system provides improved night visibility, promoting safety in addition to driving comfort, and heralds the rapid expansion of LED lighting on top-end vehicles.



Reversing front wiper motor

Designed to rotate 180° instead of 360° like a conventional motor, Valeo's electronically controlled reversing motor substantially reduces the travel of the wiper linkage. This frees up space and opens up new possibilities for the designer. It also promotes safety by controlling the wiping angle, which can be calculated according to the state of the windshield, and with the depressed park function that enables the blades to automatically retract below the hood in the event of pedestrian impact.

Valeo driving assistance systems: controlling the vehicle's environment
Valeo is a major player in driving assistance and is continuously researching and developing intuitive, reliable detection systems that can offer significant improvements in driving comfort and safety.

The Blind Spot Detection system is one of the Group's major innovations in this Domain. It uses a series of radars on either side of the vehicle to detect the presence, position and speed of any vehicle in the driver's blind spot. If a vehicle is detected in this area, the driver is alerted by a signal in the outside rearview mirror, for example. The first vehicle to feature this system will enter into volume production in 2006.

The LaneVue™ lane departure warning system is another major Valeo innovation, comprising a video sensor linked to an electronic control unit. It detects any lane change that is not preceded by the activation of the turn indicator, and alerts the driver with a vibration of the seat or an acoustic signal. LaneVue™ provides an effective response to the problem of drowsiness and inattention, which are responsible for a third of accidents in Europe and the United States.

VALEO ADDS VALUE TO THE NISSAN INFINITI

The result of a two-year partnership with Iteris, the LaneVue™ lane departure warning system, which equips the Nissan Infiniti range, detects any unintentional lane change and alerts the driver.



Innovating to make cleaner vehicles that offer enhanced performance and fuel efficiency

Environmental protection is a leading concern for automakers. Valeo offers them high quality, reliable systems that help reduce fuel consumption and pollutant emissions.



POWERTRAIN
EFFICIENCY

The Start-Stop starter-alternator, presented as a world premiere at the Paris Motor Show, represents a major advance in city driving. Gridlocked city centers suffer the most from the noise pollution and toxic emissions generated by vehicles that are stationary but still running their engines (almost 30% of driving time in town). Valeo's starter-alternator generates 15% more electrical energy than a conventional alternator and starts the engine quickly and silently. The engine can therefore be shut off when the vehicle is stationary in a traffic jam, for example, cutting fuel consumption by over 10% in urban environments as well as dramatically reducing emissions and noise pollution.

The StopStayCool/StopStayWarm™ system was designed to maintain heating and air conditioning when the engine is cut off by the Start-Stop function. This vital complement to Valeo's Start-Stop system consists of an A/C evaporator that stores cold energy while the engine is running and releases it when the engine—and therefore the compressor—shuts off. StopStayCool/StopStayWarm™ can maintain the comfort of the cabin for 45 seconds in an ambient temperature of 35°C. It also maintains heating by means of an electric water pump that continues to circulate water between the engine and the radiator.

Clutch-by-Wire is Valeo's response to the constraints of mechanical transmissions in urban areas. Clutch actuation helps to limit the effort and travel of the pedal while retaining its basic feel. Unnecessary actions are corrected, thereby prolonging the life of the clutch system, which can also be fully automated.

An intelligent regulation of engine temperature for a mutual energy transfer between the various powertrain components is one way to reduce fuel consumption and pollutant emissions, and Valeo is pioneering this approach with its Ultimate Cooling™ system, the appropriate answer to full thermal management of all powertrains. Using a common cooling system, this architecture improves energy output in transient conditions, while enabling oil, intake air and exhaust gas recirculation (EGR) exchangers to be fitted directly onto the engine. The front end area is also much more compact.

Themis™, Valeo's Thermal Management Intelligent System, breaks new ground in engine temperature control. Based on continuous temperature management, depending on traffic conditions and engine load, Themis™ offers a very precise regulation of fluid and air flow under the hood. It reduces fuel consumption and emissions through an optimal use of engine output. Fuel consumption is reduced by 5%, hydrocarbon emissions by 10% and carbon monoxide emissions by 20%. On top of the environmental benefits, this system also improves comfort thanks to the precise regulation of the cabin heating system, especially in winter and in urban driving conditions.

Environmentally friendly products

In addition to offering technological innovation, Valeo is keen to reduce its use of certain materials in its products, such as with lead-free electrical welding. This process is managed by a Technology Focus Group (TFG), which oversees the elimination of dangerous materials and the systematic application of the strictest regulations. These requirements also apply to Valeo's suppliers.

REDUCED FUEL CONSUMPTION WITH THE C3 1.4i 16V SensoDrive STOP&START (source: Citroën)
(savings in %)



10%
6%
15%
10%
6%
City
Mixed cycle
Traffic jam
Big town
Small town
Certification
Customer use

VALEO ADDS VALUE TO THE CITROËN C3

Presented as a world premiere on the Citroën C3 SensoDrive, the Start-Stop system combines starting and electricity generation functions. This innovation enables a 10% reduction in fuel consumption and greenhouse effect emissions in urban environments.



Innovating to make vehicles more comfortable

Comfort, a decisive factor in driving pleasure, mobilizes a large number of Valeo engineers. The most sophisticated technologies are applied to enhance the well-being of driver and passengers.



COMFORT ENHANCEMENT

Improving cabin air quality is an important area of research and development for Valeo. The Group has been working for quite some time on the elimination of pollutants and noxious odors produced by the external environment. The cabin air purifier is particularly effective in both removing dust and destroying atmospheric pollutants and micro-organisms. Designed based on photo-catalytic technology, a mixture of active carbon and titanium dioxide under a beam of ultraviolet light blocks airborne particles which, though invisible, may nevertheless be harmful to human health. The filter uses photo-catalysis to regenerate itself, maintaining its quality throughout its life and purifying the air in the cabin within five minutes, offering relief to allergy sufferers while improving the health and comfort of all passengers by providing purer air, free of unpleasant odors.

Air diffusion control represents a new step in air conditioning, and Valeo's soft air diffusion system makes a significant contribution to this field. This product creates an evenly distributed blanket of air in the cabin for the comfort of all passengers. The system is based on a module of specific air ducts across the full width of the instrument panel below the windshield. The module, which is connected to the air conditioning system, eliminates discomfort caused by drafts of cold air.

A pleasantly fragrant cabin is an important comfort factor which increasingly appeals to automakers. Valeo's significant innovation in this field is a fragrance diffusion system that distributes a fresh scent via the air conditioning system. A wide range of high quality fragrances is available for use with this innovation, which remains active throughout the vehicle's lifetime.

Valeo is constantly working on ways to improve cockpit ergonomics. The Paris Motor Show introduced the fruit of a close collaboration between PSA Peugeot Citroën and Valeo: the fixed cushion central control steering wheel. Testifying to Valeo's expertise in top column modules and multiplex networks, this innovation brings together within easy reach all the controls for air conditioning, cruise control, navigation, telephone and radio. This simplifies the movements required of the driver, providing increased peace of mind. The fixed central cushion also enhances safety, by optimizing airbag deployment regardless of the steering wheel's position.

The traditional mechanical door handle has now been replaced by Valeo's new mechatronic handle. This innovation combines the classic locking and unlocking mechanism with additional features, such as approach sensors and touch sensors which enable automatic locking and unlocking. The integration of the sensor respects the styling of the handle, and access to the vehicle is simpler, more comfortable and more user friendly.

Electromechanics upgrade traditional antitheft security devices to provide greater comfort. Consisting of a small electric motor linked to an electronic control unit, the smaller, lighter electrical steering column lock is fast and easy to lock and unlock, while offering improved security.

VALEO ADDS VALUE TO THE CITROËN C4

The fixed cushion central control steering wheel of the new Citroën C4 enhances driving comfort and safety. The controls are fixed on the wheel center and remain in the same position whatever the steering wheel's position.



Products and services for the aftermarket

Valeo offers aftermarket customers a wide range of products and high-performance services (catalogs, training, and diagnostic and sales tools) to increase the effectiveness of repair specialists.

Valeo: reliability and quality guaranteed

One of the focuses of 2004 was to strengthen Valeo's image and market positioning. The "Valeorigin" label, which was created to indicate original equipment or matching quality parts, is applied to 80% of Valeo products and is clearly marked on the packaging. This label is a guarantee for the customer of the quality and reliability of the spare part. The Block Exemption Regulation governing automotive parts distribution also led the Group to unite its brands, Marchal, Cibié, PJ and SWF, under the "teamValeo" banner.


valeorigin

New products and services for improved safety and comfort

During the course of the year several new products and services were added to the range and presented at the Automechanika show and to customers during dedicated Ride & Drive events. Many of the key products and services are now installed on Valeo Service's demonstration vehicle.

Xenon headlamps for superior night visibility

Xenon bi-function headlamps are now available for top of the range vehicles such as the Volkswagen Touareg, Audi A4, Alfa Romeo 166 and Porsche Cayenne. Xenon light is a technology that offers 100% more light than conventional halogen headlamps and significantly increases peripheral and long distance visibility with daytime light color.

In addition, Valeo launched under the Cibié brand a Xenon drive beam that can be fitted to the car bumper for the post-equipment market. Designed and developed exclusively for the aftermarket, the Xenon drive beam provides a high-tech, powerful additional lighting solution.

Hands-free kits for safer communication when driving

During the year, Valeo launched four versions of its hands-free kit on the aftermarket. These kits incorporate the wireless Bluetooth® technology. Using these kits drivers can leave their cell phones in their pockets, bags or even in the trunk of the car; the kit detects the cell phone and switches to hands-free mode as soon as the ignition key is turned on.

"Beep & Park" park assist system

Among the world leaders in Original Equipment park assist systems, Valeo has launched into the aftermarket its "Beep & Park" range. These ready-to-use kits provide all the necessary elements to install the


SWF
teamValeo
CIBIE
Tuning
teamValeo
MARCHAL
teamValeo
PJ
teamValeo

parking sensors, to diagnose defective or poorly mounted sensors and to replace damaged sensors. Universally applicable, the parking sensors indicate when you are maneuvering too close to an obstacle (wall, car, pedestrian, etc) at the rear and in front of the car.



"All-season" wiper system

Silencio™ Winter is an innovative wiper system, designed to resist the severest winter conditions. The rubber used for the wiper is coated with a water-repellent film, allowing the blade to move freely without sticking to the windshield in icy conditions. The snowflake temperature indicator changes from pure white to blue when temperatures fall to 2°C or below, alerting the driver to possible ice on the road.

A breath of fresh air...

A number of commercial successes and innovations were achieved during the year to improve in-cabin air quality.
Clim Pur, an anti-bacterial spray that cleans and purifies the complete vehicle air-conditioning system, was launched. Clim Pur eliminates bacteria and fungi that cause bad smells and the malfunctioning of the air-conditioning system. Once the cabin air filter has been removed for replacement, Clim Pur sprays into the air in-flow at the base of the windshield.

Valeo Clim Service, a complete air-conditioning maintenance and repair package, now has a network of over 1,500 air-conditioning partners throughout Europe.
The Valeo Clim Service program was expanded to the United Kingdom during the year.
A Valeo Clim Service web site was also created. On this site, consumers can learn the air conditioning basics and identify the nearest Valeo Clim Service partner.


valeo
Clim
service



Climtest 2, one of the Valeo Clim Service diagnostic tools, was installed in 4,000 Renault garages. It enables repairers to accurately diagnose a car's air-conditioning circuit.





Comfort Enhancement]

Attracting and developing the best talent

2004 was a year of considerable progress in terms of human resources, with the development of a competence management system, expanded training programs, and effective mobility and career management policies.

RECRUITMENT AND PARTNERSHIPS WITH EDUCATIONAL ESTABLISHMENTS:

Training the employees of tomorrow

To sustain its development, Valeo relies on skilled and efficient employees who are well trained and able to the integrate themselves into company culture.

Valeo recorded a low staff turnover for 2004. In order to attract world-class talent, the Group pursued the deployment of its campaign to be viewed as an employer of choice: "Valeo added, you make it happen", launched in 2002 and deployed on a worldwide scale internally, in the press and on the Internet.

In 2004, ValeoC@mpus continued to expand: 5,800 users spent 30,000 hours in training.

Relations with schools and universities: building the future of Valeo

In 2004 the Group continued and strengthened its relations with schools and universities. New partnership agreements were concluded with three leading French engineering schools: Supelec, the Ecole des Mines in Nantes, and ENSIETA in Brest, which specializes in on-board automotive electronics.
In 2004, this policy was extended to other parts of the world. Partnerships were developed in China and Mexico. A class from the Polytechnic University in Warsaw, Poland was welcomed to one of our Branch headquarters, and the Group forged closer links with educational establishments in Hungary and the Czech Republic.

TALENTS AND SKILLS

Tools for employee evaluation, training and career development

In an ever changing, highly competitive technological environment, employee training and skills management are crucial and must be optimized on an ongoing basis.

ValeoC@ampus: top training technologies

Valeo's online university provides personalized, optimized and fast learning tools including standard training modules (computer skills and languages), specific Valeo courses and management training. Certain ValeoC@mpus training programs have been reorganized to include online training, seminars and fieldwork; access to these services is available in all countries in which the Group operates.

Management development programs

Valeo also continued to deploy its managerial skills development program: over 60 seminars were organized over the course of 2004.
Programs give participants the opportunity to work on their leadership style and develop new skills. International demand for the programs has increased, with the aim of mobilizing top human resources, especially in emerging countries.
Valeo also launched new training courses in 2004, such as the "Project Management Academy". Project management is now recognized as a profession in its own right, from both a technical and people management point of view.


Make it happen
Valeo
Valeo added

Valeo key competences: enhancing operational performance

The competence management project aims to establish a set of key competences required for success at Valeo. Two categories have been defined: around 15 standard competences (common to all engineers and managers and including adaptability, problem-solving, communication, team work, etc.) as well as sector-specific professional competences (finance, human resources, research and development, marketing, etc.).
These key competences were used to guide the annual appraisal discussions at the end of 2004. The new standards enabled the competence profile acquired by each person to be compared to the target competence profile for a given position.
Particularly useful for external and internal recruitment, and the development and analysis of training requirements, these standards facilitate objective decision-making, in terms of a candidate's suitability for a post, preparing an employee effectively for the next step in his or her career and fine-tuning mobility between functions.



Employee shareholders

2004, THE YEAR OF VALEORIZON

In September 2004, Valeo announced the launch of the employee shareholder program Valeorizo, with a share capital increase authorized by the Annual General Shareholder's Meeting of April 5, 2004. 760,000 shares (i.e. 2.1% of the capital) were offered to 56,500 Group employees working in 16 different countries, where local regulations and the number of Valeo employees were suitable for the operation.
Two different versions of the Valeorizon plan ("classic" and "leverage") were proposed, depending on the country in question.
Nearly 8,000 people subscribed to the plan, representing a participation rate of 14 %.


DETROIT
TOKYO
PARIS
VALEORIZON

Ethics and social responsibility

COMMITMENT AND CONCRETE ACTIONS

Valeo complies with the stricter requirements of the FTSE4Good index and the UN Global Compact program.

Since 2001, Valeo shares have been listed on the FTSE4Good index, which selects and evaluates companies based on criteria of social responsibility and sustainable development. Valeo remained on the index in 2004, despite a marked tightening of the qualification conditions.
The Group has updated its internal audit standards to include the respect of fundamental human rights. Moreover, it has undertaken to meet standards that go beyond the requirements of national regulations in various areas such as child labor, employment of the disabled, equal opportunities at work, moral or sexual harassment, and physical and mental health.

In 2003, as part of its sustainable development policy, Valeo joined the United Nations Global Compact program, which includes a large social section. To satisfy the obligations of the program, Valeo strengthened its Ethics Code at the start of 2004 and included new fundamental principles of human rights, dignity and respect for people at work, as well as measures against corruption.

Valeo contributes to the development of the Wheelchair Test Center at the Garches Institute.

This commitment dates back to the creation of the center in 1988. The mission of the Garches Institute is to facilitate the return home of physically disabled people after a long stay in hospital and to help them live a normal social and professional life.
In 2004, the Garches Institute became an officially recognized foundation for the disabled. Valeo has undertaken to continue the collaboration by becoming a stakeholder in the new Garches Foundation.

THE 5 AXES

THE KEY TO OPERATIONAL EXCELLENCE AND CUSTOMER SATISFACTION

Applied throughout the Group on a worldwide basis, the 5 Axes are a cornerstone of Valeo culture. In order to ensure Total Quality for customers, the methodology is based on:

- **Involvement of Personnel**
  Developing skills and versatility, encouraging employees to make suggestions for improvement and participating actively in the work of autonomous teams. These are the guiding principles of this fundamental aspect of the 5 Axes system.
- **The Valeo Production System**
  This is a "pull-flow" system based on flexibility of production resources, elimination of all non-productive operations and stopping production at the first non-quality incident. The VPS is designed to improve productivity and the quality of products and systems.
- **Constant Innovation**
  In order to design attractive and innovative products, which are easy to manufacture, cost-effective and delivered within tight deadlines, Valeo has set up an organization based on project teams and the simultaneous engineering of products and processes.
- **Supplier Integration**
  By selecting a limited number of world-class suppliers, Valeo establishes and sustains strong partnerships, allowing it to benefit from their ability to innovate and co-develop productivity plans and improve quality.
- **Total Quality**
  Total Quality is required throughout the Valeo Group and from its suppliers; it is an essential prerequisite for meeting customer expectations, whether in terms of product quality or service.



Total Quality
Constant Innovation
Supplier Integration
Production System
Involvement of Personnel

FOR CUSTOMER SATISFACTION

5 AXES SCHOOL IN CHINA

A team of Valeo professionals has been formed to introduce the 5 Axes culture to the 3,000 employees of the Valeo Divisions in China. After an initial pilot session in October 2004, the team's objective is to train 100% of local managers by the end of 2005.

Total quality: a top-priority objective

The total quality approach has been a formalized, integral part of Valeo policy since the 1990s, and significant progress has been made in this area. In 2004, the strategy was further developed, with the reinforcement of a quick response culture and the launch of a project to optimize the industrial base.



Operational excellence, one of the pillars of the Valeo 2010 strategy, involves in particular the systematic detection of non quality and the encouragement of employees to take immediate action in the event of anomalies, to ensure that all production parameters are totally under control.
Proactivity and individual initiative in areas such as cost reduction and improving safety, quality and customer service are actively encouraged, to ensure that potential incidents or accidents are detected as early as possible. Ongoing involvement from management —leading by example through its presence on the shop floor—is an essential element of this behavioral approach.

Systematic rejection of non quality is combined with considerable efforts to optimize labor costs. Significant progress has been made, enabling Valeo to eliminate unnecessary activities and calculate investments more precisely.

These two areas of improvement have contributed to a significant increase in added value during 2004, increasing productivity levels. Time savings have also been recorded and the cost of working time reduced.

The Group continues to foster the development of teamwork throughout its production sites. Highly successful in 2004, this trend is in line with the increasing complexity of projects, which require engineers to work in close collaboration.

FEWER AND FEWER PPM

Product quality in the automotive industry is expressed in ppm, i.e. the number of defective parts per million parts produced. Valeo reduced its number of ppm by a factor of three between 2002 and 2004. In 2004, 39% of Valeo sites had achieved less than 10 ppm, the Group's objective for all sites in the coming years.

RESIDENT ENGINEERS WORKING ALONGSIDE CUSTOMERS

Valeo's success with regard to product quality in 2004 is due in particular to the implementation of a resident engineers program: engineers are no longer simply assigned to a given customer; they actually go and work in the customer's premises, providing Valeo with precise and detailed updates on a daily basis, thereby considerably improving response times. At the end of 2004 the Group had 47 resident engineers; 35 in Europe and 12 in the North and South America. In 2005, the program will be extended to China.



The QRQC (Quick Response Quality Control) approach is a key element of the 5 Axes Method and a cornerstone of Valeo's quality culture. Each problem is immediately identified and analyzed on the shopfloor by all people involved, and corrective action is defined and implemented within 24 hours. The QRQC approach applies to all areas: production, projects, quality, purchasing, logistics, risk management, etc.



Lower costs, higher standards

By reducing supply costs through increased sourcing in low-cost countries, implementing rigorous selection processes for new suppliers, applying quality and performance policies developed in-house to suppliers and subcontractors, and establishing close partnerships with top suppliers, Valeo intends to use its purchasing strategy to gain a competitive edge.

TURNING SUPPLIERS INTO PARTNERS

On November 3, 2004, 300 suppliers, representing 75% of Valeo purchases, attended a convention to launch the Group's Convergence program. The objectives of this three-year program are twofold: to reduce costs drastically and to improve the quality of supplier-manufactured products. The system uses a specific monitoring tool, the Scorecard, which provides a visual indication of quality performance and cost reductions implemented. It also ensures increased visibility through to the end of 2006, outlining potential areas of productivity and indicating where such areas have not yet been identified. Each supplier Scorecard is monitored by a Group Lead Buyer whose role is to coordinate and harmonize the purchasing policies of the different Valeo Divisions for which that supplier works. The Convergence program is complementary to the Valeo Integrated Partners (VIP) program launched in 1999. In 2004, the number of VIP suppliers reached 117. Suppliers based in low-cost countries were included in the program for the first time.

In 2004, Valeo further tightened the requirements imposed on its suppliers in terms of labor rights and environmental protection. These requirements led to a new edition of the Group's general purchase conditions, among other things.

Production purchasing in figures

4.5 billion euros of purchases,

More than 980 biddings on-line with over 1.3 billion euros of on-line purchases,

2,733 Valeo suppliers:

- 300 account for 75% of the Group's purchases
- 880 are located in low-cost countries

INCREASED PURCHASING IN LOW-COST COUNTRIES

Valeo continued to develop its policy of sourcing in low-cost countries in 2004. These purchases represented 22% of total purchases in 2004, versus 13% in 2003.

There was a notable increase in Asian sourcing, particularly in China, driven largely by the ramp-up of the Shanghai-based Asia Purchasing Office, which increased its staff. Purchases from Chinese suppliers increased from 100 million euros in 2003 to over 200 million euros in 2004.

FEWER SUPPLIER INCIDENTS AND IMPROVED RESPONSIVENESS

Valeo succeeded in obtaining a further reduction (32%) in the number of supplier incidents in 2004, following a reduction of 25% in 2003. This is due in particular to the deployment of the QRQC approach, which encourages supplier responsiveness, at more than 1,000 supplier sites. The expansion of the training plan for quality auditors was also a contributing factor. It should also be noted that Valeo purchasing teams include no fewer than 350 quality engineers.

When a problem arises, suppliers must confirm that the unit in question has been secured within 24 hours, and they are given five days to present an analysis of the root cause and an associated action plan, which must be implemented within 10 days.

TECHNOLOGICAL PRESENTATIONS TO IDENTIFY SUPPLIER INNOVATIONS

In 2004, a dozen Valeo suppliers organized technological presentations for the Group. These private exhibitions, launched in 2002, give Valeo the opportunity to discover its suppliers' latest innovations and future developments.



Risk management, environment, health and safety

Global policies, local action

In line with the Group's long-term vision, Valeo's risk management policy is founded on the basis of rigorous procedures and management systems for improving performance.

MANAGING RISKS MEANS SEEING THE BIGGER PICTURE

Initiated in the early 1990s, Valeo's risk management approach encompasses the protection of people, the environment, the industrial base, expertise and information.

This approach, applied systematically at all Valeo sites, involves two key aspects: respecting obligations imposed by national legislation as well as those defined by Group policy (which exceed the requirements of national regulations in many areas), and evaluating significant impacts, enabling Valeo to identify risks, set objectives and implement action plans.

106 sites certified ISO 14001

FORMALIZING PROCEDURES AND RAISING EMPLOYEE AWARENESS: THE RISK MANAGEMENT MANUAL

All Valeo procedures with regard to health and safety, building security, the environment, and the protection of knowledge and expertise are detailed in a Risk Management Manual, which is updated on a regular basis, as was the case in 2004. In addition to the procedures in the Risk Management Manual, application guidelines are provided, outlining the practical application of procedures.

CLEARLY IDENTIFIED RISKS FOR EACH SITE

To achieve its objectives and bring risk levels down to zero, Valeo requires continuous visibility. Each site is subject to a full audit at least every three years, covering the environment, health, safety at work, and the protection and security of buildings. This audit is carried out by external auditors, in accordance with local obligations, Group policy and best practice. It provides useful, detailed information—especially with regard to environmental concerns—on site activity, the surrounding area and the natural environment: geology, seismic risks, flood plains, etc. Actions to be implemented and associated action plans are established on the basis of these audits.

Site action plans are communicated twice a year at the Group level, providing the Risk, Insurance and Environment Department with precise and comprehensive information for evaluating the performance of individual sites. Each site is graded on an annual basis.



Site of Bouznika, Morocco

BANNED OR RESTRICTED SUBSTANCES: DATABASE IMPROVEMENTS

In the late 1990s, Valeo created a database listing substances which are banned or restricted in the automotive industry. Used by site managers, as well as R&D and purchasing teams, this database has already been updated on several occasions. In 2004, the system was given a complete overhaul in order to make the database more operational. Since early 2005, in addition to informing the user that a given substance is banned or restricted, the new tool will also proposes substitutes.

DESIGNING SITES FOR SUSTAINABLE DEVELOPMENT

The Valeo Factory Design Guide defines specifications for building or renovating Valeo sites; one of the main features of the specifications is the integration of all health, safety and environmental aspects right from the design stage.



EARNING ENVIRONMENTAL CERTIFICATION: SPECIFIC OBJECTIVES FOR EACH SITE

To fulfill its objectives for progress, Valeo bases its policy on performance as well as the implementation of a management system which leads to regularly renewed certification. This is the case with ISO 14001 certification, the international standard in terms of environmental management systems.
At the end of 2004, 106 of the Group's sites were certified ISO 14001. The aim is for all sites to earn their certification (newly acquired sites are immediately integrated into the Group's ISO 14001 certification system).
The Group's environmental objectives are tailored to the individual circumstances of each site. This policy complies with the ISO 14001 standard, which obliges companies to outline the environmental impact of each of their sites.

The Group's environmental indicators reporting system evolved in 2004, since its scope was extended to include joint ventures.

CERTIFICATION FOR HEALTH AND SAFETY AT WORK: THE PROCESS HAS BEGUN

In 2004, Valeo began the process to obtain certification in the area of health and safety at work, in accordance with the OHSAS 18001 international standard. Three sites were certified OHSAS 18001 in 2004 and an ambitious objective has been set for 2005: 50% of sites ready for certification.
Like the ISO system, this health and safety management system is based on continuous improvement.

30% reduction of energy consumption at the Amiens Site, France (Transmissions). In order to save energy, buildings were equipped with photoelectric cells which only allow lights to be switched on when there is insufficient natural light.

110,000 liters of water saved per year at the Toluca Site, Mexico (Climate Control and Security Systems), where water is a precious commodity.

50% of water recycled at the KyongJu Site, South Korea (Electrical Systems) for use in the production process. Instead of being thrown away, plastic packaging received with certain parts is reconditioned and sent back to the producer for reuse. In addition to the environmental benefits, this will save 38,000 euros per year.

500 trees planted at the Itatiba Site, Brazil (Climate Control and Engine Cooling) on June 5, to celebrate the Brazilian festival of the environment.

VALEO AND ITS SHAREHOLDERS

Financial communication targets a diverse public composed of current and potential individual and institutional shareholders, as well as their advisors (financial analysts). Valeo aims to provide them with regular, real-time information that is as exhaustive and precise as possible.

INDIVIDUAL SHAREHOLDER RELATIONS

Individual shareholders, predominantly French residents, own an estimated 10% of the Valeo capital. The following communication tools have been set up for this group of investors:

- **Toll-free line 0 800 814 045:** available to individual shareholders (in France) since 1998. In 2004, this service answered requests dealing mainly with Valeo's share price, share management, shareholder rights and Group activities.

- **The valeo.com website** aims to provide information for all shareholders. The Finance section of the site provides real-time stock market and shareholder information (latest share prices, rating and coverage, shareholders' structure and dividends and AGM documents). Financial publications can also be consulted online (annual and interim reports and financial presentations, as well as all press releases and prospectuses). The site also allows web surfers to submit financial questions to the Group's spokesperson. Since November 2003, users who register their details online receive a periodical newsletter, providing relevant information for those interested in monitoring the Group's progress.

  In 2004, Valeo's financial communication strategy involved improving the level of web-based services (quicker response times for publishing information on the site and more frequent financial presentations) and personalizing relations with financial users through the Finance Newsletter. This strategy resulted in a considerable increase in Finance section traffic, which accounted for 7% of the total number of site visits.

- Société Générale has acted as Valeo's share registrar since the end of 2000. This service, used by more than 2,500 shareholders—mainly individual shareholders—provides a reduced-cost share information line (dividends, tax issue and placing orders) on 0825 820 000.

INSTITUTIONAL SHAREHOLDER RELATIONS

Valeo's senior management team has maintained a high level of contact with investors and analysts over the course of the year. In total, some 400 shareholder representatives were put in touch with the senior management team or the Investor Relations Director.

Meetings were organized in major financial centers in Europe, the United States and Asia. Various types of meetings were used (one-on-one meetings, group meetings, telephone conferences and themed or general investor conferences).

The objective of the Group's Investor Relations Department is to serve as an interface between the Group and investors and analysts, in order to keep them informed of the Group's strategy, products, key events and financial performance.

BREAKDOWN OF CAPITAL AT DECEMBER 31, 2004

(In % of capital and % of voting rights)

9.78 %
(9.69 %)
Groupe Wendel Investissement

6.41 %
(8.27 %)
Caisse des Dépôts
et Consignations (CDC)*

10.11 %
(10.02 %)
Franklin Resources Inc. (USA)

73.70 %
(72.02 %)
Free float

* Own account

Number of shares: 83,709,024

Number of voting rights: 84,451,137

STOCK MARKET DATA

	2004	2003	2002	2001	2000
Market capitalization (end of period in billion euros)	**2.58**	2.61	2.46	3.72	4.01
Number of shares	**83,709,024**	82,133,728	82,133,728	83,056,603	82,923,403
Highest share price (in euro)	**38.35**	36.40	53.00	59.90	82.60
Lowest share price (in euro)	**27.22**	19.75	23.00	30.02	43.90
Average share price (in euro)	**32.47**	29.27	40.14	47.17	56.35
Share price at end of period (in euro)	**30.80**	31.75	29.90	44.80	47.56

DATA PER SHARE

(in euro)	2004	2003	2002	2001	2000
Net income (on average number of shares)	**1.83**	2.20	1.63	(7.12)	4.44
Dividend	**1.05**	1.00	1.00	0.70*	1.35
Dividend including tax credit**	**1.57**	1.50	1.50	1.05*	2.03

* Dividend of 1.1 euro to be proposed to the April 21, 2005 (or in the absence of a quorum, on 3 May 2005) Annual General Meeting of Shareholders.

** Tax credit equivalent to 45% of the dividend amount paid to legal entities in 1999, 40% in 2000, 25% in 2001.

SHARE PRICE

(in euro)



CAC40
Valeo
100
80
60
40
20
0
2000
2001
2002
2003
2004

MONTHLY TRADING VOLUME

(number of shares)



26,000,000
21,000,000
16,000,000
11,000,000
6,000,000
1,000,000
2000
2001
2002
2003
2004

ANNUAL REPORT


2004


Valeo

CONTENTS

Valeo is an independent industrial group fully focused on the design, production and sale of components, systems and modules for automobiles and trucks, both on the original equipment market and the aftermarket.

The Group employs 67,300 people representing 70 nationalities in 129 production sites, 65 Research & Development centers and 9 distribution platforms.

Valeo is made up of 10 industrial Branches, which are grouped into Activities to encourage transversal synergies in development and production.
Valeo Service is the Group's aftermarket Activity, encompassing both original equipment spares and independent aftermarket sales.

Transmissions
Transmissions includes friction materials and clutch systems, and represents 5% of Valeo's sales.

Thermal Systems
The Thermal Systems Activity represents 27% of Valeo's sales, and covers the Climate Control and Engine Cooling Branches, and front end modules.

Electrical and Electronic Systems
The Electrical and Electronic Systems Activity represents 50% of Valeo's sales and covers the following Branches: Lighting Systems, Wiper Systems, Switches & Detection Systems, Electrical Systems, Motors & Actuators, Electronics & Connective Systems and Security Systems.

Valeo Service
Valeo Service is the aftermarket Activity of the Valeo Group. It consists of two Branches: Original Equipment Spares, covering the sale of replacement parts to automakers, and Independent Aftermarket, covering sales to independent distributors.
Marketing and logistics are common to both Branches, while separate customer interfaces are maintained to provide specific solutions for the requirements of customers in each segment.
The aftermarket Activity accounts for 18% of the Group's sales.

COMMERCIAL SUCCESSES

The technological innovations which entered into production in 2004 confirm Valeo's strategy of offering global solutions designed to enhance comfort, safety and driving pleasure, while reducing fuel consumption and emissions.

- The Start-Stop system, presented as a world first on the Citroën C3, combines the functions of a starter motor and an alternator. This innovation shuts the engine off when the vehicle is stationary, enabling a reduction of fuel consumption and pollutant emissions of around 10% in urban driving conditions.
- The lane departure warning system, LaneVue™, the result of two years of collaboration with Iteris, was launched on the North American market at the beginning of the year. Nissan's Infiniti range is equipped with this innovation, which warns drivers to correct their trajectory if they stray outside their lane unintentionally. This system received the Innovation Award at Automechanika and was launched at the Paris Motor Show on the Citroën C4.
- The new Citroën C4's steering wheel with fixed central controls was developed in partnership by Citroën and Valeo to improve driving comfort and safety. The controls are fixed in the center of the steering wheel and retain their position regardless of the angle of the wheel. This makes them easier to operate and ensures an efficient deployment of the driver's airbag.
- Valeo Raytheon Systems signed a contract in 2004 for the production of its Blind Spot Detection system in both the driver and passenger rearview mirrors. Production is scheduled for 2006 for a major North American automaker.
- Dynamic Bending Light, based on a new generation of electronically controlled headlamps, has gone into production on the Citroën C4 and C5. This system offers a significant improvement in driver visibility in road bends.
- Two other contracts, with Ford and Hyundai, were signed during the year for the StARS starter-alternator, which reduces fuel consumption and pollutant emissions by around 10%.
- Dacia's Logan features eight Valeo product lines. Wiring and heating, ventilation and air conditioning (HVAC) systems are produced on-site at Dacia's production plant in Romania.
- Valeo Service enjoyed a very successful year, with Renault equipping 4,000 garages in its network with Climtest 2, a diagnostic tool for air conditioning systems.
- Valeo Service also received the Supplier of the Year award from the Group Auto Union International (GAUI), for the third year in a row.

TECHNOLOGICAL INNOVATIONS

In 2004 Valeo boosted its position as a force for progress in the automotive industry, with a wide range of innovations in three Domains: Driving Assistance, Powertrain Efficiency and Comfort Enhancement.

The Group has reorganized its technologies, which are now grouped into three Domains—Driving Assistance, Powertrain Efficiency and Comfort Enhancement—which are all supported by Electrical and Electronic Distribution Systems (EEDS).

Optimization of R&D facilities

A new Research and Development center was opened at Wuhan in China in 2004. With the two centers opened in 2003 at Prague in the Czech Republic and Casablanca in Morocco, Valeo has strengthened its R&D capacity in emerging countries, underpinning the Group's strategy of accelerating innovation, reducing time-to-market, cutting costs and expanding internationally.

Recognition of Valeo's R&D expertise

- The LaneVue™ system installed on the Infiniti FX and M45 received the Innovation Award in the Systems and Modules category at the Automechanika trade fair in Germany. This lane departure warning system was also named as a finalist in the Product Innovation category for the 2005 PACE (Premier Automobile suppliers' Contributions to Excellence) Awards.
- Valeo's Research and Development team won the prestigious EPCOS/SIA jury grand prize from the Société des Ingénieurs de l'Automobile, in recognition of the Group's development of the Start-Stop belt-driven reversible starter-alternator.

- Valeo and PSA Peugeot Citroën were presented with the first "Engineers of the Year" award in the Sustainable Development category for the Citroën C3's Start-Stop system.

Collaboration and partnerships

- Valeo announced that it had joined the Autosar (Automotive Open System Architecture) consortium in June as a Premium member. The aim of this partnership of automakers and automotive suppliers is to develop an open standard for electrical and electronic architectures.
- Valeo collaborated with the British Ministry of Transport, Ford Motor Company, Ricardo Consulting Engineers and Gates Corporation on Hytrans, a project to produce the first medium-sized European commercial vehicle equipped with a micro-hybrid diesel-electric powertrain using Valeo's belt-driven reversible starter-alternator.

OPTIMIZING INDUSTRIAL FACILITIES

It is vital to Valeo's industrial strategy both to rationalize its industrial facilities and to support automakers at their new locations, especially in low-cost countries.

- The Group opened three industrial sites in 2004, including two in Poland—Chrzanow (Valeo Lighting Systems), for the production of lighting systems, and Zielonki (Valeo Motors & Actuators), for electric motors—and one in Mioveni, Romania (Valeo Climate Control).
- 42% of Valeo's sites are now located in low-cost countries, corresponding to 54 sites with around 28,600 employees.
- Four production sites were closed in 2004: the Valeo Motors & Actuators site in Wemding, Germany, the Valeo Transmissions site in Hampton, Virginia, in the US, the Valeo Electronics & Connective Systems site in Santo Tirso, Portugal, and the Valeo Electrical Systems site in Gebze, Turkey. Moreover, in October, the Group announced its intention to close the wiring harness production plant in Orense, Spain (Valeo Electronics & Connective Systems).

PURCHASING STRATEGY

The Group's purchasing strategy is based on cost reduction and the generalization of Valeo quality standards among its suppliers.

Valeo's purchasing strategy is designed to reduce the supplier panel, which totaled 2,733 suppliers at the end of 2004. 2004 saw the launch of Convergence, a program designed to engineer a dramatic cost reduction while improving the quality of products produced by Valeo's suppliers. The VIP (Valeo Integrated Partners) program continued, with a total of 117 VIP contracts signed at the end of the year.
The proportion of low-cost country sourcing increased, in line with the other aim of Valeo's purchasing strategy: cost reduction. Suppliers in low-cost countries now account for 22% of total Group purchases.

AWARDS

A number of Valeo's industrial sites were honored for their production quality performance in 2004.

- The Valeo Engine Cooling plant in Skawina, Poland, won the "Industrial Excellence Award" from the French trade magazine "L'Usine nouvelle";
- The Valeo Security Systems South America Division received Toyota's "Cost Achievement Performance" award;
- The Valeo Security Systems Italy Division won a "Recognition Certificate for Cost Management" from Toyota.

The Group's customers and partners also recognized the quality of Valeo's products and services on a number of occasions throughout the year:

- Valeo Electrical Systems in Shanghai was named "Supplier of the Year 2003" by Shanghai-GM;
- Nissan presented a "Quality Master" award to the Valeo Wiper Systems plant in Juarez, Mexico, and a "Zero Defects" award to the Valeo Electrical Systems plant in San Luis Potosi, Mexico;
- Toyota awarded a "Quality Certificate" to the Valeo Wiper Systems plant in Juarez, Mexico, for a ppm rate below 15 in 2003;

- The Valeo Electrical Systems site in KyongJu, South Korea, was named "Best Supplier" by Samsung Techwin;
- The Valeo Engine Cooling North America Division received the "Parts & Service Delivery" and "Manufacturing Delivery" awards from Honda;
- The Valeo Security Systems North America Division won Honda's quality award;
- The Valeo Engine Cooling Front End Module Division was named "Supplier of the Year 2004" by Volkswagen in South Africa;
- Valeo was named "Supplier of the Year" by General Motors in the "Starter Motors" category;
- Valeo Service Brazil was named "Supplier of the Year 2003" by Brazilian distributor DPK;
- The Valeo Transmissions India Division received Hyundai's ppm prize;
- Valeo Transmissions won the "Single ppm Quality Innovation" award in collaboration with its joint venture in South Korea;
- In North America, Zexel Valeo Compressors won the "Subaru Quality Achievement" award;
- Valeo Electrical Systems in Shanghai won Volkswagen Shanghai's "Gold Best Supplier Award" for 2003;
- Valeo Unisia Transmissions in Japan won the "Best Supplier" award from Nissan Service Parts;
- The Valeo Transmissions India Division was awarded an "Appreciation Certificate" by Hyundai Motors India for 2003.

STRATEGIC OPERATIONS

Valeo continued to expand its activities in Asia during 2004.

- In January, Valeo increased its shareholding in Shanghai Valeo Automotive Electrical Systems, from 30% to 50%.
- In April, Valeo increased its stake in Valeo Shanghai Automotive Electric Motors in China by 5%, bringing it up to 55%.
- In July, the Group increased its shareholding in Nanjing Valeo Clutch Company through a capital increase and a new partnership structure. This Chinese joint venture, which makes clutches, now has the resources it needs to expand its markets in China and abroad.
- In September, Valeo announced the creation of Valeo Furukawa Wiring Systems, a 50/50 joint venture between Valeo and Furukawa Electric. This new company is based in France and will have offices in Japan, China and North America.
- Valeo increased its shareholding in Ichikoh from 21.6% to 22.7% at 31 December 2004.
- In October, Valeo acquired all the shares held by Bosch Automotive Systems Corporation (Japan) in its subsidiary Valeo Climatisation SA, that is 7% of the shares and voting rights.

Employee shareholders

For the first time in the Group's history, Valeo employees were given the opportunity to buy shares in the company under preferential conditions. This program, called Valeorizon, enabled nearly 8,000 employees to buy shares in 2004.

CUSTOMERS

Valeo develops, produces and sells components, integrated systems and modules for light and heavy vehicles made by all automakers.

In descending order of sales revenue, Valeo's five biggest OE customers are the Renault-Nissan group, PSA Peugeot Citroën, Volkswagen, DaimlerChrysler, General Motors.

As in 2003, sales generated through the Group's largest customer represent no more than 15% of total sales.

The Group's priority is to supply all automakers. Its main OE customers are (in alphabetical order):

BMW
DaimlerChrysler
Fiat
Ford Motor Company
General Motors
Honda
Hyundai
MAN
MG Rover
Mitsubishi
Navistar
Paccar
Porsche
PSA Peugeot Citroën
Renault - Nissan
Subaru
Toyota
Volkswagen Group
Volvo Trucks

Valeo also aims to serve all players in the independent aftermarket sector.
Its five main customers in this segment are (in alphabetical order):

ADI
ATR
CECAUTO
GAUI
TEMOT

COMPETITIVE SITUATION

Competition in the automotive components and systems market is fierce in terms of price, quality, service and technology.

In certain categories of OE products supplied by the Group, Valeo is consistently one of three to five major suppliers who together represent over half of the market (in sales), the remainder being made up of a large number of regional suppliers:

- In several product categories, Valeo competes with the four biggest international automotive suppliers (in alphabetical order): Delphi, Denso, Robert Bosch and Visteon.
- In certain categories, notably transmissions, thermal systems, security systems and lighting systems, the leading suppliers include smaller or more geographically concentrated suppliers, such as Behr, Hella, Kiekert, Koito, LuK, etc.
- The following Branches are among the world leaders in each market segment (in sales): Transmissions, Climate Control (both alone and through the Zexel-Valeo partnership), Engine Cooling, Wiper Systems, Lighting Systems and Electrical Systems. In addition, several products in the Switches & Detection Systems, Electronics & Connective Systems and Security Systems Branches enjoy European or regional leadership positions (source: Valeo).

TRANSMISSIONS

The Transmissions Branch develops, manufactures and markets systems that transfer engine power to the transmissions of passenger cars and industrial vehicles. The solutions it offers incorporate innovative systems that dampen noise, vibrations and harshness with a level of performance to suit the specific demands of the market. Thanks to its international sales and industrial base, the Transmissions Branch, one of the world's leading clutch manufacturers, is present in all major markets in both the original equipment and aftermarket segments.

PRODUCTS

- Cover assemblies
- Discs
- Clutch facings
- Release bearings
- Hydraulic clutch actuators
- Dual mass flywheels
- Flexible flywheels
- Systems for automated manual transmissions
- Torque converters
- Lock-ups

STRATEGY

The Branch has maintained its original equipment (OE) and aftermarket growth by widening its range of automatic transmission component products, extending its range of OE and aftermarket products, and expanding its international business.
The growth of demand in developing countries, particularly in the Middle East and Eastern Europe, has required the Branch to increase its production capacity in Turkey, where the Bursa plant is currently expanding.
2004 was also marked by the Group's increasing its shareholding in the Nanjing Valeo Clutch Company (NVCC) in China from 50% to 55% together with the setting up of a new partnership structure. The Branch has also launched a project to set up a new plant in China, as a result of orders already placed for torque converters.

The industrial rationalization plan was maintained throughout 2004. Business in the United States was reorganized, leading to the closure of the Hampton plant. The closure of the Alcala plant in Spain is currently under examination.
Market expectations regarding the dual mass flywheel have shown that product strategies must be redirected towards solutions that optimize the cost/performance ratio. The new business strategy, which was introduced in the second half of 2004, should position the Branch as a leading player in this field in the coming years.

TECHNOLOGICAL INNOVATIONS

The Branch's lead-free, water-based solvent range of clutch facings now accounts for the majority of production in this area.
The development of the components and systems required for the latest generation of automated manual transmissions continued throughout the year.
The Branch has also developed a new generation of highly efficient, smaller torque converters for automatic transmissions.

COMMERCIAL SUCCESSES

2004 was a good year for Transmissions Branch orders, particularly for automatic transmission components. These orders will generate large sales volumes that may eventually position the Branch as one of the leading players in the field.
International growth in the heavy duty vehicle market continued with the search for new opportunities in developing countries.
Thanks to the creation of a specialized product range for the US aftermarket, the Branch significantly increased its market share.
It also won new orders following the production launch of new technology hydraulic actuators and flexible flywheels.

756 million euros*

Capital expenditure: 34 M€ / Number of employees: 4,780

*Sales including intragroup business.

CLIMATE CONTROL

The Climate Control Branch offers intelligent heating, ventilation and air conditioning (HVAC) systems that enhance individual comfort for vehicle occupants in all circumstances while limiting energy consumption. These systems are expected to be increasingly used in all types of vehicles.

PRODUCTS

Heating and air conditioning systems:

- HVAC systems (fans, heat exchangers, actuators, sensors, plastic housings, regulators)
- Air quality systems (filters, pollution sensors, cabin air purifiers, anti-odor treatments)
- Coolant lines and receiver dryers
- Control panels and center consoles

Cabin air conditioning modules:

- Air purification
- Enhanced well-being

STRATEGY

Throughout 2004, the Climate Control Branch continued to strengthen its position in all geographical areas and with all automakers. The Group purchased all shares formerly held by Bosch Automotive Systems Corp. of Japan in the capital of its subsidiary Valeo Climatisation S.A. Valeo now holds 100% of the capital of this holding company which controls the Group's Climate Control business.

The Climate Control Branch has been assembling heating and air conditioning modules in Mioveni, Romania, since the end of 2003. The site, which now covers 3,000 square meters, employs 350 people and produces air conditioning systems in particular for the Logan. The extension of this facility will shortly enable it to house several new production lines for Renault in Turkey.

1,696 million euros*

Capital expenditure: 83 M€ / Number of employees: 7,220

* Sales including intragroup business.

TECHNOLOGICAL INNOVATIONS

The STOPStayCOOL/STOPStayWARM™ system maintains thermal comfort within the cabin when the engine stops in Stop-Start type micro-hybrid vehicles. It also optimizes this system's benefits in terms of engine stop time and reduced fuel consumption and pollutant emissions.
An air purification module with photocatalytic filter, mounted in the cabin's headliner, provides an additional action to deliver clean, safe air. Another complementary technology, the Plasmacluster Ion® generator*, maintains air quality and neutralizes airborne microbes and fungi in the cabin.
Valeo's environmentally aware approach was also demonstrated in 2004 by the Group's introduction of a new coolant gas, R744, to replace coolant gas HFC134a. The new air conditioning system developed by Valeo therefore complies with the European regulations that will come into force in 2011.

COMMERCIAL SUCCESSES

In 2004, the Valeo Climate Control won contracts with all the major automakers. The most significant contracts were signed with PSA Peugeot Citroën, making Valeo one of this customer's key air conditioning suppliers, with DaimlerChrysler for one model and with BMW for two models. The new Renault Modus and Logan are also among the Branch's success stories in 2004.
For the truck market, the Branch won its first major contract with DaimlerChrysler for a global platform. It also signed major contracts with Suzuki Motor Corporation in Japan, a North American automaker in Brazil and several automakers in China.

* Plasmacluster Ion® is a registered trademark of the Sharp Corporation in Japan.

The Engine Cooling Branch aims to be a world leader in vehicle powertrain thermal energy management systems. It develops and produces components and modules for a full range of engine and transmission cooling functions, with a view to reducing pollution and enhancing passenger comfort.

PRODUCTS

- Powertrain cooling systems
- Radiators
- Condensers
- Evaporators
- Heater cores
- Charge air coolers and exhaust gas recirculation coolers
- Oil coolers
- Fan/motor systems
- Engine cooling modules and front end modules

STRATEGY

In 2004, the Branch consolidated its position on the international heat exchanger and front end markets. It also pursued its drive to penetrate the Asian market, an important avenue of development, by signing two preliminary agreements with Korean and Iranian automotive suppliers to create joint ventures for heat exchanger manufacturing.
In October 2004, the Front End Division opened a production line in Shonan, Japan, to supply Nissan. There was a rationalization of the industrial base in France, in Poland and in the Czech Republic. Heavy duty vehicle activities are carried out in Mjällby (Sweden) and Jamestown (United States), and the site of Saragossa (Spain) has become the base for aftermarket products.

TECHNOLOGICAL INNOVATIONS

All new developments in the Branch are affected by the introduction of stricter standards on emissions, the requirement for reduced fuel consumption and new regulations on pedestrian impact for front ends. The Engine Cooling Branch demonstrated its capacity for innovation in the field of engine cooling with the Themis™ Valve. This intelligent actuator enables optimal engine thermal management with a view to reducing emissions and fuel consumption while enhancing passenger comfort.
In anticipation of the future European regulations on pedestrian impact, the Engine Cooling Branch has developed a compact front end architecture that complies with safety criteria that will come into force in 2010. The new radiator technology—based on a segmented dorsal column architecture that can be adapted to all kinds of front ends—is also in line with these new regulations.

COMMERCIAL SUCCESSES

The Branch is one of the leading suppliers of engine cooling systems for DaimlerChrysler in the United States, and 2004 was marked by significant sales of engine cooling modules to this automaker.
The Engine Cooling Branch also recorded its first orders for heat exchangers in China and consolidated its position in Europe with major engine cooling orders.
The year was also marked by a number of successes on the heavy duty vehicles market, thanks to a new engine oil cooling product which was adopted by Caterpillar, among others.
In the area of synchronous delivery of pre-assembled front ends, the Front End Division confirmed its position with Nissan on the C platform and extended its European customer base. Front End operations in South Africa were confirmed with the renewal of the Volkswagen contract for front end modules.


1,419 million euros*

Capital expenditure: 40 M€ / Number of employees: 8,100

*Sales including intragroup business.

LIGHTING SYSTEMS

The role of the Lighting Systems Branch is to improve driver visibility and clearly indicate vehicle position and changes in vehicle direction or speed, in all driving conditions. Headlamps and rear lamps are also key design features, playing an increasingly important role in automakers' efforts to differentiate the styling of their new models. The Branch's Xenon headlamps and Light Emitting Diode (LED) rear lamps fulfill all these missions.

PRODUCTS

- Main and auxiliary headlamps (halogen and Xenon)
- Xenon adaptive headlamps
- Fog lamps
- Headlamp leveling actuators
- Electronic control units for wiring harnesses
- Headlamp cleaning systems
- Tungsten and LED rear lamps
- Rear lamps with adaptive rear brake lights

STRATEGY

The Lighting Systems Branch, with its partners Ichikoh in Japan and Valeo Sylvania in the United States, is one of the world market leaders for automotive lighting. Its development strategy led to the opening of a new production plant in Poland in 2004. This plant, which has begun producing headlamps and rear lamps, has achieved zero ppm operations for six successive months.
In China, a technical center was opened with the aim of reducing development costs, and production capacity doubled at the Wuhan plant during the year. The Valeo China Division and Ichikoh have collaborated on two projects, in which they jointly developed and manufactured lighting systems for the Nissan Teana launched in 2004, and LED rear lamps for the Toyota Crown, scheduled for production launch early in 2005.
The partnership between Ichikoh, Valeo Sylvania and Valeo Lighting Systems will support Toyota's growth.

TECHNOLOGICAL INNOVATIONS

A major advance in lighting made its debut at the Paris Motor Show, with PSA Peugeot Citroën and Valeo launching adaptive front lighting (Bending Light) on the Citroën C4 and C5. Xenon low and high beam lighting produces twice as much light as standard headlamps, providing drivers with superior visual comfort, and the adaptive lighting function improves visibility in road bends by up to 90%, helping drivers to anticipate risks. Valeo will launch several adaptive lighting programs in 2005.
The Volkswagen Golf Plus is the first compact car model to have LED rear lamps. As with adaptive lighting, LED lamps contribute significantly to road safety and offer greater possibilities in terms of vehicle design.

COMMERCIAL SUCCESSES

2004 saw the launch of major rear lighting products for the Porsche Carrera and Boxster. Production of halogen and Xenon lighting systems also began for the Volvo S60/V70 and Alfa Romeo 147 models. Front and rear lighting products based on Xenon and LED technology were also launched on Cadillac models, the Golf Plus, Citroën C5 and BMW 1 Series models.
The Toyota Crown Royal, Majesta and Noah models, as well as the Nissan Skyline and Honda Fit, are equipped with LED rear lamps by Ichikoh.
Valeo Sylvania won strategic orders in the United States, confirming its growth in this highly competitive market.


1,073 million euros*

apital expenditure: 78 M€ / Number of employees: 8,000

ales including intragroup business.

The Wiper Systems Branch develops and manufactures all types of front and rear wiper systems to give the driver perfect visibility in all weather conditions, thereby improving comfort and safety. The Branch adds technological content through an ever growing number of features (heated wash system, high-performance jets, synchronized motors and ultra-flat wiper blades) as well as the combination of different functions into sub-modules such as the complete rear e-module™, which comprises the rear wiper motor, center high-mounted stop lamp and window latch.

PRODUCTS

- Arms
- Blades
- Linkages
- Motors
- Wash systems
- Front and rear modules

STRATEGY

A leading force on the world market, backed by an extensive customer base, the Wiper Systems Branch reinforced its position in 2004 despite a difficult economic environment marked by very weak growth in vehicle sales on the main markets.
The Wiper Systems Branch also implemented a far-reaching reorganization of its production capacity in 2004. In Europe, the arm/blade business was focused on the Issoire (France), Bietigheim (Germany) and Skawina (Poland) sites. The packaging business in France (which is particularly strategic and important for the aftermarket business) was centered at the Reilly site.
The year was also marked by steep increases in the price of raw materials, especially steel, and a concerted effort was required within the Branch to maintain constant supplies to its customers.

TECHNOLOGICAL INNOVATIONS

In 2004, the Wipers Systems Branch launched several new products.
In response to a clear trend toward wider windshields, a new range of electronically controlled front wiper motors was developed. These motors are coupled to extra-large arms/blades, specially designed for this type of windshield.
The performance of the Flat Blade was improved using the bi-composite OPTI-Blade™ rubber, which satisfies the most exacting requirements of European, American and Asian customers.
In rear wiper applications, the Branch focused on the optimization of its range of motors and a new generation of arms/blades, which are manufactured using a high-resistance plastic to cope with the severe conditions of use on the American and Asian markets.
In the aftermarket sector, the Branch developed a further innovation with the Ultimate™ range of Flat Blades, which allows consumers to benefit from the performance of original equipment technology.
This range was launched both in Europe and in the United States.
The year was also marked by the launch of special Winter Blades with rubber that has been specially adapted for use in freezing conditions and does not stick to the windshield.


1,158 million euros*

Capital expenditure: 56 M€ / Number of employees: 7,810

*Sales including intragroup business.

COMMERCIAL SUCCESSES

Its innovative, competitive products and international industrial presence have enabled the Wiper Systems Branch to confirm its leading position in an increasingly competitive environment. 2004 was further marked by a turning point in the Branch's capacity to regain market share in the original equipment sector, particularly in Korea, where it acquired a new customer: Hyundai.
Sales of spare parts were up by more than 8%, with growth on all markets. This increase was largely driven by the new Winter Blade concept.

SWITCHES & DETECTION SYSTEMS

The Switches & Detection Systems Branch designs and manufactures solutions to improve the driver's control of the vehicle's immediate environment. Characterized by efficiency and ease of use, these systems and technologies allow drivers "to keep their eyes on the road and their hands on the wheel," thereby contributing to enhanced safety and driving comfort.

PRODUCTS

- Traffic environment sensing systems: park assist systems, rain/light/tunnel sensors, lane departure warning systems, blind spot detection systems
- Switches: steering column controls and switches, multi-function controls
- Steering wheel angle and pressure sensors, powertrain sensors (temperature, level, and position)

STRATEGY

The Branch has set itself the goal of achieving a significant geographical and technological development of its activities.
In terms of geographical expansion, the Branch transferred a large number of technologies from its R&D centers in Europe to the United States.
Entry into Asia is another of the Branch's strategic objectives and a sales office has already been set up in the region.
In the area of technology, the Branch maintained its ongoing drive to develop new products using ultrasonic, vision and radar technologies. This effort is undertaken in collaboration with two technology partners: Iteris for lane departure warning systems and Raytheon for radar systems. 2004 was marked by several milestones in terms of market launches, order intake and development contracts.


882 million euros*

apital expenditure: 55 M€ / Number of employees: 5,920

ales including intragroup business.

The Branch continued to strengthen its leading position by improving quality and reducing costs, while pursuing its industrial rationalization.

TECHNOLOGICAL INNOVATIONS

The Switches & Detection Systems Branch launched several innovative products during the year.
Two technologies emerged in the field of lane departure warning: a camera-based system, LaneVue™, introduced on Nissan Infiniti models in the United States, and an infrared sensor-based system, AFIL ("Alerte de Franchissement Involontaire de Ligne"), developed in partnership with PSA Peugeot Citroën.
A new range of ultrasonic sensors, which facilitate reversing maneuvers, was also launched.
The Branch has also developed a multi-beam radar system which is used to detect obstacles in the driver's blind spot.
It contributed to another major innovation in 2004 as well, with the fixed cushion steering wheel controls for the Citroën C4, designed using specific top column modules.

COMMERCIAL SUCCESSES

2004 was marked by a number of commercial successes for the Branch, including a major contract with Audi for rain/tunnel sensors to equip the A6 and A8 models.
The first production contract was signed with a major North American automaker for the production of the Blind Spot Detection system in 2006, and development contracts were also signed with two other customers.
Lastly, a new generation ultrasonic sensor was introduced for the Park Assist system. This sensor is the object of several development contracts obtained by the Branch with a view to developing a parallel parking assistance system.

Electrical energy in the vehicle is a key factor in meeting the requirements of motorists and the general public for more comfort, enhanced mobility and less pollution. The aim of the Electrical Systems Branch is to optimize the supply and management of this electricity, and to ensure that the engine starts and restarts quickly and quietly.
Within the framework of the Powertrain Efficiency Domain, the Branch offers products that provide global solutions promoting comfort, performance and respect for the environment.

PRODUCTS

- Starters
- Alternators
- StARS starter-alternators
- Electrical energy management systems
- Remanufactured alternators, starters and compressors for the aftermarket
- Electric retarders for trucks and buses

STRATEGY

By increasing its shareholding in Shanghai Valeo Automotive Electrical Systems from 30 to 50%, the Branch has strengthened its presence on the fast-growing Chinese market. This Division will shortly begin production of the latest TG alternator and TS starter motor ranges.
Following the closure of the Gebze plant in Turkey in May 2004, the activities of the Czechowice plant in Poland have been expanded to include the production of sub-assemblies for the aftermarket. This plant's original equipment starter motor business was also scaled up.
The Branch is continuing to deploy its aftermarket product range in Europe, and has consolidated its globalization in this segment by setting up a distribution network in China and North America.
In France, volume production of the StARS system has begun at the Etaples plant, which also includes the electronic control unit production line.

TECHNOLOGICAL INNOVATIONS

StARS, the world's first Start-Stop starter-alternator application, was launched at the Paris Motor Show on the Citroën C3 SensoDrive.
The Branch has received two awards for this system, which stops the engine automatically as soon as the car stops and then restarts it silently and immediately when the driver puts the car into gear or releases the brake: the EPCOS-SIA automotive electronics award, and the French "Engineers of the Year Award" for 2004, in the sustainable development category.
The Branch is currently studying other applications to increase its range of starter-alternators. The Hytrans project, for example, which it is developing in partnership with Ford, Ricardo and Gates, is the first diesel application of StARS in a commercial vehicle.
The extension of micro-hybrid technology to a large number of European, US and Asian markets is currently being planned, and will include a high level of power electronics integration to reduce operating costs.
The Branch is continuing its projects in the hybrid vehicle field, for which it owns patented technologies, in partnership with automakers.

1,012 million euros*

Capital expenditure: 56 M€ / Number of employees: 5,900

*Sales including intragroup business.

COMMERCIAL SUCCESSES

The Branch is maintaining its strategy of high international growth for its traditional products, with its low-cost production units on four continents (in Mexico, Poland, Brazil, China and South Korea).
Its recent commercial successes—Branch sales more than doubled between 1999 and 2004—now place it among the sector's top three players worldwide.
For the StARS market, and the micro-hybrid vehicle market in general, which offers great growth potential, the Branch is working on several starter-alternator development projects with the world's major automakers.

MOTORS & ACTUATORS

The Motors & Actuators Branch produces engine cooling fan systems and electric motors over 50 watts, and responds to the demands of vehicles that increasingly feature powered systems for a wide range of functions: ventilation, power steering, ABS, seat adjustment, sunroofs, electric windows and sliding doors. Electronics are integrated into a large number of these products, thereby optimizing safety, comfort, accessibility and performance for the driver. The Motors & Actuators Branch supplies sub-assemblies to automakers and automotive suppliers as well as to other Valeo Branches. It continually strives to better respond to its customers' needs by optimizing costs, improving performance, and increasing the modularity and miniaturization of its systems.

PRODUCTS

- Engine cooling fan systems
- Seat adjustment and headrest motors, steering column and seat belt adjustment motors
- ABS, power steering and differential control motors
- Latch actuators, window lift and sunroof motors

STRATEGY

The Branch continued to refocus on strategic product lines that will quickly restore profitable growth.
It also rationalized its industrial facilities with a view to optimizing costs and enhancing the flexibility of its industrial units. Within this context, the transfer of production from Rochester in the United States to Juarez in Mexico continued in 2004.
The Zielonki site in Poland also came on stream in August 2004.


279 million euros*

Capital expenditure: 13 M€ / Number of employees: 1,650

* Sales including intragroup business.

TECHNOLOGICAL INNOVATIONS

The year was marked by several innovations:

- More reliable and more powerful brushless motors, which improve braking, power steering and traction control systems (with a range covering 0.5 Nm to 7 Nm);
- New Drive motors for intelligent motorized trunk and liftgate closure systems.

A range of "modular structure" motors using anti-pinch systems for windows and sunroofs was also developed. This innovation provides optimized motor production (a single assembly direction) and improved performance (self-adjustment).

Several production lines were launched in 2004:

- an intelligent motor for traction control systems on Sport Utility Vehicles;
- a two-speed seat adjustment motor, providing easier access to rear seats;
- a high-power cooling motor (550 watts) designed to have the smallest axial dimensions on the market.

COMMERCIAL SUCCESSES

Many contracts were signed in 2004 for the engine cooling business.
The production launch of specific ABS motors in Mexico will also enable the Branch to seize new opportunities, estimated at 1.5 million motors per year on the North American market. Similarly, the signing of several contracts with Faurecia, Hammerstein, Keiper and Lear has reinforced the Branch's position in the seat adjustment motors market.

The Electronics & Connective Systems Branch is a global player in electrical and electronic distribution systems for the automotive market. Its expertise covers the architecture and engineering of these systems and the development and volume production of the related components. Functions can be made "intelligent" through integration of electronics into vehicle designs. Wiring harnesses and multiplexing are becoming increasingly complex, and modular assembly is becoming a critical asset for manufacturers. The connective systems designed by the Branch enable Valeo to position itself as a supplier of efficient and innovative solutions in this field.

PRODUCTS

- Body controllers
- Electronic modules
- Modular electrical wiring harnesses
- Electronic distribution boxes
- New electrical energy management systems and components

STRATEGY

Following the Group's restructuring drive since its acquisition of Sylea, the Branch now enjoys a highly competitive cost base, with 90% of its labor force located in low-cost countries. This strategy is enabling the Branch to return to growth. Electrical wiring harnesses are becoming increasingly complex, with the rising number of on-board electrical and electronic features, some of which are optional, increasing the number of harness variants. One key benefit the Branch offers its customers is to supply them with the wiring harness they need, whenever they need it. To that end, it has set up advanced logistic platforms near its customer sites, such as in Rennes, France, where it opened a warehouse near the PSA Peugeot Citroën assembly plant in 2004. This warehouse supplies all wiring harnesses equipping the new Citroën C5.

A joint venture has also been created with Furukawa in Japan to produce wiring harnesses. The Branch is continuing to rationalize its Western European production, with the closure of its Santo Tirso plant in Portugal in 2004 and similar closures announced for Orense in Spain and Melfi in Italy. In June, the Bouznika plant in Morocco received an "A" rating from Volkswagen.

TECHNOLOGICAL INNOVATIONS

One of the most notable technological innovations introduced by the Branch during the year is the Battery Management and Disconnect Unit. This module includes fuses, a current sensor and a switch to connect or disconnect the battery's electrical power supply in case of an accident, short circuit or battery discharge. It offers an effective way to optimize battery management and service life, and protects the driver from any unexpected electrical discharge.

COMMERCIAL SUCCESSES

The Branch signed several major commercial agreements in 2004, and was selected to supply wiring harnesses for the new Renault Trafic and the Dacia Logan. It now supplies all wiring harnesses for the Peugeot 206. Similarly, with the recent launch of the Peugeot 1007, the Branch is now the sole supplier of wiring harnesses for PSA Peugeot Citroën's "A" platform. The same automaker also chose the Branch to supply body controllers for its A7 model (207). In addition, an agreement for the production of Battery Management and Disconnect Units was finalized with Renault.

672 million euros*

Capital expenditure: 16 M€ / Number of employees: 12,520

*Sales including intragroup business.

SECURITY SYSTEMS

The Security Systems Branch develops and supplies systems that guarantee authorized, secure and comfortable access to vehicles in all circumstances. The expertise of the Branch is particularly associated with hands-free keyless access and ignition systems, as well as powered opening systems for trunks and liftgates.
These features offer greater convenience and facilitate access to the vehicle, while also ensuring maximum protection against theft.

PRODUCTS

- Keyless access and ignition systems
- Powered opening/closure systems
- Radio-frequency remote controls and receivers
- Transponder-based immobilizer systems
- Steering column locks (mechanical and electrical)
- Handles
- Keys and locks
- Latches

STRATEGY

In 2004, the Branch opened a pilot electronic assembly unit in Nevers, France. It produced its first electronic sub-assemblies in October, and customer feedback has confirmed that this project meets expectations.
In July 2004, the Branch officialized the opening of a plant near Kosice in Slovakia. In a phased approach, the Slovak plant will progressively launch the production of complete latch units together with locksets and door handles. The plant will eventually produce all Security Systems Branch products for the Eastern European market.
Another key event in 2004 was the launch of a project to build a Security Systems plant in Wuxi, China, 120 km from Shanghai.

TECHNOLOGICAL INNOVATIONS

The Branch launched initial production of two innovative products in 2004. The first is the fourth-generation electric steering lock, installed as standard equipment in the new BMW 1 Series. Its modular design and particularly small dimensions allow it to be integrated into different vehicle layouts. The second notable innovation introduced by the Branch in 2004 was capacitive door sensors: light, compact units which are fitted as standard equipment in all Honda Legends sold in Japan and the US. They combine three functions: a proximity sensor to unlock the doors, a tactile sensor to lock the doors and a communication antenna.
At the same time, two new Mercedes models (CLK and CLS) were released in 2004, offering the "motorized trunk opener and closer" option already available on the Mercedes E Class and Maybach models.
In 2004, the Branch created a new name for its product range, IPSO™, to promote its image as a key partner for automakers and consumers in providing innovative vehicle access technologies. IPSO™ conveys messages of speed, automation and security.

COMMERCIAL SUCCESSES

The Branch signed two sales agreements with European automakers for the Valeo motorized liftgate opener and closer system.
The Olesa plant in Spain won the first contract for its "automobile liftgate module" product range, with integrated rear strip including license plate lighting and liftgate opener.
The Branch has also signed an international agreement with an Asian automaker to supply it with immobilizers for vehicles produced for the US and Japanese markets.


662 million euros*

Capital expenditure: 35 M€ / Number of employees: 4,030

*Sales including intragroup business.

Valeo Service offers aftermarket customers a wide range of products and high performance services -catalogs, marketing, training and diagnostic tools- to help increase the effectiveness of repairers. As automotive systems become more complex, customers demand ever higher levels of technical and service competencies beyond the simple provision of spare parts.

STRATEGY

Valeo Service regroups all its expertise in sales and marketing for the aftermarket within one Activity. The Independent Aftermarket Branch is organized by country while the Original Equipment Spares Branch is made up of teams dedicated to each automaker. The marketing and logistics functions as well as other support functions are centralized and serve the two Branches.
2004 saw the aftermarket become increasingly competitive and complex. Not only was it the first full year of the new European Block Exemption regulation governing the definition of original parts, exacerbating the competition between networks, but the increase in raw material prices led to pressure on both pricing and delivery leadtimes.
In response to these market conditions, Valeo's strategy was to reinforce recognition of its position as an original equipment supplier, with the brand "Valeorigin", indicating original or matching quality parts, now labeling 80% of its products. It also regrouped its brands under the "teamValeo" banner and led a communications program against counterfeiting.
In order to ensure the delivery of parts, such as clutches, affected by raw material shortages, specific programs were put in place to optimize logistics. Valeo supported its customers in reducing the cost of their supply chain through a direct supply program in which parts were delivered directly from Valeo factories to regional warehouses.

NEW PRODUCTS AND SERVICES

Valeo Service continued to improve its coverage of the market and broaden its product range. New products were launched in almost all product lines and the Automechanika Show provided an occasion to showcase the full range of products.

- For clutches, new clutch kits were offered, bringing the market coverage rate to 98%, and Valeo now has the most extensive range for Asian vehicles.
- For wiper blades, the Flat Blade offer was expanded and sales grew dramatically, a heavy duty vehicle catalog was released and the Winter Blade was launched for cold weather conditions.
- For engine cooling, the coverage was increased from 82% to 92% and in parallel the line has been enriched with new types of products such as water pumps, thermostats, thermocontacts and fluids. Fastfill, an innovative high performance tool for checking and refilling engine cooling systems, was launched to reduce repair time and eliminate the "bubble effect".
- For lighting systems, new bi-function Xenon headlamps were introduced for top of the range vehicles, and Xenon low beams to be fitted on to car bumpers as post-equipment were launched under the Cibié brand.
- The Valeo Clim Service network continued to expand and new products and services such as Clim Pur were introduced.
- At the end of the year, the starter-alternator range was expanded to cover 95% of the market.
- For improved driving comfort and safety two new products were launched – Beep & Park for obstacle detection when parking and a series of Hands-Free Kits for cell phone use when driving.

In terms of training, the Exponentia program was extended from the UK to Poland and Italy. This training program for garage workers has been developed in cooperation with three other aftermarket suppliers in order to optimize training time.

COMMERCIAL SUCCESSES

Valeo Service was once again named "Best Supplier of the Year" by Group Auto Union International (GAUI) and its qualities were also recognized by other customers including DPK in Brazil and AUTOPARTS in Poland.
Valeo Service continued its international expansion, in particular by reinforcing its presence in China and opening an office in Scandinavia, but also by accompanying its major customers in their geographical growth, for example with AD in Poland and Russia.

Renault equipped 4,000 of its garages with Clim Test 2, a diagnostic tool initially developed for use within the Valeo Clim Service program.
Several automakers are deploying "all makes" networks like Motrio, Eurorepar or Motorcraft, whose aim is to market multi-brand spare parts, competing against independent distributors. Dedicated products and services are offered which meet their requirements in terms of range coverage, packaging and, most importantly, delivery. This new market segment is expected to grow rapidly and new solutions will be developed.
A new logistics service was introduced for Volkswagen with direct shipment from factories to VW's regional platforms.

1,043 million euros*

Capital expenditure: 2 M€ / Number of employees: 1,120

* Sales including intragroup business.

VALEO'S ACTIVITY AND THE WORLD AUTOMOTIVE ENVIRONMENT

Consolidated sales totaled €9,439 million in 2004 versus €9,234 million in 2003, an increase of 2.2%. This figure includes a negative currency effect of 1.9% (average US dollar rate down 9% against the euro) and a positive structural effect of 4.5%, principally due to the consolidation of Zexel Valeo Climate Control on December 1, 2003 and Shanghai Valeo Automotive Electrical Systems on January 20, 2004. At constant reporting entity and exchange rates, sales were practically unchanged.

Original equipment sales amounted to €7,775 million (82% of total sales) and aftermarket sales to €1,664 million (18% of total sales), versus €7,576 million (82%) and €1,658 million (18%) respectively in 2003.

Europe

In Europe, consolidated sales rose slightly during the year and accounted for 70% of total sales versus 71% in 2003. Automotive output was up 3%, with no growth in Western Europe and 21% growth in Central Europe. Annual growth in automotive output slowed significantly during the year, falling from 5% in the first half to 1% in the second.

Rest of the world

In North America, sales fell by 9% at constant reporting entity and exchange rates, while local automotive output contracted by 1% (and by 3% for General Motors, Ford and DaimlerChrysler). North America accounted for 15% of consolidated sales versus 18% in 2003. The decline was due to a further slide in the US dollar against the euro and to the impact of a consolidation of the business portfolio following the restructuring of the Valeo Electrical Systems Inc. subsidiary.

In Asia, sales rose by 3% at constant reporting entity and exchange rates while local automotive output was up 8% (1% in Japan, 14% in China and 8% in South Korea). Asia accounted for 10% of consolidated sales versus 7% in 2003, chiefly due to the consolidation of Zexel Valeo Climate Control and Shanghai Valeo Automotive Electrical Systems.

Lastly, Valeo continued to benefit from the surge in automotive output in Latin America, which was up 29%. Sales in this region rose by 25% at constant reporting entity and exchange rates. Latin America accounted for 3% of consolidated sales in 2004, unchanged from 2003.

CONSOLIDATED FINANCIAL STATEMENTS

Evolution of the operating results

Gross income rose by 1% to €1,668 million. Tight management control partially offset the negative impact of spiraling commodity prices and pressure on supplies. The gross margin was down 0.2 percentage points versus 2003, at 17.7%.

Research & development costs rose by 3.5% to €584 million, accounting for 6.2% of sales in 2004, an increase of 0.1 percentage points versus 2003. Selling and administrative costs totaled €626 million, virtually unchanged from the 2003 figure of €624 million, accounting for 6.6% of sales, a decrease of 0.2 percentage points versus 2003.

Consequently, operating income came to €458 million versus €465 million in 2003, giving a margin of 4.9%, down just 0.1 percentage points on the previous year. This performance reflects the robustness of the Group's margins in the face of spiraling commodity prices and pressure on selling prices.

Financial income and expenses

Net financial expense amounted to €31 million versus €41 million in 2003, chiefly due to a reduction in average net debt. The 2003 figure included €8 million in interest received from the French tax authorities in connection with a tax rebate on the gain generated by the disposal of the Group's stake in LuK in 1999.

Operating income after net financial expense rose by 1% to €427 million, versus €424 million in 2003.

Other income and expenses – net

Other net expenses came to €148 million, an increase of €59 million versus 2003 (see note 14 to the consolidated financial statements, page 93). The rise reflects the Group's intensified rationalization measures, which led to a net cost of €126 million versus €71 million in 2003. Rationalization costs were mostly incurred by the Transmissions, Electronics & Connective Systems, and Wiper Systems Branches.

Net income

Net income for the year was down 17% to €150 million, versus €181 million in 2003. This €31 million drop was due to a combination of the following factors:

- €56 million decrease in net income before income taxes caused by the €59 million rise in other net expenses referred to above;
- €40 million reduction in income taxes to €15 million. The 2004 tax charge includes a credit of €83 million comprising the balance of the tax rebate received from the French tax authorities on the gain generated by the Group's disposal of its stake in LuK in 1999. The 2003 tax charge included a rebate of €88 million.
- €2 million decrease in the Group's share in net income from associated companies.
- €13 million increase in minority interests following the full consolidation of Zexel Valeo Climate Control as of December 1, 2003.

Earnings per share was €1.83 versus €2.20 in 2003 and diluted earnings per share €1.82 versus €2.20 in 2003.

Changes in share capital

Valeo has applied recommendation no. 2003-R.01 issued by the Conseil National de la Comptabilité (CNC), which recommends setting aside provisions for all pension and other employee benefits as of January 1, 2004, in line with the accounting treatment set out in IAS 19. The impact of this change in accounting method (net of deferred tax) has been charged directly to opening stockholders' equity.

At December 31, 2004, stockholders' equity stood at €1,730 million versus €1,980 million one year earlier. The change reflects the following factors:

- Deductions: i/ impact on equity of first-time adoption of the CNC's recommendation on accounting treatment of pension and other employee benefits (€244 million – see 'provisions for contingencies and charges' below and note 1.2 to the consolidated financial statements on page 74); ii/ payment of the dividend in respect of 2003 (€85 million); iii/ payment of dividend withholding tax on dividends paid in 2001, 2002 and 2004 (€101 million in total); iv/ fair value adjustments to assets and liabilities acquired when the Group increased its stake in Zexel in December 2003 (€14 million);
- Increases: i/ net income for the year (€150 million); ii/ proceeds from the employee share issue (€33 million); iii/ net change in translation reserves (€13 million as the impact of depreciation of the US dollar and pegged currencies was more than offset by an appreciation in the Korean won and Polish zloty).

At December 31, 2004, Valeo's share capital consisted of 83,709,024 shares with a par value of €3 each. The number of shares that could have been issued on exercise of stock options awarded to the employees and corporate officers of the Group amounted to 5,750,036.

At the year end, Valeo held 1,037,804 treasury shares representing 1.24% of the share capital, versus 1,018,618 shares at December 31, 2003 (1.24%).

During the year, Valeo purchased, either directly or through an investment services provider, 997,009 shares at an average price of €33.59 and sold 977,823 shares at an average price of €34.47. Trading fees and fees connected with setting up the A.F.E.I (Association Française des Entreprises d'Investissement) agreement with the investment services provider effective January 13, 2004 amounted to a total of €218,181 versus €82,376 in 2003.

Purchases and sales of treasury shares were made pursuant to the seventh resolution passed by the shareholders at their meeting of April 5, 2004, principally for the purpose of stabilizing the share price within the framework of a standard A.F.E.I liquidity agreement entered into with a financial intermediary. Valeo also traded in its own shares as part of its asset and liability management policy.

On December 16, 2004, Valeo made a new share issue restricted to employees.
At December 31, 2004, as part of the Group's employee stock ownership plans, the employees owned 1,174,643 shares representing 1.40% of the share capital either directly or through two investment funds.

Provisions for contingencies and charges
Provisions for contingencies and charges totaled €1,240 million at December 31, 2004, versus €1,074 million one year earlier.

The net balance of provisions for social and restructuring costs fell by €40 million to €163 million (see note 10 to the consolidated financial statements on page 87 for details).

The balance of provisions for pension and other employee benefits rose from €633 million in 2003 to €811 million at the end of 2003, following the charge to stockholders' equity of all actuarial differences not previously accounted for under the option granted by the CNC's recommendation no. 2003-R.01.

Cash flow and debt
Cash flow from operating activities came to €753 million (€751 million before changes in working capital) versus €722 million in 2003 (€681 million before changes in working capital). The working capital requirement (inventories plus trade receivables less trade payables) at the year end fell to €642 million versus €686 million, or 6.8% of annualized sales versus 7.1%.

Capital expenditure was contained to €457 million, very similar to the 2003 figure of €460 million, thanks to industrial rationalization and standardization of equipment purchases.

Free cash flow, defined as cash flow from operating activities less capital expenditure, amounted to €296 million including the €83 million tax rebate, versus €262 million in 2003 including the €88 million tax rebate.

All in all, investing activities used €506 million in cash versus €491 million in 2003, including €63 million for the buyout of minority interests in the climate control business (see note 2.1.1 to the consolidated financial statements on page 78).

Financing activities used €145 million in cash, having provided €328 million in cash in 2003 including the proceeds of the €463 million OCEANE bond issue. The 2004 figure comprises €85 million in dividends paid by the parent company plus a total of €101 million in dividend withholding tax, offset by €33 million in proceeds from the employee share issue.

Consolidated net debt (debt plus short-term loans plus overdrafts, less long-term loans, marketable securities and cash) amounted to €500 million at the year end, a decrease of €68 million versus the previous year. This gives a consolidated gearing ratio of 27%, unchanged from December 31, 2003.

Outlook
Automotive output in Europe and North America is expected to fall in the first half of the year. Furthermore, prices of main raw materials (steel, non-ferrous metals and plastics) are likely to rise significantly compared with the first half of 2004.

Valeo will pursue its drive to improve competitiveness drawing on its 5 Axes methodology, chiefly by further enhancing product quality and restructuring its worldwide production facilities and supplier base. Meanwhile, the Group will continue to enrich its technological offer to develop products that stand out from the competition, while maintaining a balanced financial structure.

Significant events after the year end

On January 10, 2005, Valeo signed an agreement to acquire Johnson Controls Inc.'s engine electronics business for an enterprise value of €330 million.

Parent company financial statements

Following the creation of subsidiaries for industrial activities in 2002, Valeo SA is now the Group's holding and cash management company.

Net financial income amounted to €65 million in 2004 versus €60 million in 2003. This includes net interest on short-term investments as well as €74 million in dividends received from subsidiaries, compared with €26 million in 2003.

Net exceptional income stood at €76 million versus €5 million in 2003. It includes a gain of €80 million generated on the merger between the Valeo Climatisation and Valeo Thermique Moteur companies.

Valeo SA recorded a tax benefit of €91 million versus €124 million in 2003. This figure includes €18 million in Group tax relief benefits and a €73 million tax rebate on a portion of the tax paid in 2001 on the gain generated by Valeo's 1999 disposal of its 50% stake in LuK.

Net income for the year came to €225 million versus €181 million in 2003.

Valeo SA's stockholders' equity stood at €3,494 million at December 31, 2004, compared with €3,424 million one year earlier. This increase principally includes net income for the year, the dividend payout, dividend withholding tax and the proceeds of the employee share issue.

The European Union has approved the adoption of the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB). EC regulation 1725/2003 published in the Official Journal of the European Communities on October 13, 2003 requires companies listed on a regulated stock exchange in one of the member states to present their consolidated accounts for financial years beginning on or after January 1, 2005 in conformity with IFRS. As Valeo is subject to this requirement, the Group set up a specific IFRS project to ensure smooth transition to the new accounting standards.

1 – SUMMARY OF THE PROJECT

Based on a diagnostic review, the project team:

- identified the main differences between IFRS and Valeo's current accounting practices (French GAAP);
- analyzed the various accounting options;
- assessed the impact on organization and IT systems.

Valeo subsequently:

- overhauled its procedures;
- adapted its accounting IT systems and the reporting system;
- trained the main operational staff concerned (some 650 people in 12 countries were given training sessions in 2004).

These various action points enabled Valeo to prepare an IFRS opening balance sheet at January 1, 2004 – the effective date of transition to the new standards – which has been approved by the Group's Audit Committee and the external Auditors. As stated in the Management Report of June 30, 2004, Valeo has sought to provide its stockholders with quantitative information relating to the impact of switching to IFRS as of January 1, 2004. In line with IFRS 1, *First-time Adoption of International Financial Reporting Standards*, the adjustments resulting from applying IFRS for the first time have been recorded in equity.

2 – IMPACT OF THE TRANSITION TO IFRS ON OPENING EQUITY

In order to prepare its opening balance sheet at January 1, 2004, Valeo has followed the first-time adoption guidelines set out in IFRS 1.

The IFRSs that are operative have generally been applied retrospectively, as if Valeo had always applied these standards. IFRS 1 does, however, explicitly state a number of exemptions from retrospective application. These include:

- Mandatory exemptions. For example, IFRS 1 requires estimates under IFRSs at the date of transition to be consistent with estimates made for the same date under previous GAAP (i.e. it prohibits the use of hindsight to correct estimates made under previous GAAP). Also, IFRS 1 requires prospective application of hedge accounting as from the first period of application of IAS 39, *Financial Instruments: Recognition and Measurement*.
- Optional exemptions. Valeo has elected not to retrospectively restate the following:
  - business combinations which occurred before January 1, 2004 (IFRS 3);
  - pensions and other employee benefits (IAS 19), resulting in a full recognition at January 1, 2004 of all cumulative actuarial gains or losses previously unrecognised under French GAAP;
  - translation differences for all foreign operations (IAS 21): in accordance with the exemption provided for in IFRS 1, all cumulative translation gains and losses were reset to zero at January 1, 2004 (with no impact on total equity).

In view of the European Union's late adoption in 2004 of IAS 32 and 39 relating to financial instruments, Valeo has elected not to apply these standards before January 1, 2005. The corresponding impact will be recorded in equity at January 1, 2005.

Retrospective application of IFRSs as of January 1, 2004 (apart from the exceptions described above) resulted in a €262 million decrease in opening stockholders' equity. This decrease can be analyzed as follows:

Stockholders' equity including minority interests (in € millions)	January 1, 2004	Comments
Under French GAAP	**2,112** [1]	
Pensions and other employee benefits	(245)	(a)
Development expenditure	148	(b)
Specific tooling	(53)	(c)
Consolidation methods	(35)	(d)
Currency translation	(25)	(e)
Impairment of assets	(19)	(f)
Zexel acquisition	(16)	(g)
Other adjustments	(14)	(h)
Deferred taxes	(3)	(i)
Total impact of IFRS restatements	(262)	
Under IFRS	**1,850** [2]	

[1] including €132 million in minority interests
[2] including €97 million in minority interests

(a) Pensions and other employee benefits

Valeo has carried out a comprehensive review of its obligations in relation to pensions and other employee benefits that fall within the scope of IAS 19. These obligations are as follows:

- Post-employment benefits which include statutory retirement bonuses, supplementary pension benefits and coverage of certain medical costs for retirees and early retirees;
- Other long-term benefits payable during employment, corresponding primarily to long-service bonuses.

These benefits are broken down into:

- Defined contribution plans, under which the employer pays fixed contributions on a regular basis and has no legal or constructive obligation to pay further contributions;
- Defined benefit plans, under which the employer guarantees a future level of benefits. Valeo measured its obligation concerning these plans in accordance with IAS 19 and recorded a provision at January 1, 2004 to fully cover the related liability.

The corresponding impact on equity included:

- primarily, fully recognizing (in accordance with IFRS 1) the actuarial gains and losses unrecognized at December 31, 2003 under French GAAP. These actuarial gains and losses usually arise due to changes in actuarial assumptions or experience adjustments (the effects of differences between the previous assumptions and what has actually occurred);
- the effect of changing the calculation method for certain obligations, as IAS 19 provides for only one valuation method (the Projected Unit Credit Method based on estimated final salary); and
- redefining certain actuarial assumptions, as these have to be determined more precisely under IFRS. For instance, discount rates must be determined by reference to market yields at the valuation date on high quality corporate bonds with a term consistent with that of the employee benefits concerned.

In addition, in the 2004 consolidated financial statements prepared in accordance with French GAAP, Valeo applied CNC (*Conseil National de la Comptabilité*) recommendation 2003-R.01 which states that as from January 1, 2004 pensions and other employee benefits should be fully provided for, in accordance with the same methods as those prescribed in IAS 19. The impact (net of deferred taxes) resulting from the first-time application of this recommendation – which primarily included full recognition of previously unrecognized actuarial gains and losses – was recorded in opening equity, in accordance with the treatment used for changes in accounting method.

(b) Development expenditure

In accordance with French GAAP as currently applied by Valeo, research and development costs are expensed when incurred.

Under IAS 38, research costs are expensed and development costs are capitalized once the entity can demonstrate:

- its intention, and financial and technical capacity to complete the development project;
- the probability that the expected future economic benefits that are attributable to the development expenditure will flow to the entity; and
- that the cost of the intangible asset can be measured reliably.

Based on these criteria, Valeo has capitalized development expenditure incurred between a) the date of receipt of nomination letters from customers (which demonstrates that Valeo has been chosen as a supplier for the serial production of a model and thus the existence of an active market) and b) the launch of production. The capitalized development expenditure is subsequently amortized over a period not exceeding four years as from the production launch date.

In accordance with IFRS 1, this development expenditure has been capitalized retrospectively for all projects with a residual value other than zero at January 1, 2004. The average level of capitalization of incurred development expenditure was, however, restricted due to the fact that certain historic data for the period concerned by this retrospective restatement (1998 to 2003) were unavailable.

This situation should temporarily increase future operating results, as based on the assumption that development expenditure will remain stable, the amounts capitalized in the period concerned will exceed the amortization charge on development expenditure capitalized in prior years.

Customer contributions to Valeo's development expenditure are recognized in the income statement over a maximum period of four years (irrespective of billing frequency), whereas they are recorded as profit according to billing frequency under French GAAP.

The impact on equity in the IFRS opening balance sheet of restating development expenditure can be analyzed as follows:

Impact on equity (in € millions)	**January 1, 2004**
Development expenditure related to projects in serial production phase	
• gross carrying amount	127
• amortization and provisions for impairment in value	(50)
• net carrying amount	77
Projects in development phase	104
Deferral of customer contributions	(30)
Restatement of goodwill [1]	(3)
Total	**148**

[1] Corresponds to the net book value (at the date of transition to IFRSs) of development expenditure arising on a past business combination which did not qualify for recognition as an asset under French GAAP. In accordance with IFRS 1, these costs have been capitalized and the carrying amount of goodwill has decreased accordingly.

(c) Specific tooling

The issue of specific tooling poses numerous practical difficulties, particularly concerning:

- identifying the owner of the tooling (the car manufacturer or the supplier);
- how the car manufacturer's contribution to the related costs are invoiced. Such invoicing may be:
  - separate;
  - included in the price of volume produced parts in the form of explicit amortization (either with or without a guarantee); or
  - taken into account in the sales price without any separation of the portion relating to specific tooling.

Valeo therefore carried out an economic analysis of its contractual relations with car manufacturers to ascertain which party has control over the future economic benefits and risks relating to specific tooling over the latter's expected useful life. Based on this analysis, Valeo has defined two alternative ways of accounting for specific tooling in accordance with IFRS:

- If Valeo has control over the future economic benefits and risks relating to specific tooling, the latter is capitalized in accordance with IAS 16 and depreciated over a period not exceeding 4 years, with the car manufacturer's contribution deferred over the same period;
- If the car manufacturer has control over the future economic benefits and risks, specific tooling is recorded under inventories in accordance with IAS 2 until they are billed to the car manufacturer. Any loss arising on the tooling contract – corresponding to the difference between the customer's contribution and the production cost of the tooling – is provided for as soon it is identified.

The impact on the opening IFRS balance sheet of the restatement of specific tooling can therefore be summarized as follows:

Impact on equity (in € millions)	**January 1, 2004**
Derecognition of tooling where benefits and risks have been transferred	(19)
Provision for losses on future sales of tooling	(34)
Total	**(53)**

(d) Consolidation methods

Under French GAAP, Valeo fully consolidates jointly-owned subsidiaries that are managed de facto by the Group.

Under IFRS, control is assessed exclusively in relation to the power to govern the financial and operating policies of the entity under a statute or an agreement. As a result, those companies over which joint control is deemed to exist from a legal perspective are now proportionally consolidated.

The impact of this change on equity at January 1, 2004 corresponding to the cancellation of minority interests represented €35 million.

(e) Currency translation

IAS 21 states that any goodwill arising on the acquisition of a foreign company must be treated as an asset of that company and therefore expressed in the currency of the company acquired and not that of the acquiring company. This treatment corresponds to the practice already applied by Valeo, except that within sub-groups no goodwill allocation is made at the level of each subsidiary. Applying this additional breakdown led to a €21 million decrease in equity.

Valeo has also changed the reporting currency for certain of its entities as, according to IAS 21, a company's reporting currency must be the same as its functional currency which is defined as the currency of the primary economic environment in which a company operates. The impact of this change on equity in the opening balance sheet at January 1, 2004 was €4 million.

(f)Impairment of assets

In accordance with French GAAP, Valeo amortizes goodwill on a straight-line basis and exceptional amortization may be recorded where indicators of a lasting impairment in value have been identified. Under the revised IAS 36, it is no longer possible to amortize goodwill and it is compulsory to carry out systematic impairment tests.

Valeo has therefore carried out systematic tests on its goodwill using the discounted cash flow method. The discount rate used – based on the weighted average cost of capital (WACC) – was 8% after tax (except for Japan for which a rate of 6.8% was applied to take into account the specific economic climate in that country and the nature of the businesses concerned). Further to these tests, goodwill was written down in an amount of €18 million, representing approximately 1% of the net book value of the total goodwill in Valeo's French GAAP balance sheet at December 31, 2003.

Impairment tests were also carried out for property, plant and equipment where there was an indication of impairment. For the purposes of these tests, property, plant and equipment were allocated to Cash Generating Units (CGUs) as defined by IAS 36. The impact on equity identified as a result of this approach was not material (€1million).

(g) Zexel acquisition

Valeo acquired a controlling interest in Zexel on December 1, 2003. In the 2003 financial statements, the Group provisionally determined the fair value of the assets and liabilities acquired. The final fair value determination was carried out for the 2004 French GAAP financial statements in accordance with the standard window period applicable under French accounting regulations. This amount was used for the Group's opening IFRS balance sheet with a view to disclosing a final valuation of goodwill at the date of transition to IFRS, rather than a provisional calculation. The corresponding impact on opening equity (including minority interests) amounted to €16 million.

(h) Other adjustments

This item reflects certain differences compared with Valeo's current practice whose individual impact is not material.

(i) Deferred taxes

This item corresponds to the tax impact of the above-mentioned IFRS restatements. This impact is not material since the IFRS restatements relate to countries where recognition of deferred taxes is limited.

The following standards did not have an impact on the opening balance sheet at January 1, 2004, but they will have an impact on the financial statements for subsequent periods:

- IFRS 2 states that the fair value of employee benefits under stock option plans must be expensed during the vesting period. This restatement does not have any impact on the total amount of equity as its contra entry is recorded under "Consolidated retained earnings";

- Valeo has opted to apply IAS 32 and 39 concerning financial instruments as from January 1, 2005. These standards will have the following consequences:
  - The Group's 2003 OCEANE convertible/exchangeable bond issue will be broken down into a liability component and an equity component;
  - Derivatives will be recognized in the balance sheet at fair value;
  - Own-held shares will no longer be recorded under marketable securities but against equity.

- The presentation of the Group's financial information will also be amended, due to the application of IAS 1, *Presentation of Financial Statements,* IAS 7, *Cash Flow Statements,* IAS 14, *Segment Reporting* and IAS 34, *Interim Financial Reporting.*

3 - NEXT STAGES FOR THE TRANSITION TO IFRS

Valeo will publish 2004 consolidated financial statements restated in accordance with IFRS together with its figures for the first quarter of 2005. The presentation of these 2004 consolidated financial statements will include an income statement, a balance sheet, a cash flow statement and a statement of changes in stockholders' equity. For each of the main items in the financial statements, Valeo will also provide a French GAAP/IFRS reconciliation, along with explanatory notes. The impact on the Group's equity and net debt of the first-time adoption at January 1, 2005 of IAS 32 and 39 relating to financial statements will also be presented.

Valeo will publish interim figures at March 31, 2005 and September 30, 2005 as well as interim financial statements at June 30, 2005, prepared in accordance with IFRS recognition and measurement principles. Prior-period comparative information – restated in accordance with the same principles as those used in 2005 – will also be provided for each of these closings (except in relation to IAS 32 and 39 concerning financial instruments).

Finally, in February 2006, Valeo will publish full IFRS financial statements for the year ended December 31, 2005 with comparative information relating to the year ended December 31, 2004.

Valeo's environmental policy underpins the Group's strategic approach to risk management, and is brought into play at all stages of each product life cycle, from design and manufacturing, to use and end of life. It is a policy rooted in the twin goals of respecting regulatory requirements and Group standards while limiting any environmental impact caused by Valeo's products or on-site operations. These goals have been set for all companies across the Valeo Group.

The following indicators illustrate the Group's environmental performance for 2004.

SCOPE OF ENVIRONMENTAL INDICATORS

The environmental data published in this report concern a total of 137 sites. These include all Valeo production and distribution sites worldwide, except for the Group's minority interests.

In 2004, "advanced supplier sites", which are generally located at customer automakers, have also been included in the scope of environmental indicators. These represent a total of 13 sites.

Companies that are 50% controlled by Valeo have been taken into account on the basis of 50%. Companies over which Valeo exercises more than 50% control - amounting to 9 sites - have been included on a 100% basis.

Three additional sites have been incorporated into this report compared with 2003 and two have been removed.

Sites dedicated exclusively to research and development activity, or to office work, as well as sites that were acquired, divested or closed during the year have not been included.

The sales figures have been taken from Group financial data, apart from those for the ZVCC joint venture, whose data have been provided directly from the sites concerned.

This report was produced in compliance with the recommendations of the Global Reporting Initiative (GRI).

PRESENTATION OF ENVIRONMENTAL INDICATORS

In the majority of cases, indicators are expressed in terms of both quantity of products consumed or emitted per million euros and total quantity. Quantity per million euros is calculated by dividing the total quantity by the total sales from the sites that responded. Comparative data have been provided for 2002 and 2003.

The extent to which the indicators are representative is expressed by dividing the sales from each site that responded by the total sales figure of all the sites included in the report.

COMPLIANCE OF OPERATIONS WITH REGULATORY REQUIREMENTS AND GROUP STANDARDS

Valeo's risk management policy is set out in a "Risk Management Manual" as well as in application guidelines intended for each Group site. The related procedures are focused on ensuring that operations comply with Group standards and the regulations in force in each country.

A major feature of this policy is the Valeo audit program, introduced in 1991. This entails regular audits carried out by external consultants, at the request of the Risk, Insurance and Environment Department, in order to ensure that the Group's risk management policy has been applied. During each audit, the sites' level of performance and progress is appraised in relation to the following:

- the environment;
- health and safety at work;
- safety of buildings and installations;
- security of equipment and data.

Action plans are subsequently established, based on observations resulting from the audit and prioritization of risks. A status report on the action plans is provided every six months to the Risk, Insurance and Environment Department.

Lower costs, higher standards

By reducing supply costs through increased sourcing in low-cost countries, implementing rigorous selection processes for new suppliers, applying quality and performance policies developed in-house to suppliers and subcontractors, and establishing close partnerships with top suppliers, Valeo intends to use its purchasing strategy to gain a competitive edge.

TURNING SUPPLIERS INTO PARTNERS

On November 3, 2004, 300 suppliers, representing 75% of Valeo purchases, attended a convention to launch the Group's Convergence program. The objectives of this three-year program are twofold: to reduce costs drastically and to improve the quality of supplier-manufactured products. The system uses a specific monitoring tool, the Scorecard, which provides a visual indication of quality performance and cost reductions implemented. It also ensures increased visibility through to the end of 2006, outlining potential areas of productivity and indicating where such areas have not yet been identified. Each supplier Scorecard is monitored by a Group Lead Buyer whose role is to coordinate and harmonize the purchasing policies of the different Valeo Divisions for which that supplier works. The Convergence program is complementary to the Valeo Integrated Partners (VIP) program launched in 1999. In 2004, the number of VIP suppliers reached 117. Suppliers based in low-cost countries were included in the program for the first time.

In 2004, Valeo further tightened the requirements imposed on its suppliers in terms of labor rights and environmental protection. These requirements led to a new edition of the Group's general purchase conditions, among other things.

Production purchasing in figures

4.5 billion euros of purchases,

More than 980 biddings on-line with over 1.3 billion euros of on-line purchases,

2,733 Valeo suppliers:

- 300 account for 75% of the Group's purchases,
- 880 are located in low-cost countries.

R&D EXPENDITURE
(in € millions)


577
564
584
2002
2003
2004

These figures correspond to the Group's scope of reporting.

SITES THAT HAVE OBTAINED ISO 14001 CERTIFICATION AND SITES AUDITED BY INDEPENDENT EXPERTS

Number of ISO 14001 sites


77
92
106
2002
2003
2004

In 2004, the number of ISO 14001 certified sites increased to over 100.
The Group is continuing to work towards certification both for production sites and for research and distribution sites. Valeo's sites that have been certified for several years had their certification renewed in 2004.

EXTERNAL AUDITS
(Number of sites)


74
98
51
86
75
115
44
52
42
65
60
42
2002
2003
2004
Environment
Health and safety at work
Equipment security
Security

In 2004, the Group continued to have external audits conducted on its sites to assess environmental performance and health and work safety issues. Each site is now audited at least every three years, compared with two previously. Consequently, the number of audits decreased in 2004.
External audits are also performed on equipment security and safety.
A total of 42 sites were audited or re-audited in 2004 for matters relating to the environment and to health and safety at work. Some 115 sites were audited/re-audited in the domain of safety of the installations and 51 in the domain of security.

ENVIRONMENTAL TRAINING

Total number of hours of environmental training


29,229
34,907
38,979
2002
2003
2004

The number of hours of environmental training has increased constantly over the past three years, and rose 11.6% between 2003 and 2004. In addition to training, safety awareness-raising days take place every two years on one site in all countries in which Valeo operates, providing an opportunity to reiterate Group procedures concerning security, environmental issues, and health and safety at work, and to share feedback on everyday concerns that can prove helpful to each site.
In addition to the increased investment in training in 2004, Valeo continued its recruitment program targeting engineers specialized in the environmental and safety fields.

CHANGES IN WATER CONSUMPTION


6,334
5,201
4,650
579
540
475
2002
2003
2004

□ Total water volume consumed/sales (m^3/€ millions)

Total volume of water consumed (m^3 thousands)

(Representativeness in % of sales covered 2002: 96; 2003: 99; 2004: 98)

The volume of water consumed has constantly decreased over the past few years, in line with objectives set by a large number of sites. This has been achieved primarily due to the installation of closed-loop cooling systems.
These data concern water provided by public networks as well as water obtained directly from groundwater or surface water sources.

BREAKDOWN OF ENERGY CONSUMPTION


1,758
1,678
1,739
158
174
179
2002
2003
2004

Total energy consumption/sales (MWh/€ millions)

Total energy consumption (GWh)

Breakdown of energy consumption

	2002	2003	2004
Total	100%	100%	100%
	5%	6 %	3%
	4%	2 %	6%
	31%	32 %	33%
	60%	60%	58%

Electricity Gas Fuel oil Other

(Representativeness in % of sales covered 2002: 98; 2003: 98; 2004: 97)

The Group's total energy consumption was more or less unchanged between 2003 and 2004. There was, however, a slight increase in the proportion of fuel oil used during the year, as a result of several Asian joint ventures being included in the report for the first time (this source of energy is widely used in Asia).

Gas and electricity remain the Group's two main energy sources.

Valeo uses solar power, where possible.

Several sites set energy reduction objectives for 2004. The overall average rate of achievement was 65%.

A total of 84 sites have set energy reduction objectives for 2005.

USE OF HEAVY METALS AND CHLORINATED SOLVENTS

Heavy metals



1,396
133
415
43
274
28
2002
2003
2004

Use of heavy metals/sales (Kg/€ millions)

Use of heavy metals (tonnes)

(Representativeness in % of sales covered 2002: 92; 2003: 96; 2004: 97)

The Group is continuing its drive to limit consumption of heavy metals. These efforts, which Valeo has undertaken for several years now, have resulted in a decrease not only in the amount of heavy metals used in the Group's products but also in the amount of heavy metal emissions at Valeo's sites.

Chlorinated solvents



2,288
1,469
212
848
153
88
2002
2003
2004

Use of chlorinated solvents/sales (kg/€ millions)

Use of chlorinated solvents (tonnes)

(Representativeness in % of sales covered 2002: 95; 2003: 93; 2004: 96)

In 2004, the Group's sites were able to provide more reliable data on the use of chlorinated solvents, following an under-estimation in 2003. A decrease in these figures can be noted between 2002 and 2004, however, thanks to efforts undertaken over the past several years to limit chlorinated solvent use.

Heavy metals contained in semi-finished products supplied by the sites are not taken into account.

PACKAGING MATERIALS USED



59,301
51,903
48,606
7,293
5,389
5,503
2002
2003
2004

Total packaging materials used/sales (t/€ millions)

Total packaging materials used (tonnes)

(Representativeness in % of sales covered 2002: 72; 2003: 96; 2004: 80)

Packaging materials used

	2002	2003	2004
Total	100%	100%	100%
	40%	33%	44%
	49%	60%	48%
	11%	7%	8%

Plastics Cardboard Wood

The use of packaging materials leveled out in 2004, following a significant decrease between 2002 and 2003. The level of representativeness was unsatisfactory in 2004 but should improve in 2005.

Wood and cardboard are still the packaging materials that the Group uses most.

INDUSTRIAL EFFLUENT AND HEAVY METALS

Industrial effluent


1,174
940
1,009
104
98
102
2002
2003
2004

Volume of industrial effluent emissions/sales (m^3/€ millions)

Volume of industrial effluent emissions (m^3 thousands)

(Representativeness in % of sales covered 2002: 99; 2003: 99; 2004: 99)

In terms of volume, the total quantity of industrial effluent emissions was stable compared with prior years. As in previous years, records were not kept of industrial effluent transferred to external treatment plants as the waste water produced by treating this effluent is not released directly into the environment by the site.

Heavy metals


1,196
859
0.12
365
0.08
0.04
2002
2003
2004

Heavy metal content in effluent/sales (kg/€ millions)

Heavy metal content in effluent (kg)

(Representativeness in % of sales covered 2002: 94; 2003: 96; 2004: 99)

In 2004, the Group continued to reduce the heavy metal content in effluent, scaling it back to 40g from 120g per million euros of sales generated. This achievement is also due to the Group's objective of eliminating heavy metals at all levels in its products and processes.

WASTE

Waste production



139,707
112,054
123,216
12.9
11.6
13
2002
2003
2004

□ Total quantity of waste produced/sales (tonnes/€ millions)

Total quantity of waste produced (tonnes)

(Representativeness in % of sales covered 2002: 95; 2003: 97; 2004: 98)

2004 saw a slight rise in the total volume of waste generated by the Group, which is partly attributable to the fact that more sites are now included in this report.
As in previous years, these waste production data do not include materials recovered during manufacturing processes and re-used for processes at the same time.

Waste production

	2002	2003	2004
Total	100%	100%	100%
Non-dangerous waste	79%	73%	83%
Dangerous waste	21%	27%	17%

Non-dangerous waste □ Dangerous waste

In 2004, the Group reduced the proportion of dangerous waste generated, thus increasing the proportion of non-dangerous waste.

Waste re-use rate

(in %)



62 %
62 %
59 %
2002
2003
2004

(Representativeness in % of sales covered 2002: 85; 2003: 97; 2004: 98)

The waste re-use rate declined slightly in 2004, coming out at an average of 41% for dangerous waste and 69% for non-dangerous waste. The Group's sites constantly seek to improve their waste re-use rate, but this indicator is impacted by the operations of certain regulated businesses.

ATMOSPHERIC EMISSIONS

Volatile Organic Compounds (VOCs)


329
2,473
304
2,931
143
1,242
2002
2003
2004

VOC atmospheric emissions/sales (kg/€ millions)

VOC atmospheric emissions (tonnes)

(Representativeness in % of sales covered 2002: 66; 2003: 72; 2004: 87)

As announced in the 2003 report, one of the Group's objectives in 2004 was to improve the measurement and identification of VOC emissions. The level of representativeness for this indicator has improved by 21 points over the past two years, 15 points of which related to 2004. Nevertheless, there is still room for improvement.
Group efforts to limit the use of solvents - especially chlorinated solvents - have clearly begun to pay off, with VOC emissions having been reduced by half in the space of two years.

Greenhouse gas equivalent CO2


122,011
11
107,035
11
112,195
12
2002
2003
2004

Greenhouse gas emissions/sales (tonne equiv. CO_2/sales)

Greenhouse gas emissions (tonne equiv. CO_2)

CO2 emissions were calculated on the basis of direct energy consumption using the emission coefficients of the Intergovernmental Panel on Climate Change

(Representativeness in % of sales covered 2002: 96; 2003: 91; 2004: 95)

Greenhouse gas emissions are closely linked to the Group's use of fossil fuels (natural gas and fuel oil). The level of these emissions has edged up very slightly, on account of a higher usage of fuel oil in 2004 (see energy indicator) further to a number of Asian joint ventures being included in the scope of this report.

Trichloroethylene (TCE) atmospheric emissions


1,740
917
536
178
92
54
2002
2003
2004

□ TCE atmospheric emissions/sales (kg/€ millions)

TCE atmospheric emissions (tonnes)

(Representativeness in % of sales covered 2002: 86; 2003: 92; 2004: 97)

One of the Group's main environmental protection objectives is to drastically reduce emissions of TCE, owing to its cancerous properties.
Between 2002 and 2004 TCE emissions were cut by 70%, on the back of major investments undertaken Group-wide, with particular focus on the Transmissions Branch. As a result of these investments, a new range of products has been developed that does not contain trichloroethylene.

Atmospheric lead emissions


270
167
130
19
27
13
2002
2003
2004

□ Atmospheric lead emissions/sales (grams/€ millions)

Atmospheric lead emissions (kg)

(Representativeness in % of sales covered 2002: 76; 2003: 89; 2004: 91)

The significant decrease in atmospheric lead emissions recorded in 2004 bears witness to the Group's successful efforts in this area. Valeo will be pursuing its drive to even further reduce these emissions in 2005.

Use of Carcinogenic, Mutagenic and Reprotoxic (CMR) substances


1,947
1,062
192
107
2002
2003
2004

Use of CMR substances/sales (kg/€ millions)

Use of CMR substances (tonnes)

(Representativeness in % of sales covered 2002: 76; 2004: 95)

2003 data have not been provided for this indicator, due to reporting errors.

Carcinogenic, mutagenic and reprotoxic (CMR) substances are used by the Group in some of its processes, such as friction materials manufacturing and surface finishing. However, only traces of them can be found in products delivered to automakers.

TCE – used in solvent degreasing operations – is the main CMR substance used by the Group. One of the main objectives of Valeo's environmental, health and work safety policy is to completely eliminate not only the use of TCE, but also all CMR substances. In line with this target, the use of CMR substances was practically halved between 2002 and 2004, and the Group aims to make further strides in this field in 2005.

ODOR POLLUTION

Odor pollution at Valeo principally concerns friction materials manufacturing sites and is produced by material curing operations. Systems have been set up to eliminate the emission of odor-polluting particles into the surrounding atmosphere.

NOISE POLLUTION

Valeo's operations do not use any particularly noisy processes. Certain roof air extraction units may cause some limited noise pollution, but no complaints have been lodged in this respect.

USE OF SPECIAL FLOOR COVERINGS

Valeo places great importance on limiting ground pollution.

- A Group directive makes protective storage of dangerous products obligatory and under no circumstances are raw materials and finished products stored at ground level. Impermeable coverings ensure complete protection. The Group also prohibits the use of underground tanks.
- Significant space is accorded to greenery on Group sites. On average, 35% of a site's surface area is given over to buildings, 15% to roads and the remaining 50% to greenery.

The greenery is adapted to the site's environment and when new buildings are constructed or sites rehabilitated, existing greenery is preserved on site wherever possible.

MEASURES TO PREVENT HARM TO THE BIOLOGICAL BALANCE, NATURAL SURROUNDINGS AND PROTECTED FAUNA AND FLORA

Based on the work of the HQE (High Quality Environment) association, the US Green Building Council and the recommendations of the World Bank, Valeo has developed the "generic plant" concept, whereby all site construction and renovation projects are subject to very precise specifications.

The criteria relating to sustainable development include:

- site selection
- plant architecture and construction
- employee working conditions
- plant operation
- the application of regulations
- Valeo risk prevention standards
- optimized energy consumption
- the reduction of emissions and waste.

Valeo's plants at Veszprem in Hungary, Skawina in Poland, Zebrak in the Czech Republic, Atsugi-Shi in Japan, Bouznika in Morocco, and most recently Chrzanow in Poland, are illustrations of the application of the generic plant concept.

FINANCIAL DATA

	2004	
	Value (€)	Representativeness (% of sales)
Number of fines and compensation awards	5	98%
Amount of fines and compensation	25,000	98%
Provisions and guarantees for environmental risks	7,580,000	92%
Costs incurred in operations to cover environmental impact of the business	14,140,000	97%
Investments made (excluding pollution elimination costs) to cover environmental impact of the business	5,624,000	96%
Specific pollution elimination costs	869,000	98%

USE OF RECYCLED PLASTIC

(in tonnes)


14,129
10,026
10,420
2002
2003
2004

In 2004, Valeo's use of recycled plastic rose by a substantial 35%. This increase is all the more satisfactory given that the use of recycled plastic is subject to very strict regulatory conditions.

ACHIEVEMENTS OF 2004 TARGETS


Replacing fuel oil by gas
Reducing fuel oil consumption
Reducing the use of solvants
Eliminating open circuits
Reducing compressed air consumption
Reducing natural gas consumption
Reducing the quantity of industrial effluent produced
Increasing waste re-use/recycling
Reducing water consumption
Removing PCB transformers
Reducing the quantity of waste produced
Reducing electricity consumption
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

The above chart represents an analysis of the achievement of 2004 environmental targets by the Group's sites, based on quantified and verifiable objectives. The average achievement rate was 48%, or one out of two objectives.
The three main targets in 2004 corresponded to the reduction of energy and water consumption as well as increasing the waste re-use rate.

The rules related to measuring target achievements were strictly applied. For example, a site had set a target of reducing water consumption by 5% and it only reduced it by 4%, the target was deemed not to have been met.

Finally, the objectives were set in terms of total quantity and not in proportion to sales. Consequently, some sites whose sales significantly increased did not meet their targets.

2005 TARGETS

Topic	Total number of Group sites with topic-specific targets	% of Group sites with topic-specific targets
Energy consumption	84	61%
Water consumption	79	58%
Waste re-use	52	38%
Dangerous waste	49	36%
Use of packaged materials	44	32%
Industrial effluent	30	22%
Greenhouse gas emissions	28	20%
VOC emissions	24	18%
Use of chlorinated solvents	17	12%
Heavy-metal consumption	17	12%
Lead consumption	16	12%
Cr6 consumption	11	8%
CMR consumption	8	6%
PCB	7	5%
Use of halogenated solvents	5	4%

In addition to Group standards which are applicable at all sites, each site has set its own objectives aimed at ensuring a smooth fit with the local environment. These targets are measured in relation to the requirements of ISO 14001 and vary depending on the type of operations conducted at the site, the environmental surroundings, and the level of environmental performance already achieved.

As in 2003, the three main objectives that the Valeo sites have set themselves concern improving their consumption of energy and water, and increasing the rate of waste re-usage.

The fact that CMR reduction (TCE, Cr6, etc...) does not feature at the top of the table is due to the relatively low number of sites concerned by these emissions.

This social indicators report is based on the obligations and recommendations set out in the French New Economic Regulations Law (NRE) of May 15, 2001 and Decree no. 2022-221 of February 20, 2002.

In 2002, social indicators were based on data from the 19 French companies, with the exception of indicators related to headcount and training that were consolidated globally.

In 2003, upgrading of the internal information systems made it possible to consolidate indicators for the Group worldwide. The only exception to this was Zexel, with 2,000 employees, which was consolidated on December 1 and was not included in the data. However, Zexel has been included in the indicators set out below for 2004.

GLOBAL CONSOLIDATED SOCIAL DATA

I - EMPLOYMENT

A. Number of employees

	2002	2003	2004
Engineers and managers	10,229	10,427	11,249
Technicians, supervisors and administrative staff	13,362	11,028	11,477
Operators	40,934	40,913	40,593
Registered headcount	64,525	62,368	63,319
Agency temporary staff	4,563	3,812	3,957
Total headcount	**69,088**	**66,180**	**67,276**
Including:			
Permanent staff	56,605	53,370	55,540
Temporary staff	12,483	12,810	11,736

At December 31, 2004, the Group employed 67,276 people worldwide, up 2% on the prior-year figure. This increase of approximately 2,000 permanent staff primarily reflects the first-time consolidation of Zexel. Overall temporary staffing levels (fixed-term contracts and agency temporary personnel) decreased by some 1,000 people in line with the Group's drive to reduce insecure employment. In 2004, temporary personnel represented 17% of the Group's total employees, compared with 19% in 2003.

The percentage of engineers and managers remained stable, rising slightly to 17.8% in 2004 from 16.7% in 2003.

The male-female breakdown was 63%-37%, versus 61%-39% in 2003.

B. Recruitment

Apart from certain highly localized difficulties concerning positions requiring a high level of specialization or specific language skills, thanks to its corporate image and experience, the Group did not encounter any particular problems in relation to recruitment during the year.

Permanent contracts	2003	2004
Engineers and managers	1,389	1,475
Technicians, supervisors and administrative staff	798	844
Operators	2,277	3,306
Total	**4,464**	**5,625**

In 2004, Valeo increased the number of new hires on permanent contracts, with 5,625 signed during the year, representing 10.1% of the Group's permanent headcount, compared with 8.4% in 2003.

Engineers and managers accounted for 26% of these new recruits (31% in 2003). Recruitment broke down into 70% male and 30% female (66% and 34% respectively in 2003).

Fixed-term contracts	2003	2004
Engineers and managers	198	241
Technicians, supervisors and administrative staff	334	273
Operators	9,045	7,924
Total	**9,577**	**8,438**

8,438 fixed-term contracts were signed during the year, down 12% on 2003.

Employees on fixed-term contracts occupied 7,779 posts at December 31, 2004, compared with 8,998 one year earlier.

C. Departures

	2003	2004
Contract terminations	4,500	3,454
of which redundancies	2,950	1,661
Early retirement	495	367
Retirement	607	606

Valeo terminated 3,454 contracts in 2004, representing 6.2% of the permanent workforce (8.4% in 2003). Redundancies accounted for half of these terminations (two thirds in 2003).
Early retirement and retirement represented the equivalent of 1.8% of permanent headcount (2.1% in 2003).
Rightsizing programs involved a total of 2,634 employees from across all of the Group's industrial Branches.
Valeo is firmly committed to a forward-looking employment and skills management policy and carries out restructuring plans where required in order to optimize its industrial facilities. During restructuring operations, the Group regularly consults with employee representatives and explores all possible avenues in finding alternative employment for staff, including internal transfers, outplacements, initiatives aimed at finding buyers for divested operations and reindustrialization of employment catchment areas.
In 2004, 322 employees were found new jobs.
Of these, 84 employees were found jobs within the Group.

II - ORGANIZATION OF THE WORKING WEEK

A. Working hours/days

Full-time employees

Standard working hours vary for full-time employees – depending on the country concerned and the employees' socio-professional categories – between 35 and 48 hours per week.

Part-time employees

As part-time work is defined as a work schedule, which is lower than the standard working hours of a particular entity, the average working hours for part-time employees vary – depending on the country and their socio-professional category – between 18 and 36 hours per week.

B. Shift patterns

Employee breakdown by shift patterns in %

	2003	2004
Day workers	41%	41%
Two 8-hour shifts	32%	32%
Three 8-hour shifts	21%	21%
Night workers	5%	5%
Weekend workers	1%	1%

Most production employees work two or three shifts or nights to optimize plant utilization.

C. Overtime

In 2004, 19,930,387 hours of overtime were paid (as compared with 6,034,700 in 2003) of which 74% was paid to production employees (83% in 2003). Zexel alone represented 12,700,599 hours of paid overtime, 64% of the total paid by the Group.

D. Part-time work

A total of 1,573 employees worked part-time in 2004, representing 2.5% of the permanent workforce, up from 2.3% in 2003. This increase was mainly due to a higher proportion who represented 65% of the total as compared to 63% in 2003.

E. Absenteeism

Absenteeism, expressed as the number of hours absent over the possible number of working hours, totaled 2.9% in 2004 for the Group as a whole. This rate, which varied between 0% and 10.9% depending on the division concerned, includes absences for sickness, work- or journey-related accidents, strikes and unauthorized absences. As a result of action plans implemented in the various companies, the absenteeism rate was reduced by 15% from the 3.4% level posted in 2003.

III - EQUALITY BETWEEN MEN AND WOMEN IN THE WORKPLACE

Valeo places great importance on equality between men and women at the workplace in terms of career development, training possibilities, salaries and rank within the company.

IV - LABOR RELATIONS AND COLLECTIVE BARGAINING AGREEMENTS

Valeo has developed an active contractual policy in respect of labor relations. A total of 232 agreements were signed in 2004, compared with 194 in 2003. Further to an agreement signed on April 8, 2004, since May 1, 2004, Valeo's European Works Committee has been extended to three further countries. The Committee is now present in Germany, Belgium, Spain, France, Hungary, Italy, Poland, Portugal, the Czech Republic and Sweden.

V - HEALTH AND SAFETY

The Group's target is for its sites to meet the most demanding world-class health and safety standards.

Health and safety at work are a clear priority for Valeo. As well as putting in place Group-wide standards, Valeo has set up systematic audits performed by external consultants to assess and control risks.

In order to assess the success of measures implemented, Valeo uses two ratios: "frequency rate" (number of accidents leading to an absence per million hours worked) and "gravity rate" (number of days lost because of work accidents per thousand hours worked).

	2003	2004
Frequency rate	9.59	7.21
Gravity rate	0.27	0.16

VI - REMUNERATION

1. Total payroll

Total payroll amounted to €1,602 million in 2004, with social charges amounting to €545 million (34%), giving a total of €2,147 million. The equivalent figures for 2003 were €1,571 million, €570 million (36%) and €2,141 million respectively.

Personnel costs (including temporary staff) amounted to €2,276 million, representing 24.1% of sales, down 0.31% on the €2,283 million recorded in 2003 (24.7% of 2003 sales).

2. Employee savings

In autumn 2004, Valeo launched an employee shareholding scheme and carried out an employee share issue in accordance with the authorization granted by the General Shareholders' Meeting of April 5, 2004. The shares were available for subscription by 56,500 Valeo employees in 16 countries and 14% of these employees took up the opportunity to join the scheme.

VII - TRAINING

The overall cost of training was €33,381,376, the equivalent of 2% of payroll excluding social security charges, unchanged from the percentage in 2003.

In 2004, 81% of employees participated in at least one training course, as part of the Group's skills development policy (75% in 2003).

	2002	2003	2004
Number of employees trained	54,200	46,664	51,008
Number of training hours given	1,500,000	1,534,741	1,603,593
Training costs (in €)	n/a	32,624,810	33,381,376

Training programs concern all professional categories. The following employees participated in at least one training course in 2004:

91% of engineers and managers, representing 10,250 employees (81% in 2003).

82% of technicians, supervisors and administrative staff, representing 9,421 employees (86% in 2003).

77% of operators, representing 31,338 employees (70% in 2003).

A total of 1,603,593 hours' training was given, with an average of 31 hours per employee trained. 30,000 hours of this total training was provided through Valeo C@mpus, the Group's on-line university, thus optimizing training time for 5,800 people.

VIII – DISABLED EMPLOYEES

Valeo has amended its Code of Ethics, further strengthening its commitment to promote the respect of people's dignity and value in the workplace as well as equal rights for workers. The Valeo Group participates in measures to promote the employment and training of disabled workers.

At December 31, 2004, 1,019 disabled employees worked for the Group (1,130 in 2003).

IX - SUBCONTRACTING

Subcontracting costs amounted to €108.3 million in 2004 (€137.7 million in 2003), covering services such as site security, cleaning and maintenance. Valeo is particularly vigilant in ensuring that its subsidiaries comply with the fundamental principles of national and international labor law in all their dealings with subcontractors and that subcontractors apply the provisions of the Valeo Code of Ethics relating to fundamental human rights.

X – THE GROUP'S ROLE IN YOUTH TRAINING AND EMPLOYMENT

Apprenticeships, work experience schemes and internships play an important role in training and hiring employees.

In order to assist with its recruitment requirements, Valeo has developed a number of partnerships with technical schools, higher education establishments and universities in the regions where it operates, and also participates in numerous forums held by educational establishments.

CONSOLIDATED SOCIAL DATA FOR THE FRENCH COMPANIES

I - EMPLOYMENT

A. Number of employees

	2002	2003	2004
Engineers and managers	4,477	4,622	4,640
Technicians, supervisors and administrative staff	3,843	3,426	3,094
Operators	10,760	9,905	9,181
Registered headcount	19,080	17,953	16,915
Agency temporary staff	2,690	2,344	1,926
Total headcount	**21,770**	**20,297**	**18,841**
Including:			
Permanent staff	18,340	17,463	16,492
Temporary staff	3,430	2,834	2,349

At December 31, 2004, the Group employed 18,841 people in France, a reduction of 7.2% versus the 2003 figure. There was a 5.6% decrease in the permanent staffing level, reflecting Valeo's continuing efforts to tailor its industrial base to its customers' requirements. The most significant reduction was in temporary staffing, with a 17.1% decrease, in line with the Group's policy to reduce insecure employment.
Temporary staff represented 12% of total headcount (14% in 2003) and the equivalent of 14% of permanent headcount (16% in 2003).
The male-female breakdown was 69% -31%, versus 67% -33% in 2003.

B. Recruitment

Apart from certain highly localized difficulties concerning positions requiring a high level of specialization, thanks to its corporate image and experience, the Group did not encounter any particular problems in relation to recruitment during the year

Permanent contracts	2002	2003	2004
Engineers and managers	869	574	446
Technicians, supervisors and administrative staff	196	137	94
Operators	630	486	325
Total	**1,695**	**1,197**	**865**

In 2004, Valeo's French entities recruited 865 new employees on permanent contracts, down 28% on the previous year. Engineers and managers (446 in all) made up 52% of the year's hires, compared with 48% in 2003.

Fixed-term contracts	2002	2003	2004
Engineers and managers	96	102	108
Technicians, supervisors and administrative staff	173	95	58
Operators	1,429	1,492	1,209
Total	**1,698**	**1,689**	**1,375**

In 2004, Valeo's French entities signed 1,375 fixed-term contracts, including contract extensions, down 19% on 2003.

At December 31, 2004, 422 people were employed under fixed-term contracts.

C. Departures

	2002	2003	2004
Contract terminations	587	659	791
of which redundancies	293	383	508
Early retirement	549	272	256
Retirement	n/a	235	224

In 2004, Valeo's French entities terminated 791 contracts, representing 4.8% of the permanent workforce (3.8% in 2003). Redundancies accounted for 64% of these contract terminations (58% in 2003).

480 employees retired or accepted early retirement, representing 2.9% of the permanent workforce (2.9% in 2003).

A series of measures have been implemented to encourage employee redeployment including internal transfers, outplacements, initiatives aimed at finding buyers for divested operations and reindustrialization of employment catchment areas. In 2004, a total of 43 employees were redeployed in the Group's French companies (56 in 2003) and 154 employees found a new job outside the Group thanks to the redeployment units set up within the company (395 in 2003).

II - ORGANIZATION OF THE WORKING WEEK

A. Working hours/days

All the French companies have signed majority agreements with the trade union organizations concerning the organization of working hours.

Full-time employees

Engineers and managers	214 days per year
Technicians, supervisors and administrative staff	35 hours per week
Employees without paid overtime	37.5 hours per week
Operators	35 hours per week

Part-time employees

As part-time work is defined as a work schedule that is lower than the standard working hours of a particular entity, the average working hours for part-time employees vary – depending on the country and their socio-professional category – between 18 and 33 hours per week.

B. Shift patterns

Employee breakdown by shift patterns in %

	2002	2003	2004
Day workers	45%	49%	49%
Two 8-hour shifts	40%	35%	34%
Three 8-hour shifts	5%	4%	4%
Night workers	10%	9%	9%
Weekend workers	n/a	3%	4%

C. Overtime

In 2004, a total of 281,699 hours' overtime was paid (377,918 in 2003), 78% of which was paid to production staff, on a par with one year ago.

D. Part-time employees

A total of 613 employees worked part-time in 2004, the equivalent of 3.6% of the registered headcount, compared with 544 part-time employees in 2003, representing 3.0% of headcount. This increase was mainly due to a higher proportion of operators, who represented 55% of the total in 2004, compared to 51% in 2003.

2. Absenteeism

Absenteeism, expressed as the number of hours absent over the possible number of working hours, totaled 3.0% in 2004 and comprised sickness, work- or journey-related accidents, strikes and unauthorized absences.

As a result of action plans implemented in the various companies, the absenteeism rate was reduced by 9% from the 3.3% level posted in 2003.

III - EQUALITY BETWEEN MEN AND WOMEN IN THE WORKPLACE

In accordance with the French law adopted on May 9, 2001, Valeo draws up a comparative, male-female status report every year in each of the Group's French companies. This report is used as a basis for annual negotiations between labor and management on targets for equality at the workplace and on the measures required to achieve these targets.

Valeo actively promotes equality in terms of career development, access to training, salaries and rank within the company.

IV - LABOR RELATIONS AND COLLECTIVE BARGAINING AGREEMENTS

Valeo has developed an active contractual policy in respect of labor relations.

An additional 86 agreements were signed with the employee trade union organizations in 2004 in 17 of the Group's French companies (68 in 2003). These agreements covered wide-ranging issues including remuneration, work organization and life and disability insurance.

V - HEALTH AND SAFETY

	2002	2003	2004
Frequency rate	16.90	16.47	13.02
Gravity rate	0.49	0.49	0.38

"Frequency rate" (number of accidents leading to an absence per million hours worked) and "Gravity rate" (number of days lost because of work accidents per thousand hours worked) were below industry averages by 55% and 66% respectively (Source: UIMM: Union of Metallurgic Industries and Trades (2002 – latest available survey)).

VI - REMUNERATION

1. Total payroll

Total French payroll amounted to €636 million in 2004, with social charges amounting to €268 million (42%), giving a total of €904 million. The equivalent figures for 2003 were €633 million, €274 million (43%) and €907 million respectively.

Personnel costs (including temporary staff) amounted to €994 million, representing 27.1% of sales, down 1.49% on the €1,009 million recorded in 2003 (29.5% of 2003 sales).

2. Wages policy

Overall wages went up 2.5% in France in 2004. 16 wage agreements and one refusal report ("procès-verbal de désaccord") were signed in the Group's 17 French companies which have employee representative bodies and unions.

3. Profit sharing

In 2004, €3,461,000 was set aside by five companies in a special "participation" profit sharing reserve.

4. Incentive schemes

€4,220,470 was paid out to employees from six companies under incentive schemes in 2004.

5. Employee savings

Employees can invest sums of money from profit sharing and incentive schemes in a Group savings scheme set up on November 13, 2001 under a collective agreement signed by Group Management and four trade union organizations. Voluntary payments can also be made with top-up payments by Valeo. The scheme covers only the Group's French companies, with 9,405 employees (55.6% of registered headcount) participating at December 31, 2004.

During the last quarter of 2004, employees were also offered the possibility of joining an employee shareholding scheme. 18.2% of the Group's French employees took part in the scheme.

VII - TRAINING

In 2004, the overall cost of training for the Group's French companies was almost €18 million (€19 million in 2003), the equivalent of 3% of payroll excluding social security charges, on a par with the percentage in 2003.

	2002	2003	2004
Number of people trained	13,653	14,087	14,054
Number of hours of training	438,678	522,628	465,943
Training costs (in €)	n/a	19,000,506	17,879,841

A total of 83% of employees received at least one training course in 2004 (78% in 2003).

Training programs concern all professional categories. The following employees participated in at least one training course in 2004:
93% of engineers and managers, representing 4,313 employees (90% in 2003).
91% of technicians, supervisors and administrative staff, representing 2,806 employees (86% in 2003).
76% of operators, representing 6,935 employees (70% in 2003).

In 2004, a total of 465,943 hours' training was given, for an average of 33 hours per employee trained.

VIII – DISABLED EMPLOYEES

At December 31, 2004, a total of 510 disabled employees worked at the Group's French sites, representing 3.0% of the registered headcount (3.4% in 2003).

A large number of subcontracting and service contracts have been set up with centers which promote the employment of disabled workers.

IX – SOCIAL BENEFITS PROGRAMS

€12 million was spent on social benefits programs in 2004, representing 1.9% of payroll, as against 1.7% in 2003.

X - SUBCONTRACTING

Subcontracting costs in the French companies amounted to €65.7 million in 2004 (€87.1 million in 2003), covering services such as site security, cleaning and maintenance.

XI – THE GROUP'S ROLE IN YOUTH TRAINING AND EMPLOYMENT

Apprenticeships, work experience schemes and internships are used to train and hire future employees.

In order to assist with its recruitment needs, Valeo has strengthened its relationships with French educational establishments, including:

- Supélec , through the signature of an Industrial Partnership Program for Teaching and Research (PERCI),
- ENSAM Paris, ISLI Bordeaux, UTC, Ecole Centrale, and INSA Lyon, with the organization of Valeo site visits for students.

Valeo has also entered into new partnerships with the Ecole des Mines in Nantes and ENSIETA in Brest, as well as actively participating in forums set up by educational establishments including ENSAM, ISLI, Supélec, Ouest Avenir and Atlantique.

At the same time, Valeo has developed new contacts with the ParisTech network which runs programs for foreign students in Paris.

SUMMARY OF THE AUTHORIZATIONS GRANTED BY THE GENERAL SHAREHOLDERS' MEETING TO THE BOARD OF DIRECTORS IN RELATION TO CAPITAL INCREASES

Securities concerned Date of Shareholders' Meeting (duration and expiry of authorization)	Maximum amount of issue	Maximum capital increase	Utilizations of authorizations during the year
ISSUES WITH PRE-EMPTIVE SUBSCRIPTION RIGHTS			
Capital increase - all securities (A) AGM of April 5, 2004 (maximum 26 months, expiring on June 5, 2006)	€1.52 billion of debt securities (A) + (C) ceiling = €2 billion	€76.22 million (A) + (B) + (C) ceiling = €100 million	None
Capital increase paid up by capitalizing income, retained earnings or additional paid-in capital (B) AGM of April 5, 2004 (maximum 26 months, expiring on June 5, 2006)		€76.22 million (A) + (B) + (C) ceiling = €100 million	None
ISSUES WITHOUT PRE-EMPTIVE SUBSCRIPTION RIGHTS			
Capital increase - all securities (C) AGM of April 5, 2004 (maximum 26 months, expiring on June 5, 2006)	€1.52 billion of debt securities (A) + (C) ceiling = €2 billion	€76.22 million (A) + (B) + (C) ceiling = €100 million	None
Issuance of shares with a discount to employee members of the Group Employee Savings Plan (PEG) or International Employee Savings Plan (PEGI) and to retirees and early retirees who are members of the Group Employee Savings Plan AGM of April 5, 2004 (maximum 5 years, expiring on April 5, 2009)		€3.54 million	€3,523,929 capital increase carried out
Issuance of shares without a discount to employee members of the Group International Employee Savings Plan (PEG) AGM of April 5, 2004 (maximum 5 years, expiring on April 5, 2009)		€150,000	None
Issuance of shares with equity warrants to employee members of the Group International Employee Savings Plan (PEG) AGM of April 5, 2004 (maximum 5 years, expiring on April 5, 2009)		€570,000	None
Share issue subscribed by Société Générale AGM of April 5, 2004 (maximum 1 year, expiring on April 5, 2005)	580,000 shares	€1.74 million	€1,201,959 capital increase carried out
Stock options AGM of April 5, 2004 (maximum 38 months, expiring on June 5, 2007)	1.5 million shares		1,123,200 shares subscription options

* Under the twelfth resolution of the Combined Shareholders' Meeting held on April 5, 2004, the Board of Directors may award options to purchase or subscribe for a maximum of 1,500,000 shares, with no specified limits as to the proportion of shares to be purchased or subscribed.
As the authorization granted by the Combined Shareholders' Meeting has already been used to issue 1,123,000 share subsription options and 280,000 share purchase options, a maximum of 96,000 shares may still be issued under this authorization.

REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS IN RELATION TO THE PREPARATION AND ORGANIZATION OF THE BOARD'S WORK, THE POSSIBLE LIMITATIONS TO THE POWERS OF THE CHIEF EXECUTIVE OFFICER AND THE INTERNAL CONTROL PROCEDURES PUT IN PLACE BY THE VALEO GROUP

This text is a free translation from the French language and is supplied for information purposes. Only the original version in the French language has legal force.

PREPARATION AND ORGANIZATION OF THE WORK OF THE BOARD OF DIRECTORS

On March 31, 2003, the Board of Directors adopted internal rules which are in line with the recommendations of the Bouton Report on corporate governance aimed at precisely defining the operating procedures of the Board, in addition to legal and regulatory requirements and the provisions of the Company's bylaws.

Rules specific to the running and organization of the Board and their implementation

Composition of the Board of Directors

The bylaws provide that the Board of Directors shall have between 3 and 18 members. Following the resignation of Mr. Noël Goutard with effect from December 31, 2004, the Board now has 9 members. Precise details concerning the composition of the Board of Directors are set out in the appendix to this report.

The Board of Directors examined the position of each of the directors in light of the independence criteria set out in the Board's Internal Rules. Under these rules, independent directors are those who do not have any relations whatsoever with the Company, the Group or the Group's management that may compromise his or her ability to exercise freedom of judgment.

In particular, a director is presumed to be independent if he/she:

(i)is not an employee or a corporate officer of the Company, nor an employee or Director of a company consolidated by Valeo, and has not been so in the past five years;
(ii) is not a corporate officer in a company in which the Company directly or indirectly holds a directorship, or in which an employee appointed in that role or a corporate officer of the Company (current or having been so in the past five years) holds a directorship;
(iii) is not a significant customer, supplier, or banker of the Company or the Group, or where the Company or Group does not represent a significant portion of the business of the director concerned;
(iv) does not have a close family link with a corporate officer;
(v) has not been an auditor of the Company in the past five years;
(vi) has not been a director of the company for more than twelve years on the date on which they were appointed to their current term of office.
For directors holding at least 10% of the Company's capital or voting rights, or representing an independent legal entity holding such a stake, the classification as independent takes account of the Company's ownership structure and any potential conflict of interests.

In application of these criteria, the Board of Directors noted that:

- one director is both the Chairman and Chief Executive Officer of the Company: Thierry Morin;
- four directors have been members of the Board of Directors (and previously the Supervisory Board) for over 12 years: Carlo De Benedetti, Alain Minc, Erich Spitz and Yves-André Istel;
- four directors are independent in relation to the criteria set by the Internal Rules and in accordance with the recommendations set out in the Bouton report on corporate governance: François Grappotte, Philippe Guédon, Jean-Bernard Lafonta and Véronique Morali.

Average period of notice for calling Board meetings

The average period of notice for calling Board of Directors' meetings is approximately two weeks.

Representation of directors

A director may be represented at meetings of the Board of Directors by another director. The proxy must be given in writing. During the 2004 fiscal year, two directors used the possibility of being represented at Board meetings.

Chairman of Board meetings

Board meetings are chaired by the Chairman of the Board or, in his absence, by a Vice-Chairman or a director designated by the Board of Directors. In respect of all five Board meetings held during the 2004 fiscal year, the Board was always chaired by the Chairman.

Videoconference facilities

The bylaws provide the directors with the possibility of participating in the Board's deliberations by videoconference.

Pursuant to the bylaws and the Internal Rules, directors who take part in the Board's deliberations using such means are deemed to be present for the purposes of calculation of the quorum and majority, except for the purposes of adopting the following decisions: the appointment, renewal or dismissal of the Chairman, the Chief Executive Officer or the Deputy Chief Executive Officer as well as in relation to setting their remuneration, the preparation of the annual corporate and consolidated financial statements and the annual report. Such possibility was not used during the past fiscal year.

Information of directors

Directors' access to information

The Chairman has provided the directors, within a sufficient time frame, with the information enabling them to fully carry out their appointed roles. Each director receives or is able to obtain the necessary information for the purposes of completing his or her duties.

Guests of the Board

During the fiscal year, the Group Financial Control Director attended all Board meetings and his views were heard by the Board in the context of discussions relating to the annual corporate and consolidated financial statements of Valeo.

Frequency of Board meetings and average attendance rates of the directors

Pursuant to the Internal Rules of the Board, the Board of Directors holds meetings at least four times a year. The Board of Directors met five times during the 2004 fiscal year.

The average attendance rate of the members of the Board of Directors (in person or through a proxy holder) during the 2004 fiscal year was 88%.

Committees created by the Board

The Board has created committees for improving the running of the Board and for providing effective assistance with respect to the preparation of its decisions.

The Board has therefore created the following permanent committees; the Strategy Committee, the Audit Committee, the Remuneration Committee and the Nomination Committee.

Strategy Committee

The Strategy Committee has five members including a Chairman, appointed by the Board of Directors. The members of the Strategy Committee are Philippe Guédon, Jean-Bernard Lafonta, Alain Minc, Thierry Morin and Erich Spitz as well as Noël Goutard up until December 31, 2004, who also acted as Chairman of this Committee. The Strategy Committee is now chaired by Philippe Guédon.

The roles and responsibilities of the Strategy Committee are:

- to express an opinion to the Board concerning the strategic goals of the Company and the Group and any other major strategic issue referred to the Committee by the Board or the Chairman;
- to analyze annual budgets and interim reviews, as well as the medium- and long-term strategic development plans of the Group.

The Committee's role also includes examining and expressing an opinion to the Board on issues submitted to it concerning major transactions including acquisitions, disposals, financing and debt.

The Strategy Committee met ten times during the 2004 fiscal year with a 90% attendance rate. During its meetings, the Strategy Committee reviewed the Group's results, as well as the restructuring operations carried out over the past three years. It also assessed the Group's internal and external growth outlook, and had in-depth discussions on the Group's various acquisition plans, as well as on the position and business strategy of the Electrical & Electronics Activity.

Audit Committee

The Audit Committee has three members including a Chairman, appointed by the Board of Directors. The members of the Audit Committee are François Grappotte, Yves-André Istel and Jean-Bernard Lafonta, who also acts as Chairman.

The roles and responsibilities of the Audit Committee are:

- to ensure the relevance of the choice and the due application of the accounting and financial methods adopted to prepare the consolidated financial statements as well as the appropriate treatment of transactions at the level of the Branches and the Group;
- to check that internal procedures are defined for the collection and control of financial and accounting information ensuring the prompt feedback and reliability of such information;
- to review the Group's internal audit plan and related answers of the Management; to be informed of the internal and external audits of the Group and related answers of the Management;
- to express an opinion on the choice of Statutory Auditors or the renewal of their terms of office;
- to review any financial or accounting matter referred to it by the Chairman of the Board of Directors as well as any issue of conflict of interest of which it is aware.

The Audit Committee met three times in 2004 with a 100% attendance rate. During its meetings, the Audit Committee reviewed the consolidated financial statements for the 2004 fiscal year and discussed the projects underway on the conversion to International Financial Reporting Standards. It also reviewed material risks and off-balance sheet commitments.

The Audit Committee's work was conducted in line with its objectives. The Statutory Auditors and Financial Control Director attended all the Audit Committee meetings during the year. The presentations made by the Statutory Auditors mainly related to the findings of their limited review of the interim financial statements and of their audit of the annual financial statements. The Audit Committee has never had to issue any reservations about the consolidated financial statements presented to it.

Remuneration Committee

The Remuneration Committee has three members including a Chairman, appointed by the Board of Directors.

The members of the Remuneration Committee are François Grappotte, Philippe Guédon and Alain Minc. Noël Goutard was also a member of this Committee until December 31, 2004. The Committee is chaired by Alain Minc.

The roles and responsibilities of the Remuneration Committee are:

- to study and make recommendations concerning the remuneration of corporate officers;
- to recommend to the Board the rules for allocating attendance fees; and
- to examine any issues submitted to it by the Chairman, including plans to launch employee share issues.

The Remuneration Committee met three times in 2004, with a 92% attendance rate. During its meetings, the Committee recommended setting up an employee stock ownership plan, as set out in the resolutions adopted by the General Shareholders' Meeting of April 5, 2004. This plan was implemented during the second half of 2004 and led to the issuance on December 16, 2004, of shares representing a total par value of €4,725,888.

The Committee also recommended granting 280,800 stock purchase options and 1,123,200 stock subscription options to the employees and corporate officers who had been the most directly involved in the Group's development. This recommendation was approved by the Board of Directors at its November 8, 2004 meeting.

Nomination Committee

The Nomination Committee has five members including a Chairman, appointed by the Board of Directors.

The members of the Nomination Committee are Véronique Morali, François Grappotte, Philippe Guédon, Alain Minc and Thierry Morin. Noël Goutard was also a member of this Committee until December 31, 2004. The Committee is chaired by Alain Minc.
The Nomination Committee is responsible for the preparation and composition of the Company's executive bodies (corporate officers and directors). Each year, the Committee examines the position of each of the Directors with respect to the independence criteria set out in the Internal Rules adopted by the Board of Directors.

The Nomination Committee met twice in 2004, with a 67% attendance rate. In accordance with the Internal Rules, it examined the position of each Director with respect to the aforementioned independence criteria.

Assessment of the running of the Board

In accordance with the Internal Rules, the Board has carried out its own self-assessment in order to review its method of functioning and to check that its discussions have been properly organized.

The Board of Directors' assessment for the 2004 fiscal year took place during the last quarter of 2004. In this respect a detailed questionnaire, concerning the directors' assessment of the running of the Board and suggestions on how to improve it, was sent to each director. Included in the topics covered was the functioning and composition of the Board, information provided to directors and the choice of issues discussed, the quality of the discussions and the general running of the special committees.

The directors' replies were analyzed and the findings were subsequently presented at the meeting of the Board of Directors held on January 10, 2005. All the directors expressed their general satisfaction with regard to the functioning of the board. Suggestions on ways to improve the running were made and it has been decided that regular financial presentations will be made not only at Group level but also at the level of each Branch.

Shareholdings and transactions in securities

Each of the directors must hold at least 100 Valeo shares throughout their term of office.

On accepting their position, each member of the Board of Directors and the Executive Management of the Group agreed to a Code of Conduct in relation to transactions involving the Company's securities.

In accordance with the terms of this Code, as amended on December 23, 2004, each of the directors must declare to the Group's General Counsel, within fifteen working days at the latest, any transactions that they have entered into involving the Company's securities. In accordance with applicable regulations, this information must then be submitted to the French securities regulator (the Autorité des Marchés Financiers) and then made public.

Agreements governed by article L.225-38 of the French Commercial Code

During the fiscal year, transactions governed by the procedures concerning regulated related-party agreements were entered into between the Company and its Spanish subsidiaries in the context of the implementation of the 2004 Valeorizon international employee stock ownership plan. These transactions were authorized by the Board on October 18, 2004 and details of them will be set out in the Statutory Auditors' special report.

Delegation of authority regarding sureties, endorsements and guarantees – Art. L.225-35 of the French Commercial Code

During the fiscal year, the Board of Directors authorized the Chairman, who is entitled to sub-delegate this authority, to issue sureties, endorsements and guarantees in the Company's name up to a total amount of €23 million and to maintain in effect the sureties, endorsements and guarantees previously issued.

This authorization, which was granted for a twelve-month period, expires on February 10, 2005. Out of this sum, at the end of the fiscal year, the Chairman had granted €3 million of commitments of this type in the Company's name.

METHOD OF CARRYING OUT THE GENERAL MANAGEMENT OF THE COMPANY AND LIMITATION ON THE POWERS OF THE CHIEF EXECUTIVE OFFICER

The Company's Board of Directors has chosen to combine the positions of Chairman of the Board of Directors and Chief Executive Officer.

The Board of Directors has not limited in any particular way the powers of the Chief Executive Officer. The Chairman and Chief Executive Officer therefore has the widest possible powers to act in any circumstances in the Company's name. He exercises his powers within the limits of the Company's corporate purpose and subject to the powers that the law specifically grants to Shareholders' Meetings or to the Board of Directors. He represents the Company in its relations with third parties.

INTERNAL CONTROL PROCEDURES

Definition and aims of the internal control procedures

The internal control procedures are defined for the Valeo Group as the process implemented by the Management and the employees to provide reasonable assurance that the following objectives are achieved:

- Reliability of financial and management information
- Compliance with laws and regulations
- Protection of assets
- Optimization of operational activities.

In this way, Valeo has adopted a definition of internal control that is comparable with the international standards of the COSO (Committee Of Sponsoring Organizations of the Treadway Commission, the findings of which were published in 1992 in the United States).

Review of the various components of the internal control procedures of Valeo

The decentralized organization of Valeo into Branches and Divisions gives it the responsiveness and proximity to customers that enable it to develop within its markets. This decentralization fits in with the principles and rules governing its running, which apply throughout the Group.

In this way, the Code of Ethics has been circulated to all executives. It constitutes the basis for the detailed procedures applicable within the Group. This code, available on the Intranet, was updated in 2004 in order to include new provisions in relation to the management of human resources. This updated document was circulated by the Group's Director of Human Resources to the Executive Management of the Group at a general information meeting. On that occasion, the members of the Executive Management were asked to adhere strictly to it, together with their teams.

The Administrative and Financial manual (Manuel Administratif et Financier, M.A.F.) has been the source of the Group's financial and management language for over fifteen years. It is used daily by the operational staff and is updated. The M.A.F. has two parts:

- one concerns the management and internal control rules
- the other defines the rules of assessment and presentation of the main items on the balance sheet and on the income statement.

Every year, the Director and Financial Control Director of each Division sign a letter of confirmation in which they give an undertaking that the M.A.F rules will be complied with.

A very detailed questionnaire on internal control procedures, which now contains more then 400 questions, concerning compliance with the M.A.F rules, is updated every year. The findings of this questionnaire are transferred in their entirety to a specific database and the results disclosed to the relevant operational or functional directors at the Group level so that appropriate action can be taken, where appropriate.

The budget and monthly reporting procedure is a critical tool for Valeo in managing its operations. Potential problems can thus be identified, analyzed and dealt with during the year, such as to contribute to the reliability of the interim and annual financial statements.

In addition, it is appropriate to mention the specific rules and procedures put in place by the departments of the Functional directors of the Group, in line with the M.A.F.:

- The Constant Innovation Charter, which strictly defines the management principles for development projects;
- Marketing procedures and sales practices;
- Human Resources procedures;
- Purchasing procedures are combined with a reduction in the number of listed suppliers, in such a way as to ensure better monitoring of the quality of their provision of services;
- The Risk Management Manual and the procedures and implementation guides in relation to safety and the environment, together with the Insurance Manual (Valeo's policy is to comply at least with local regulations concerning safety and the environment and, for certain cases, to comply with the highest possible standards).

Almost all the information concerning these rules and procedures is available on-line to Valeo's staff concerned by these matters.

In terms of quality, Valeo has set its own reference standards, Valeo 1000 and Valeo 5000, which are regularly checked in the context of "VAQ" (Valeo Assurance Quality) audits. In addition, the QRQC (Quick Response Quality Control) method ensures the prompt implementation of corrective action. Lastly, since 1997, Valeo has launched a certification program of its sites in accordance with the ISO 14001 standard; to date, 106 sites, compared to 92 last year, have this certification.

Management of internal control procedures
An important part of the system for managing internal control procedures, in particular in relation to accounting and financial matters, is the Valeo internal audit team, whose task is to carry out assignments within the Group to ensure that the procedures set up function properly. The 2004 audit plan was presented to the Audit Committee. The internal audit team is also called upon at regular intervals to carry out audits on performance indicators, and to coordinate the updating of procedures in the M.A.F.

Review of work carried out in 2003
In 2003, at Group level, Valeo carried out the following:

- an analysis of the existing internal control procedures in light of the five main components defined by the COSO standards (control environment, risk assessment, control activities, information and communication, management of the whole system);
- an initial mapping of the processes and main risks, based on meetings with the main operational and functional directors of the Group;
- the identification of material accounts and their interaction with the processes, as well as an inventory of the existing internal control procedures, relating to the preparation of the financial statements.

Approach adopted and progress in 2004
The Group has decided to put in place a special project designed to improve the internal control procedures in relation to the reliability of financial information. Over the long term, the aim of this project is to be able to state that the procedures in place are adequate and that they are properly applied, with regard to the reliability of financial information.

In order to achieve this, 132 key control points have been identified, in relation to the seven processes set out below:

- Sales, management of accounts receivable, payments received
- Procurement, management of accounts payable, disbursements
- Monitoring of assets
- Monitoring of inventory
- Payroll
- Cash flow
- Accounts closing process.

These control points must be implemented throughout the operational sites of the Group.

Rules relating to documentation and testing (the size of the sample used, in particular) have been defined in such a way as to ensure uniformity between the sites.

An initial on-site pilot test took place in June/July 2004, during which the project team undertook documentation work and tests, alongside site management. This process enabled the adopted approach to be validated, the fine-tuning of the forecasts of sources of funds required and standardization of documentation and tests for all of the sites. A specific database of best practices to be used in internal control procedures has been created and put on the Group's Intranet.

On this basis, in the second half of the fiscal year, each of the 11 Branches launched a pilot documentation and test project, with quality control of the work undertaken being carried out by the Internal Audit team. Our Statutory Auditors have carried out a review of the work undertaken by these pilot sites.

At the same time, Valeo has put in place a procedure aimed at optimizing the access controls and user profiles with regard to the SAP software which has been progressively rolled out to all the Group's main sites. On the basis of matrices showing incompatibilities, defined for each of the processes, optimized standard user profiles have been adopted. These user profiles will be implemented in the scope of a pilot test at the beginning of 2005, before being rolled out to all of the sites concerned.

In 2004, Valeo put in place a new tool for reporting the findings of its evaluation of its internal control procedures, following on from the self-assessment tool that the Group has had in place since 1999; this will enable the centralization of the documentation of the controls and tests carried out in the context of the LSF (French Financial Security Act) project. This tool will also be used in order to monitor, in real time, action plans for the improvement of internal control procedures.

The impact of the conversion to International Financial Reporting Standards from January 1, 2004 has been quantified and is set out in the published annual report. A presentation on the impact of these restatements on the 2004 income statement will be made in the publication of the quarterly results for the first quarter of 2005.

Outlook for 2005

Reliability of financial information

The key control points will be documented and tested progressively in the operational companies of the Group. Each Branch will be able to put in place its own planning schedule regarding the roll-out, with the central project team ensuring that the work has been carried out in accordance with the defined methods.

The "corporate" processes will be documented.

Access controls and user profiles for SAP, defined in 2004, will be rolled out in the main operational companies concerned, in accordance with the rules defined by the internal audit team and validated by the first pilot test.

Over the long term, Valeo's aim is to be able to carry out an assessment of the relevance and correct implementation of the internal control procedures in relation to the reliability of financial information.

Internal Control procedures in relation to operational risks.

In relation to operational risks, at the beginning of 2005, the Group launched a process to extend the risk analysis carried out at the end of 2003. Interviews will be held with all functional directors at Group level, and with representatives of each of the Branches. All those interviewed will be asked for their opinions, not only on the level of significance of the inherent risks but also on the level of control over these risks, in view of the systems currently in place.

A summary of the findings of this mapping process will be presented to the Audit Committee. It will be used, in particular, as the basis for setting up an internal audit plan based on a review of the most critical procedures, in light of the risks disclosed.

This process of constant improvement of the internal control procedures will be actively supported by the Group's General Management team.

Thierry Morin – Chairman of the Board of Directors

COMPOSITION OF THE BOARD OF DIRECTORS AT DECEMBER 31, 2004

Last name and first name or corporate name of the member	Date of first appointment	Expiration date of term of office	Main duties performed in the Company	Main duties performed outside the Company	Other offices held and other duties performed in any company
Thierry Morin	3/21/2001	Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.	Chairman and Chief Executive Officer		• Chairman and Chief Executive Officer of: Valeo Bayen. • Chairman of: Société de Participations Valeo, Valeo Service, Valeo Finance, Valeo Thermique Habitacle, Valeo España, S.A., Valeo Holding Netherlands B.V., Valeo SpA, Valeo Japan Co. Ltd, Valeo (UK) Limited, Valeo International Holding B.V. • Legal manager of: Valeo Management Services, Valeo Auto-Electric Beteiligungs GmbH, Valeo Germany Holding GmbH, Valeo Grundvermögen Verwaltung GmbH, Valeo Holding Deutschland GmbH, Valeo Verwaltungs-Beteiligungs GmbH & Co.KG. • Director of: Valeo Electronique & Systèmes de Liaison, Valeo Service España S.A., Valeo Iluminacion, S.A., Valeo Termico, S.A.
Noël Goutard Until December 31, 2004	1/1/1987	Resigned, effective from December 31, 2004	N/A	Chairman of the Supervisory Board of NG Investments.	• Member of the Supervisory Board of: LBO France. • Director of: Vocatif SA, Materis, Medextend, Meca Disk. Cofide-CIR Group: • Chairman of the Board of Directors of: Cofide SpA
Carlo De Benedetti	7/4/1986	Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.	N/A	Chairman of the Board of Directors of CIR SpA.	**Sogefi SpA.** • Director of Gruppo Editoriale L'Espresso SpA. **Outside the Cofide-CIR Group:** • Chairman of the Board of Directors of CDB Web Tech SpA. • Director of Pirelli SpA.
François Grappotte	3/31/2003	Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.	N/A	Chairman of Legrand S.A.	**Legrand Group:** • Chairman of: Legrand S.A.S., Lumina Management. • Chief Executive Officer and Director of: Legrand Holding S.A. • Director of: B. Ticino, Bufer Elektrik, Eltas Elektrik, Legrand Española, Lumina Parent, Pass & Seymour The Wiremold Company. **Outside the Legrand Group:** • Director of: BNP Paribas. • Member of the Supervisory Board of: Michelin, Galeries Lafayette. • Member of: the Banque de France Consultative Committee, the Administrative Board of F.I.E.E.C. (Fédération des Industries Electriques, Electronique et de Communication), the Administrative Board of Gimelec (Groupement des industries de l'équipement électrique, du contrôle-commande et des services associés); the Board of Promotelec (Promotion de l'installation électrique dans les bâtiments neufs et anciens).

Last name and first name or corporate name of the member	Date of first appointment	Expiration date of term of office	Main duties performed in the Company	Main duties performed outside the Company	Other offices held and other duties performed in any company
Philippe Guédon	3/31/2003	Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.	N/A	Legal Manager and Shareholder of Espace Développement.	N/A
Yves-André Istel	1/29/1992	Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.	N/A	Senior Advisor to Rothschild Inc.	**Rothschild Group:** • Director of Banque Rothschild & Cie. **Outside the Rothschild Group:** • Director of: Compagnie Financière Richemont AG, Imperial Sugar.
Jean-Bernard Lafonta	12/7/2001	Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.	N/A	Deputy Chief Executive Officer of Wendel Investissement	**Wendel Group:** • Chairman of the Supervisory Board of: Editis Holding. • Vice-Chairman of the Supervisory Board of: Bureau Veritas. • Member of the Supervisory Board of Oranje-Nassau Groep B.V. • Director of: Wendel Investissement, Legrand Holding S.A., Legrand S.A., Lumina Parent. **Outside the Wendel Group:** • Legal Manager of: Granit (SARL).
Alain Minc	7/4/1986	Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.	N/A	Chairman of A.M. Conseil	• Chairman of the Supervisory Board of Le Monde. • Member of the Supervisory Board of: Pinault-Printemps-Redoute. • Director of: FNAC, Vinci
Véronique Morali	3/31/2003	Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.	N/A	Deputy Chief Executive Officer of Fimalac	**Fimalac Group:** • Sole director of: FCBS GIE. • Director of: Cassina SpA. • Member of the Board of: Fimalac Inc., Fitch Ratings, Inc., Fitch Risk Management, Inc. **Outside the Fimalac Group:** • Director of Eiffage. • Member of the Supervisory Board of: Club Méditerranée. • Member of the Board of: Tesco Plc.

Last name and first name or corporate name of the member	Date of first appointment	Expiration date of term of office	Main duties performed in the Company	Main duties performed outside the Company	Other offices held and other duties performed in any company
Erich Spitz	6/24/1987	Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.	N/A	Consultant for Thales	**Thales Group:** • Chairman of: Thales Avionics Ltd. • Director of: Thales Corporate Ventures. **Outside the Thales Group:** • Chairman of the Supervisory Board of: Riber. • Correspondent member of the Académie des Sciences. • Member of the Académie des Technologies. • Honorary Chairman of the European Industrial Research Management Association (EIRMA).

STATUTORY AUDITORS' REPORT PREPARED IN ACCORDANCE WITH THE LAST PARAGRAPH OF ARTICLE L.225-235 OF THE FRENCH COMMERCIAL CODE ON THE REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS ON INTERNAL CONTROL PROCEDURES RELATING TO THE PREPARATION AND PROCESSING OF ACCOUNTING AND FINANCIAL INFORMATION

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of Valeo, and in accordance with article L.225 235 of the French Commercial Code, we hereby present our report on the report prepared by the Chairman of the Board of Directors of your Company in accordance with article L.225-37 of the French Commercial Code for the year ended December 31, 2004.

In his report, the Chairman of the Board of Directors is required to report on the preparation and organization of the work carried out by the Board of Directors and the internal control procedures implemented within the Company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of accounting and financial information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of accounting and financial information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of accounting and financial information, as set out in the Chairman's report;

- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of accounting and financial information, contained in the report of the Chairman of the Board, prepared in accordance with article L.225-37 of the French Commercial Code.

Paris, February 10, 2005

The Statutory Auditors

PricewaterhouseCoopers Audit
Serge Villepelet   Jean-Christophe Georghiou

RSM Salustro Reydel
Jean-Pierre Crouzet   Emmanuel Paret

2004 CONSOLIDATED KEY FIGURES

CONSOLIDATED KEY FIGURES

(in € millions)	2004	2003	2002
Net sales and revenues	**9,439**	**9,234**	**9,803**
Gross margin	**1,668**	**1,653**	**1,702**
% sales	17.7%	17.9%	17.4%
Operating income	**458**	**465**	**487**
% sales	4.9%	5.0%	5.0%
Net income	**150**	**181**	**135**
Earnings per share (in €)	**1.83**	**2.20**	**1.63**
Net cash provided by operating activities	**753**	**722**	**802**
Capital expenditure	**471**	**453**	**556**

(in € millions)	December 31, 2004	December 31, 2003	December 31, 2002
Stockholders' equity including minority interests	**1,844**	**2,112**	**2,235**
Net indebtedness	**500**	**568**	**564**
Debt-to-equity ratio	**27%**	**27%**	**25%**
Number of employees at December 31	**67,300**	**68,200**	**69,100**

Half-yearly trends (in € millions)	**Second half 2004**	**First half 2004** [1]
Net sales and revenues	**4,511**	**4,928**
Gross margin	**785**	**883**
% sales	17.4%	17.9%
Operating income	**207**	**251**
% sales	4.6%	5.1%

[1] The Statutory Auditors performed a limited review of the financial statements at June 30, 2004.

CONSOLIDATED STATEMENTS OF INCOME

(in € millions)	2004	2003	2002
NET SALES AND REVENUES (NOTE 18)	**9,439**	**9,234**	**9,803**
Cost of sales	(7,771)	(7,581)	(8,101)
GROSS MARGIN	**1,668**	**1,653**	**1,702**
% sales	17.7%	17.9%	17.4 %
Research and development expenditures	(584)	(564)	(577)
Selling expenses	(187)	(185)	(186)
Administrative expenses	(439)	(439)	(452)
OPERATING INCOME	**458**	**465**	**487**
% sales	4.9%	5.0%	5.0%
Net financial expense (note 13)	(31)	(41)	(62)
Other income/expense - net (note 14)	(148)	(89)	(74)
INCOME BEFORE INCOME TAXES	**279**	**335**	**351**
Income taxes (note 15.1)	(15)	(55)	(106)
NET INCOME FROM CONSOLIDATED COMPANIES	**264**	**280**	**245**
Equity in net earnings of associated companies (note 6)	7	9	7
Amortization of goodwill (note 3)	(90)	(90)	(95)
NET INCOME BEFORE MINORITY INTERESTS	**181**	**199**	**157**
% sales	1.9%	2.2%	1.6%
Minority interests	(31)	(18)	(22)
NET INCOME	**150**	**181**	**135**
% sales	1.6%	2.0%	1.4%
Average number of shares outstanding (thousands)	82,203	82,134	83,038
Earnings per share (note 1.17) (in €)	**1.83**	**2.20**	**1.63**
Diluted earnings per share (note 1.17) (in €)	1.82	2.20	1.63

The notes on pages 74 to 104 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

At December 31 (in € millions)	2004	2003	2002
ASSETS			
Cash and marketable securities (note 11.1)	895	860	686
Accounts and notes receivable - net (note 8)	1,774	1,780	1,752
Inventories - net (note 7)	587	570	628
Short-term deferred tax assets (note 15.3)	44	56	56
Prepaid expenses and other current assets	310	185	300
Current assets	3,610	3,451	3,422
Property, plant and equipment	5,899	5,755	5,652
Less accumulated depreciation	(3,897)	(3,659)	(3,420)
Property, plant and equipment - net (note 4)	2,002	2,096	2,232
Goodwill - net (note 3)	1,192	1,261	1,387
Other intangibles - net (note 4)	**60**	**54**	**43**
Investments in companies carried at cost (note 5)	3	3	66
Investments in companies at equity (note 6)	74	76	34
Loans and other assets	7	12	10
Investments and other non-current assets	84	91	110
Long-term deferred tax assets (note 15.3)	41	65	106
Fixed assets	**3,379**	**3,567**	**3,878**
TOTAL ASSETS	**6,989**	**7,018**	**7,300**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Short-term debt (note 11.1)	173	237	579
Accounts and notes payable	1,719	1,664	1,667
Current maturities of long-term debt (note 11.1)	193	28	14
Short-term deferred tax liabilities (note 15.3)	**1**	-	-
Provisions - current portion (note 10)	292	359	419
Other liabilities and deferred income	**782**	**719**	**835**
Current liabilities	3,160	3,007	3,514
Long-term debt (note 11.1)	1,031	1,166	657
Long-term deferred tax liabilities (note 15.3)	6	18	25
Provisions for contingencies and charges (note 10)	**948**	**715**	**869**
Long-term liabilities	1,985	1,899	1,551
Minority interests (note 9.5)	114	132	134
Share capital	251	246	246
Additional paid-in capital	764	736	736
Retained earnings	715	998	1,119
Stockholders' equity	1,730	1,980	2,101
Stockholders' equity including minority interests (note 9)	**1,844**	**2,112**	**2,235**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**6,989**	**7,018**	**7,300**

The notes on pages 74 to 104 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in € millions)	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income from consolidated companies	264	280	245
Net dividends received from associated companies	4	2	-
Other adjustments to reconcile net income to net cash provided by operating activities:			
• depreciation, amortization and provisions for impairment in value	534	531	554
• net charges to/(reversals from) provisions and deferred taxes	(56)	(144)	(208)
• (gains)/losses - net of tax - on disposals of fixed assets	7	14	12
• other income and deductions with no cash effect	(2)	(2)	(4)
Cash flows	**751**	**681**	**599**
Changes in working capital:			
• inventories	(18)	63	69
• accounts and notes receivable	22	19	(1)
• accounts and notes payable	49	(64)	29
• other receivables and payables	(51)	23	106
Net cash provided by operating activities	**753**	**722**	**802**
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures:			
• property and intangibles	(457)	(460)	(606)
• investments and other non-current assets	(2)	(5)	(3)
Proceeds – net of tax – from disposal of:			
• property and intangibles	20	14	19
• investments and other non-current assets	2	2	-
Impact of changes in scope of consolidation (note 2.3)	(69)	(42)	7
Net cash used in investing activities	**(506)**	**(491)**	**(583)**
Net cash provided before financing activities	**247**	**231**	**219**
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid to parent company stockholders	(85)	(81)	(58)
Equalization tax on dividends	(101)	(39)	-
Dividends paid to minority interests in consolidated subsidiaries	(8)	(13)	(10)
Proceeds from:			
• issuance of share capital	33	2	12
• cancellation of shares held in treasury stock	-	-	(51)
• issuance of long-term debt	26	465	3
• capital grants received	2	7	3
Reduction in long-term debt	(12)	(13)	(14)
Net cash provided by/(used in) financing activities	**(145)**	**328**	**(115)**
Effect of exchange rate changes on cash	(3)	(43)	(43)
NET CHANGE IN CASH AND CASH EQUIVALENTS	**99**	**516**	**61**
Cash and cash equivalents at beginning of year (note 11.1)	**623**	**107**	**46**
CASH AND CASH EQUIVALENTS AT END OF YEAR (note 11.1)	**722**	**623**	**107**

The notes on pages 74 to 104 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY EXCLUDING MINORITY INTERESTS

Number of shares	(in € millions)	Share capital	Additional paid-in capital	Translation reserve	Retained earnings	Stock-holders' equity
83,056,603	**Stockholders' equity (excl. minority interests) at December 31, 2001**	**249**	**725**	**90**	**1,198**	**2,262**
	Dividends	-	-	-	(58)	(58)
	Issuance of shares:					
277,125	• through exercise of options	1	11	-	-	12
	Capital reduction:					
(1,200,000)	• through cancellation of shares held in treasury stock	(4)	-	-	(47)	(51)
	Impact of application of CRC standard 2000-06 on liabilities	-	-	-	(9)	(9)
	Translation adjustment	-	-	(190)	-	(190)
	2002 net income	-	-	-	135	135
82,133,728	**Stockholders' equity (excl. minority interests) at December 31, 2002**	**246**	**736**	**(100)**	**1,219**	**2,101**
	Dividends	-	-	-	(81)	(81)
	Equalization tax on dividends	-	-	-	(39)	(39)
	Other movements [1]	-	-	-	(22)	(22)
	Translation adjustment	-	-	(160)	-	(160)
	2003 net income	-	-	-	181	181
82,133,728	**Stockholders' equity (excl. minority interests) at December 31, 2003**	**246**	**736**	**(260)**	**1,258**	**1,980**
	Dividends	-	-	-	(85)	(85)
	Equalization tax on dividends [2]	-	-	-	(101)	(101)
1,575,296	Employee share issue	5	28	-	-	33
	Other movements [3]	-	-	-	(260)	(260)
	Translation adjustment	-	-	13	-	13
	2004 net income	-	-	-	150	150
83,709,024	**Stockholders' equity (excl. minority interests) at December 31, 2004**	**251**	**764**	**(247)**	**962**	**1,730**

[1] Impact relating to the provisional assessment of the fair value of assets and liabilities acquired when Valeo increased its stake in Zexel (see note 2.2.1).

[2] This item includes:

- equalization tax in an amount of €18 million in respect of dividends paid out in 2004,
- €83 million in equalization tax which became due (on dividends paid in 2001 and 2002) further to the corporate income tax rebate obtained in 2004 (see note 15.1). This amount has been recorded in a suspense account under "Retained earnings" pending appropriation by the Annual General Meeting that will be called to approve the financial statements for the year ended December 31, 2004.

[3] Of which:

- a €244 million impact on obligations in respect of pensions and other employee benefits resulting from changes in accounting method (see note 1.2)
- a €14 million impact relating to adjustments in the fair value of assets and liabilities acquired when Valeo increased its stake in Zexel in December 2003 (see note 2.2.1).

The notes on pages 74 to 104 are an integral part of the consolidated financial statements.

1 – ACCOUNTING POLICIES

1.1 - General principles

The consolidated financial statements have been prepared in accordance with accounting rules and regulations generally accepted in France. The accounting standards and policies applied to prepare the 2004 consolidated financial statements are consistent with those applied in 2003 and 2002, except for the first-time application in 2004 of recommendation 2003-R.01 issued by the French National Accounting Board CNC *(Conseil National de la Comptabilité)* relating to the recognition of pensions and other employee benefits: see note 1.2.

International financial reporting standards must be applied by European listed companies from January 1, 2005. In line with Valeo's transition to these new accounting standards, the Group has prepared an opening balance sheet as of January 1, 2004. The differences between IFRS and Valeo's current accounting practices are described in the management report.

1.2 - Change in accounting method

For its financial statements at December 31, 2004, Valeo has applied CNC recommendation 2003-R.01 which states that as from January 1, 2004 pensions and other employee benefits should be fully provided for, in accordance with the same methods as those prescribed in IAS 19. The impact (net of deferred taxes) of the changes resulting from the first-time application of this recommendation (including the full recognition of previously unrecognized actuarial differences) has been recorded in opening stockholders' equity, in accordance with the treatment used for changes in accounting method. This impact corresponded to a €245 million decrease in total equity at January 1, 2004 (of which €244 million excluding minority interests).

1.3 - Consolidation methods

The consolidated financial statements include the accounts of Valeo and of its majority-owned subsidiaries.

Investments in associated companies in which Valeo has the power to exercise significant influence over financial and operating policies, are accounted for by the equity method. Valeo is considered to exercise significant influence over companies in which the Group owns more than 20% of the voting rights. This method consists of replacing the book value of the investments by the Group's equity in the underlying net assets, including earnings for the year.

Companies held jointly by Valeo and another partner are accounted for as follows:

- jointly-owned subsidiaries managed de facto by Valeo are fully consolidated;
- those managed either legally or de facto by the partner are accounted for using the equity method;
- only those in which both partners share voting rights, seats on the Board of Directors or equivalent and share management responsibility are consolidated on a proportional basis.

Investments in certain other majority-owned subsidiaries and associated companies which are not material in relation to the Group as a whole are not consolidated.

The individual Group companies are consolidated on the basis of their local financial statements, as restated in accordance with the principles applied by the Group.

All significant inter-company transactions are eliminated, including gains on inter-company disposals of assets, inter-company profits included in inventories and inter-company dividends.

Companies acquired during the year are consolidated as from their acquisition date.

1.4 - Intangibles and goodwill

The identifiable assets and liabilities of companies consolidated for the first time are recorded in the consolidated balance sheet at their fair value at the date of acquisition. The excess of the purchase price of the shares in the company concerned over the aggregate fair value of identifiable assets and liabilities at the date of acquisition is recorded as an asset under "Goodwill".

Goodwill is amortized by the straight-line method over the estimated period of benefit, determined on a case-by-case basis, not to exceed twenty years. The recoverable amount of goodwill is reviewed whenever indicators of a lasting impairment in value are identified. Such indicators include significant changes with a lasting adverse effect on the economic environment or the assumptions and objectives applied at the date of acquisition. Impairment losses are measured based on projected future earnings and recorded in the form of exceptional amortization.

Goodwill arising on the acquisition of foreign companies and fair value adjustments to the underlying assets and liabilities of the acquired companies are translated at the year-end exchange rate.

As regards the 1998 acquisition of ITT Automotive Electrical Systems, which was partly financed by a share issuance, goodwill on the portion of the acquisition price funded through equity was recorded as a deduction from the related issue premium. If this accounting treatment had not been applied to this transaction, stockholders' equity would have been increased by €444 million at December 31, 2004 (by €495 million at December 31, 2003) and net income would have been reduced by €34 million in 2004 (by €36 million in 2003): see note 3.

Other intangible assets, primarily patents and software, are amortized on a straight-line basis over periods corresponding to the estimated period of benefit.

1.5 - Property, plant and equipment

Property, plant and equipment are carried at cost, excluding interest expense, which is not capitalized. French and foreign legal revaluations are not reflected in the consolidated financial statements. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets concerned. The principal useful lives employed are:

◦ Buildings	20 years
◦ Fixtures and fittings	8 years
◦ Machinery and equipment	4 to 8 years
◦ Other fixed assets	3 to 8 years

Whenever indicators of a lasting impairment in value are identified, a provision is booked to write down property, plant and equipment to their recoverable amount to the Group measured based on projected future earnings.

Assets leased under long-term contracts or other arrangements which transfer substantially all of the benefits and risks of ownership to the Group, are capitalized and depreciated on the basis outlined above and the corresponding obligation is recorded as a liability.

Capital grants received from government agencies to finance manufacturing investments are written back to income over the useful life of the corresponding assets.

Repair and maintenance expenses are charged to income when incurred.

1.6 - Investments and other non-current assets

Investments in companies carried at cost represent shares in companies that are not consolidated.

Where appropriate, these investments are written down to an amount corresponding to their recoverable amount to the Group.

1.7 - Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of work in progress and finished goods includes raw materials, labor and other direct manufacturing costs on the basis of normal activity levels. These costs are determined by the "First in-First out" (FIFO) method which, due to the rapid inventory turnover rate, approximates the latest cost at the balance sheet date.

A provision for impairment in value is recorded where appropriate, based on the rate of turnover of each inventory.

1.8 - Marketable securities

Marketable securities are stated at the lower of cost or market value. They include Valeo shares bought back in order to stabilize the share price or for allocation to employees.

1.9 - Debt issuance costs

Expenditures arising from the issuance of debt are recorded as a deferred charge and amortized on a straight-line basis over the period of debt.

1.10 - Pension and other employee benefits

Pensions and other employee benefits cover two categories of benefits:

- Post-employment benefits which include statutory retirement bonuses, supplementary pension benefits and coverage of certain medical costs for retirees and early retirees;

- Other long-term benefits payable (during employment), corresponding primarily to long-service bonuses.

These benefits are broken down into:

- defined contribution plans, under which the employer pays fixed contributions on a regular basis and has no legal or constructive obligation to pay further contributions;

- defined benefit plans, under which the employer guarantees a future level of benefits.
  At January 1, 2004, the Valeo Group recorded a provision to fully cover its obligation relating to defined benefit plans, in application of CNC recommendation 2003-R.01 (see note 1.2).

The provision for pensions and other employee benefits is equal to the present value of Valeo's future benefit obligation less, where appropriate, the value of the assets of any plans set up to finance this future obligation. The calculation of this provision is based on valuations performed by independent actuaries using the projected unit credit method and final salaries. These valuations incorporate both financial assumptions (discount rate, expected rate of return on plan assets, salary increases, rise in medical costs) and demographic assumptions, including rate of employee turnover, retirement age and life expectancy.

The effects of differences between previous actuarial assumptions and what has actually occurred (experience adjustments) give rise to actuarial gains and losses, as do the effects of changes in actuarial assumptions. Such actuarial gains and losses arising on long-term benefits during employment are fully recognized at each balance sheet date. By contrast, actuarial gains and losses on post-employment benefit plans are amortized over the average expected remaining working lives of the employees participating in the plans, except for those that fall within the "corridor" of the greater of 10% of the present value of the obligation and 10% of the fair value of any plan assets.

1.11 - Product warranty costs

Provision is made for estimated product warranty costs at the time of sale of the products.

1.12 - Research and development expenditures

Research and development expenditures are expensed when incurred. They include all costs related to the development of new products and systems, and research and development for existing products.

1.13 - Income tax expense

Income tax expense includes current income taxes and deferred taxes arising from timing differences between the tax base and the carrying amount of assets and liabilities in the consolidated financial statements.

Deferred taxes are accounted for using the liability method and based on the latest enacted tax rates. The main timing differences relate to depreciation of property, plant and equipment, provisions for pensions and other employee benefits, other non deductible provisions and tax loss carryforwards.

The Group recognizes deferred tax assets only when it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The Group reviews the probability of future utilization of deferred tax assets on a periodic basis and where necessary a valuation allowance is recorded against deferred tax assets recognized in prior years.

Taxes payable and tax credits receivable on planned dividend distributions by subsidiaries are recorded in the statement of income.

1.14 - Other income/expense - net

"Other income/expense – net" consist primarily of costs relating to industrial restructuring plans and personnel downsizing measures, gains and losses arising on divestment of consolidated businesses and associated companies accounted for by the equity method and exceptional write downs, as well as costs arising from major claims and litigation and other exceptional items.

1.15 - Foreign currency translation

Transactions in foreign currency are translated using the rate prevailing at the transaction date or the hedging rate, if any. Assets and liabilities denominated in foreign currency are translated at the year-end exchange rate or the hedging rate, if any. Differences arising from the translation of foreign currency transactions are included in income. As an exception to this rule, differences relating to loans and borrowings which are in substance an integral part of the net investment in a foreign subsidiary are recorded for their amount net of tax in consolidated stockholders' equity under translation reserves.

The financial statements of foreign subsidiaries, with the exception of those operating in countries with highly inflationary economies or of companies whose principal cash flows are denominated in a functional currency different from the local currency, are translated as follows:

- assets and liabilities are translated at the year-end exchange rate;
- income statement accounts are translated using the average exchange rate for the year;
- gains or losses arising from the translation of the financial statements of foreign subsidiaries are recorded through consolidated stockholders' equity (under "translation reserves") for the Group share and in minority interests.

Countries defined as having highly inflationary economies are primarily those whose inflation rate over three years is in excess of 100%. For such countries and for companies which operate in a functional currency different from the local currency:

- all non monetary balance sheet and corresponding income statement items are translated into the functional currency using historical rates;
- monetary balance sheet items are translated using the year-end exchange rate;
- all other income statement items are translated at the average exchange rate for the year.

The functional currency is that in which a company's principal cash flows are denominated or the currency used for consolidation purposes.

1.16 - Financial instruments

Gains and losses on financial instruments used for hedging purposes are determined and accounted for on a symmetrical basis with the losses and gains on the hedged items.

This accounting treatment is also applied to financial instruments acquired as hedges of probable future transactions.

Financial instruments not used as hedges are marked to market at each year-end and the resulting gain or loss is recognized in the statement of income.

1.17 - Earnings per share

Primary earnings per share are calculated by dividing consolidated net income by the average number of shares outstanding during the year, excluding the average number of shares held in treasury stock when the latter have been deducted from stockholders' equity.

Diluted earnings per share are calculated by including potentially dilutive instruments such as stock options or convertible bonds, taking into account the probability of exercise or conversion based on the market price (average Valeo share price over the year). When funds are received on the exercise of these rights (such as on the subscription of shares), they are deemed to be allocated in priority to the purchase of shares at market price. This calculation method - known as the treasury stock method - serves to determine the "unpurchased" shares to be added to the shares of common stock outstanding for the purpose of computing the dilution. When funds are received at the date of issue of dilutive instruments (such as for convertible bonds), net income is adjusted for the net of tax interest savings which would result from the conversion of the bonds into shares.

2 – CHANGES IN THE SCOPE OF CONSOLIDATION

2.1 - 2004 transactions

2.1.1 - Acquisitions

- **Shanghai Valeo Automotive Electrical Systems**
  In January 2004, Valeo acquired a controlling interest in Shanghai Valeo Auto Electrical Systems, by raising its stake in the company from 30% to 50%. Shanghai Valeo Automotive Electrical Systems contributed €59 million to consolidated sales in 2004.

- **Valeo Shanghai Automotive Electric Motors**
  In April 2004, Valeo acquired an additional 5% interest in China-based Valeo Shanghai Automotive Electric Motors, increasing its total stake in the company to 55%. This purchase did not impact consolidated sales.

- **Ichikoh**
  Ichikoh has been accounted for by the equity method since September 30, 2003. Valeo increased its stake in the company from 21.6% at December 31, 2003 to 22.7% at December 31, 2004.

- **Valeo Raytheon Systems Inc.**
  Valeo continued to invest in Valeo Raytheon Systems Inc., raising its stake in the company from 58.1% at December 31, 2003 to 66.6% at December 31, 2004.

- **Valeo Climatisation**
  In October 2004, Valeo raised its stake in Valeo Climatisation (the company that controls the Group's Climate Control operations) from 93% to 100%, for an amount of €63 million.

- **Valeo Furukawa Wiring Systems**
  Valeo set up a new company called Valeo Furukawa Wiring Systems, in partnership with the Japanese group Furukawa Electric. The creation of this new outfit, which is proportionally consolidated, did not have a material impact on the Group's 2004 accounts.

- **Valeo Zexel Engine Cooling**
  Zexel Valeo Climate Control sold 40% of the shares in Valeo Zexel Engine Cooling to Valeo Bayen, raising the Group's stake in this company from 80% to 100% in December 2004. This transaction did not impact consolidated sales.

- **Nanjing Valeo Clutch** (transaction in progress)
  In July 2004, Valeo raised its interest in China-based, Nanjing Valeo Clutch, via a capital increase and a restructuring of the partnership. The Group's stake in the restructured company is to be raised from 50% to 55%. However, at December 31, 2004, the transaction still had to obtain approval from the relevant local authorities.

2.1.2 - Disposal

In the first half of 2004 the Group sold its stake in Argentina-based TCA which was accounted for by the equity method.

2.2 - 2003 transactions

2.2.1 - Acquisitions

- **Valeo Auto Lighting**
  Valeo acquired an additional 24% interest in Hubei Valeo Auto Lighting in China, increasing its stake to 75% in March 2003. The acquisition of this additional stake did not have any impact on consolidated sales.

- **Zexel**
  Valeo acquired an additional 10% interest in Zexel Valeo Climate Control, increasing its stake in the company to 50% from December 1, 2003. The Climate Control business (managed de facto by Valeo) is fully consolidated and the Compressors business (jointly managed) is proportionally consolidated. This acquisition contributed €34 million to consolidated sales in 2003 and €435 million in 2004.

The fair value of the assets and liabilities acquired from Zexel was determined on a provisional basis for the 2003 accounts. The definitive fair value calculation was made in 2004, and this, in accordance with CRC rule 99-02, led to the recognition of a further €3 million in goodwill, and €14 million under retaining earnings (due to the revaluation of the 40% previously held).

2.2.2 - Disposals

- **Saint-Aubin**
  On October 1, 2003, Valeo sold its plastic injection business based at Saint-Aubin d'Arquenay (France) to IMTEC, one of the Group's suppliers. This business had external sales of €1 million in 2003.

- **Vénissieux**
  On October 31, 2003, Valeo sold its business of rear light and safety accessories for Heavy Goods Vehicles, trailers and buses based at Vénissieux (France). The business reported sales of €24 million for 2003.

2.3 - Impact of changes in scope of consolidation on the consolidated balance sheet

The following table reconciles the value, at the date of acquisition or disposal, of the assets and liabilities acquired and disposed of in connection with the above transactions to the corresponding cash flows:

(in € millions)	2004	2003	2002
Goodwill	38	42	6
Fixed assets [1]	12	110	(30)
Inventories	6	26	(16)
Receivables	(2)	114	-
Stockholders' equity	16	11	-
Minority interests	42	(6)	-
Long-term debt	(4)	(72)	2
Other liabilities and deferred income	(8)	(143)	30
Other liabilities [2]	(32)	(40)	1
Deferred payments	1	-	-
Cash absorbed by acquisitions (net of cash provided by disposals of shares in consolidated companies)	**69**	**42**	**(7)**

[1] Including investments in companies at equity.

[2] Including provisions for contingencies and charges.

The impact on Group cash flow of the changes in the scope of consolidation in 2004 (€69 million) was primarily due to the acquisition of the additional 7% stake in Valeo Climatisation.

2.4 - Impact of changes in scope of consolidation and exchange rates on sales and revenues

Group sales totaled €9,439 million in 2004, up 2.2% on the 2003 figure of €9,234 million.

The increase was driven by the 4.5% positive impact of changes in the scope of consolidation. Changes in exchange rates had an unfavorable impact of 1.9%. Overall, Group sales remained stable based on a comparable structure and at constant exchange rates.

3 - GOODWILL

Net goodwill can be analyzed as follows:

(in € millions)	2004	2003	2002
Net goodwill, January 1	**1,261**	**1,387**	**1,596**
Acquisitions during the year [1]	30	43	9
Purchase price payments in respect of acquisitions made in previous years	4	-	-
Adjustments to fair value of assets and liabilities of companies acquired in prior years	4	-	(1)
Disposals	-	(1)	-
Translation adjustment	(17)	(82)	(86)
Amortization expense	(90)	(90)	(94)
Impact of the new accounting standard concerning liabilities	-	-	(22)
Reversal of a provision set off against goodwill	-	-	(15)
Other	-	4	-
Net goodwill, December 31	**1,192**	**1,261**	**1,387**

[1] see note 2.1.1

Analysis of goodwill by company:

At December 31 (in € millions)	2004	2003	2002
Sylea	343	365	387
ITT Industries	289	321	379
Valeo Electrical Systems Korea	74	74	95
Valeo Sylvania	48	55	71
Valeo Sicherheitssysteme	57	62	67
Zexel Valeo Climate Control	74	75	61
Valeo Climatisation	72	56	60
Other	235	253	267
Net goodwill	**1,192**	**1,261**	**1,387**

At December 31, 2004, goodwill related to ITT Automotive Electrical Systems amounted to €289 million. In line with the methodology described in note 1.4, two-thirds of this goodwill, corresponding to the portion of the acquisition financed by the issuance of shares, has been written off to the extent possible against the related premium of €986 million.

The net goodwill amount includes the exceptional write-down of VESI goodwill in 2001 based on an indication of impairment loss arising due to the structural difficulties faced by this company in the North American economic context and its unfavorable earnings outlook. The amount of the write-down was determined based on the total goodwill recognized at the time of acquisition and partly charged to the income statement (€200 million in 2001) and partly to stockholders' equity (€305 million in 2001), on a prorata basis reflecting the initial allocation between goodwill and stockholders' equity.

Net goodwill at December 31, 2004 concerns the following branches: Climate Control (€202 million), Engine Cooling (€64 million), Lighting Systems (€75 million), Wiper Systems (€196 million), Electrical Systems (€91 million), Security Systems (€79 million), Switches & Detection Systems and Electronics & Connective Systems (€416 million).

4 – INTANGIBLES AND PROPERTY, PLANT AND EQUIPMENT

4.1 - Analysis

At December 31 (in € millions)	2004 Cost	2004 Depreciation, amortization and provisions	2004 Net	2003 Net	2002 Net
Software	97	(67)	30	25	10
Patents and licenses	42	(31)	11	14	16
Other intangible assets	29	(10)	19	15	17
Intangible assets	**168**	**(108)**	**60**	**54**	**43**
Land	168	(10)	158	161	133
Buildings	954	(493)	461	447	438
Plant and equipment	4,108	(3,034)	1,074	1,171	1,283
Other	473	(360)	113	118	126
Fixed assets in progress	196	-	196	199	252
Property, plant and equipment	**5,899**	**(3,897)**	**2,002**	**2,096**	**2,232**
o/w assets under capital leases	51	(21)	30	37	23

4.2 - Main movements

(in € millions)	Intangible assets	Property, plant and equipment	Total
Net at December 31, 2001	**50**	**2,458**	**2,508**
Capital expenditure	12	544	556
Disposals	(1)	(69)	(70)
Depreciation, amortization and provisions	(18)	(536)	(554)
Translation adjustment	(1)	(143)	(144)
Other	1	(22)	(21)
Net at December 31, 2002	**43**	**2,232**	**2,275**
Capital expenditure	26	427	453
Disposals	(1)	(43)	(44)
Depreciation, amortization and provisions	(22)	(509)	(531)
Impact of change in the scope of consolidation	5	110	115
Translation adjustment	(1)	(103)	(104)
Other	4	(18)	(14)
Net at December 31, 2003	**54**	**2,096**	**2,150**
Capital expenditure	25	446	471
Disposals	0	(23)	(23)
Depreciation, amortization and provisions	(22)	(512)	(534)
Impact of change in the scope of consolidation	1	11	12
Translation adjustment	-	(5)	(5)
Other	2	(11)	(9)
Net at December 31, 2004	**60**	**2,002**	**2,062**

Capital expenditure breaks down as follows:

At December 31 (in € millions)	2004	2003	2002
Intangible assets	25	26	12
Land and buildings	49	64	68
Plant and equipment	294	269	373
Other	103	94	103
Capital expenditure	471	453	556

5 - INVESTMENTS CARRIED AT COST

At December 31	Net book value of shares held		
(in € millions)	2004	2003	2002
Ichikoh [1]	-	-	61
Valeo Services Ltd [2]	1	1	1
Valeo GmbH [2]	1	1	1
Teccom [2]	-	1	1
Other [2]	1	-	2
Investments carried at cost	3	3	66

[1] Interest acquired in connection with the alliance between Valeo's Lighting Systems Branch and Ichikoh Industries, accounted for by the equity method from September 30, 2003 (see note 2.1.1).

[2] Non-material companies which are not consolidated in accordance with CRC standard 99-02.

6 - INVESTMENTS IN COMPANIES AT EQUITY

	voting rights %			Equity in net assets (in millions of euros)		
At December 31	2004	2003	2002	2004	2003	2002
Zexel [1]	[1]	[1]	40	18	18	20
Ichikoh [2]	22.7	21.6	-	46	44	-
Faw Zexel Climate Control	36.5	36.5	36.5	6	6	7
Shanghai Valeo Automotive Electrical Systems [3]	-	30	30	-	5	5
Other	-	-	-	4	3	2
Investments in companies at equity				74	76	34

[1] Valeo held 40% of Zexel until December 1, 2003 when it acquired a controlling interest in the company (see note 2.2.1). Only certain minority interests are still accounted for by the equity method.

[2] Ichikoh has been accounted for by the equity method since September 30, 2003 (see note 2.1.1).

[3] Shanghai Valeo Automotive Electrical Systems has been fully consolidated since January 2004 (see note 2.1.1).

Investments in companies at equity can be analyzed as follows:

(in € millions)	2004	2003	2002
Investments at equity at January 1	**76**	**34**	**27**
Net earnings of investments at equity	7	9	7
Dividend payments	(5)	(3)	-
Impact of change in the scope of consolidation	(1)	42	5
Translation adjustment	(3)	(6)	(5)
Investments at equity at December 31	**74**	**76**	**34**

7 - INVENTORIES

At December 31

(in € millions)	2004	2003	2002
Raw materials	242	244	299
Work-in-progress	81	80	74
Finished goods, supplies and specific tooling	367	351	362
Inventories at cost	**690**	**675**	**735**
Less provisions for impairment in value	(103)	(105)	(107)
Inventories - net	**587**	**570**	**628**

8 - ACCOUNTS AND NOTES RECEIVABLE

At December 31

(in € millions)	2004	2003	2002
Accounts and notes receivable	1,797	1,812	1,785
Less provisions	(23)	(32)	(33)
Accounts and notes receivable - net	**1,774**	**1,780**	**1,752**

9 - STOCKHOLDERS' EQUITY INCLUDING MINORITY INTERESTS

9.1 - Share capital

At December 31, 2004, Valeo's share capital totaled €251 million, represented by 83,709,024 shares of common stock with a par value of €3 each, all fully paid-up. Shares which have been registered in the name of the same holder for at least four years carry double voting rights (1,779,917 at December 31, 2004).

As part of the Group's international employee shareholding scheme, Valeo issued 1,575,296 new shares at a price of €23.65 in December 2004. The operation led to a €33 million increase in stockholders' equity.

The following employee stock option plans approved by the General Stockholders' Meeting were in progress at December 31, 2004:

Year in which plan was set up	Number of shares subject to options	Exercise price[1] (in €)	Number of options outstanding at Dec. 31, 2004	Expiry date
1999	850,000	70.32	485,250	2005
2000	50,000	60.70	50,000	2006
2000	1,300,000	48.00	868,750	2006/2008
2000	37,500	54.52	35,625	2006
2001	80,000	55.82	80,000	2009
2001	600,000	42.48	600,000	2009
2001	442,875	42.69	370,300	2009
2002	420,000	43.84	294,300	2010
2002	600,000	28.30	504,500	2010
2003	700,000	23.51	641,750	2011
2003	1,280,000 [2]	32.91	1,142,500 [3]	2011
2004	1,404,000 [4]	28.46	1,404,000 [4]	2012
Total	7,764,375		6,476,975	

[1] Equal to 100% of the average quoted price of Valeo shares for the twenty trading days preceding the Board of Directors or Management Board Meeting at which the options were granted.

[2] 780,000 stock subscription options and 500,000 stock purchase options.

[3] 696,361 stock subscription options and 446,139 stock purchase options.

[4] 1,123,200 stock subscription options and 280,800 stock purchase options.

At the Extraordinary General Stockholders' Meeting of June 10, 2002, the Management Board was authorized to issue various financial instruments. This authorization was transferred to the Board of Directors by the General Stockholders' Meeting held on March 31, 2003. The long-term financing opportunities offered to the Board under these authorizations had been used at December 31, 2004 to raise €463 million through the issue of bonds convertible for new shares or exchangeable for existing shares (OCEANE) (see note 11.3.1).

The exercise of all outstanding stock options and the conversion into new shares of all of the OCEANE convertible/exchangeable bonds issued would result in Valeo's share capital being increased to €298 million, representing 99,434,814 shares.

9.2 - Additional paid-in capital

Additional paid-in capital represents the net amount received, either in cash or in assets, in excess of the par value on issuance of Valeo shares.

At the time of acquisition of ITT Automotive Electrical Systems, goodwill on the portion of the acquisition price funded through equity (€957 million in 1998 and €29 million in 1999) was recorded as a deduction from the issue premium.

9.3 - Translation reserve

The translation reserve at December 31, 2004 primarily includes gains and losses arising from the translation of the net assets of Valeo's US, Mexican, Brazilian, Swedish, South Korean and Japanese subsidiaries.

9.4 - Retained earnings

Consolidated retained earnings include:

- an equalization tax payment of €83 million (payable further to the corporate income tax rebate obtained in 2004 – see note 15.1) pending appropriation by the Annual General Meeting that will be called to approve the financial statements for the year ended December 31, 2004,
- net income for the year amounting to €150 million (before appropriation to be proposed at the Annual General Meeting)

The balance of the parent company's retained earnings amounts to €1,596 million.

9.5 - Minority interests

(in € millions)	2004	2003	2002
Minority interests at January 31	**132**	**134**	**129**
Equity in net earnings	31	18	22
Dividends paid	(9)	(13)	(11)
Translation adjustment	(3)	(18)	(14)
Changes in scope of consolidation	(36)	11	8
Change in accounting method (see note 1.2)	(1)	-	-
Minority interests at December 31	**114**	**132**	**134**

10 - TOTAL PROVISIONS FOR CONTINGENCIES AND CHARGES

Changes in provisions for contingencies and charges can be analyzed as follows:

(in € millions)	Provisions for reorganization expenses	Provisions for pensions and other employee benefits	Other provisions for contingencies and charges	Total provisions for contingencies and charges	O/w short-term
Provisions at December 31, 2001	**740**	**607**	**327**	**1 674**	**776**
Amounts used during year	(193)	(83)	(103)	(379)	
Impact of change in the scope of consolidation	-	(2)	-	(2)	
Translation adjustment	(40)	(48)	(23)	(111)	
Provisions reclassified [1]	(133)	83	(21)	(71)	
Impact of the new accounting standard concerning liabilities	(13)	-	-	(13)	
Additions/recoveries - net	4 [2]	59	101	164	
Other movements	-	26	-	26	
Provisions at December 31, 2002	**365**	**642**	**281**	**1,288**	**419**
Amounts used during year	(163)	(85)	(73)	(321)	
Impact of change in the scope of consolidation	7	8	22	37	
Translation adjustment	(17)	(55)	(9)	(81)	
Provisions reclassified [1]	(10)	43	(31)	2	
Additions/recoveries - net	21 [2]	84	48 [3]	153	
Other movements	-	(4)	-	(4)	
Provisions at December 31, 2003	**203**	**633**	**238**	**1,074**	**359**
Amounts used during year	(105)	(112)	(47)	(264)	
Impact of change in the scope of consolidation	15	5	17	37	
Translation adjustment	(3)	(28)	(2)	(33)	
Provisions reclassified [1]	(12)	8	(5)	(9)	
Additional provisions	53	78	86	217	
Unused amounts reversed	(5)	-	(21)	(26)	
Change in accounting method	17	227	-	244	
Provisions at December 31, 2004	**163**	**811**	**266**	**1,240**	**292**

[1] Of which €83 million, €38 million and €10 million reallocated from provisions for reorganization expenses to provisions for pensions and other employee benefits for the Rochester facility in 2002, 2003 and 2004 respectively, with the balance mainly reflecting asset write-downs.

[2] Of which €16 million in recoveries in 2003 (€28 million in 2002).

[3] Of which €20 million in recoveries.

10.1 - Provisions for reorganization expenses

Provisions for reorganization expenses correspond to a series of measures adopted by the Group as part of an industrial rationalization plan aimed at more closely tailoring Valeo's industrial base to customer requirements, in terms of cost competitiveness and geographical location.

The provisions include costs relating primarily to:

- the continued rightsizing and production rationalization measures;
- specific severance payments (CATS) applicable at certain French sites, in accordance with the industry agreement signed in March 2001.

10.2 - Provisions for pensions and other employee benefits

10.2.1 - Description of the plans in force within the Group

The Group's commitments in relation to pensions and other employee benefits primarily concern the following defined benefit plans:

- employment termination benefits (France, Italy, South Korea);
- supplementary pension benefits (United States, Germany, United Kingdom, Japan and France) which top up the statutory pension schemes in force in those countries. These plans are generally externally funded, with the exception being in Germany;
- the payment of certain medical and life insurance costs for retired employees (United States);
- certain of the above-mentioned benefits granted specifically under early retirement schemes (United States, Germany and France);
- other long-term benefits (long-service bonuses in France and Germany).

The costs relating to all of these benefits are accounted for in accordance with the method described in note 1.10.

10.2.2 - Actuarial assumptions

The actuarial assumptions used by the Group to calculate its commitments relating to pensions and other employee benefits take into account the specific demographic and financial conditions of each country in which the Group operates and each Group company.

Discount rates are determined by reference to market yields at the valuation date on high quality corporate bonds with a term consistent with that of the employee benefits concerned. In 2004, the discount rates used in the countries representing the Group's most significant commitments were as follows:

	December 31, 2004 (%)	January 1, 2004 (%)
France	4.5	5.0
Germany	4.5 to 5.0	5.0 to 5.5
United Kingdom	5.3	5.5
Italy	4.0	4.5
United States	5.7	6.0
Japan	2.0	1.8
South Korea	4.5 to 5.0	5.0 to 6.5

The discount rates for early retirement plan commitments are lower than the rates set out above, as the commitments have shorter terms than for pensions.

The expected long-term return on plan assets for the countries representing the Group's most significant commitments – calculated taking into account the structure of the related investment portfolio in each country – is as follows:

	December 31, 2004 (%)	January 1, 2004 (%)
United States	8.5	8.5
United Kingdom	6.7	7.0
Japan	2.0	2.0
South Korea	4.5	5.0

The weighted average rate of long-term salary increases was 3.6% at January 1, 2004 and December 31, 2004.

The rate of increase for medical costs in the United States used to value the Group's commitments at January 1, 2004 was 10% for 2004, reducing by 1 percentage point per year to 5% as from 2009. The same assumptions were applied to calculate the commitment at December 31, 2004 (10% in 2005 reducing to 5% from 2010).

10.2.3 - Movements in obligations

(in € millions)	France	Other European countries	North America	Other countries	Total
Obligations at December 31, 2003	**153**	**272**	**500**	**29**	**954**
Change in accounting method[1]	12	-	44	2	58
Service cost	10	9	11	8	38
Interest expense	8	13	31	2	54
Benefits paid	(21)	(18)	(42)	(7)	(88)
Changes in assumptions	2	12	24	5	43
Plan amendments	26	3	-	-	29
Impact of changes in the scope of consolidation	-	-	-	39	39
Other	(3)	6	-	3	6
Translation adjustment	-	-	(41)	-	(41)
Obligations at December 31, 2004	**187**	**297**	**527**	**81**	**1,092**
Plan assets at fair value	(1)	(28)	(149)	(40)	(218)
Unrecognized past service cost	(34)	-	8	-	(26)
Unrecognized actuarial gains and losses	(6)	(11)	(14)	(6)	(37)
Provisions at December 31, 2004	**146**	**258**	**372**	**35**	**811**

[1] Including the impact of applying (from January 1, 2004) CNC recommendation 2003-R.01 concerning the alignment with IAS 19.

10.2.4 - Movements in provisions

(in € millions)	France	Other European countries	North America	Other countries	Total
Provisions at December 31, 2003	**118**	**240**	**247**	**28**	**633**
Change in accounting method [1]	29	14	184	-	227
Amounts used during the year [2]	(21)	(17)	(68)	(6)	(112)
Impact of changes in the scope of consolidation	-	-	1	4	5
Reclassification (pensions reorganization expenses)	(3)	-	10	-	7
Translation adjustment	-	-	(28)	-	(28)
Provisions for the year (expense):					
• Service cost	10	9	11	8	38
• Interest expense	8	13	31	2	54
• Past service cost	7	-	(6)	-	1
• Expected return on plan assets	-	(2)	(11)	(1)	(14)
• Other items	(2)	1	1	-	-
Provisions at December 31, 2004	146	258	372	35	811
O/w short-term	28	7	11	1	47

[1] Including the impact of applying (from January 1, 2004) CNC recommendation 2003-R.01 concerning the alignment with IAS 19.

[2] Including benefits paid directly to beneficiaries or contributions paid to external funds, depending on the plan concerned.

10.3 - Other provisions for contingencies and charges

At December 31 (in € millions)	2004	2003	2002
Provisions for product warranties	105	90	95
Capital grants	15	15	11
Provisions for other contingencies	146	133	175
Other provisions for contingencies and charges	**266**	**238**	**281**

Provisions for other contigencies mainly concern contractual, social, environmental or tax risks and litigation.

11 – NET INDEBTEDNESS

11.1 - Breakdown of net indebtedness

Net indebtedness can be analyzed as follows:

(in € millions)	2004	2003	2002
Long-term debt (note 11.3.1)	1,031	1,166	657
Current maturities of long-term debt (note 11.3.1)	193	28	14
Long-term loans	(2)	(3)	-
Total long-term debt	**1,222**	**1,191**	**671**
Short-term debt (note 11.4)	173	237	579
Cash and marketable securities (note 11.5)	(895)	(860)	(686)
Net cash and cash equivalents	**(722)**	**(623)**	**(107)**
Net indebtedness	**500**	**568**	**564**

11.2 - Analysis of net indebtedness by currency

Net indebtedness can be analyzed as follows by currency:

At December 31 (in € millions)	2004	2003	2002
Euro	612	620	701
US dollar	(44)	(44)	(56)
Other currencies	(68)	(8)	(81)
Total	**500**	**568**	**564**

11.3 - Long-term debt

11.3.1 - Analysis of long-term debt

At December 31 (in € millions)	2004	2003	2002
Bond issue	500	500	500
OCEANE	463	463	-
Syndicated loans	127	127	127
Lease obligations	22	27	14
Other borrowings	87	77	30
Accrued interest [1]	25	-	-
Long-term debt	**1,224**	**1,194**	**671**

[1] At December 31, 2003 and 2002, accrued interest was recorded under "Short-term debt".

Long-term debt includes:

- €500 million worth of five-year fixed rate bonds issued by Valeo on July 13, 2001, repayable in full at maturity. The interest rate on these bonds is 5.625% of the nominal amount and coupons are payable annually. In 2004, the full amount of these bonds was swapped for variable rate debt.
- €463 million worth of bonds convertible for new shares or exchangeable for existing shares (OCEANE) issued on August 4, 2003, representing 9,975,754 bonds with a nominal value of €46.4 each. The interest on these bonds is 2.375% per annum payable in arrears on January 1 with the first payment in 2004. The bonds will be redeemed in full at par on January 1, 2011. Bondholders may convert or exchange their bonds at any time at a ratio of one share per bond.
- two fixed-rate syndicated loans for a total amount of €127 million, due on June 24, 2005.

11.3.2 - Maturities of long-term debt

At December 31 (in € millions)	2006	2007	2008	2009	2010	2011 and beyond	Total
Bond issue	500	-	-	-	-	-	500
OCEANE	-	-	-	-	-	463	463
Lease obligations	7	3	1	-	-	3	14
Other borrowings	18	24	1	1	2	8	54
Total	**525**	**27**	**2**	**1**	**2**	**474**	**1,031**

11.4 - Short-term debt

Short-term debt can be analyzed as follows:

At December 31 (in € millions)	2004	2003	2002
Commercial paper	50	50	440
Short-term loans and overdrafts	123	169	138
Accrued interest [1]	-	18	1
Short-term debt	**173**	**237**	**579**

[1] At December 31, 2004, accrued interest is recorded under "Long-term debt".

11.5 - Cash and marketable securities

At December 31 (in € millions)	2004	2003	2002
Marketable securities	488	516	406
Cash	407	344	280
Cash and marketable securities	**895**	**860**	**686**

The portfolio of marketable securities at December 31, 2004 primarily consists of money market mutual funds, whose market value is close to their book value, and €32 million of shares held in treasury stock.

11.6 - Credit lines

At December 31, 2004 Valeo had obtained several confirmed lines of credit with an average maturity of four years, for a total of €1.3 billion.

No drawdowns had been made on these lines at that date. These credit lines contain contractual covenants relating to debt-to-equity ratios. At December 31, 2004 the ratio stood significantly below the thresholds set by these covenants.

11.7 - Financing programs

The Group has a short-term commercial paper financing program with a ceiling of €1.2 billion.

12 - NUMBER OF EMPLOYEES AND OPERATING EXPENSES

At December 31	2004	2003	2002
Total employees [1]	67,300	68,200	69,100

[1] Including temporary staff.

The statement of income presents operating expenses by function. Operating expenses primarily include:

(in € millions)	2004	2003	2002
Personnel costs [1]	2,277	2,283	2,430
Rent	56	56	50
Depreciation and amortization:			
• property, plant and equipment	508	503	536
• intangibles	22	22	18

[1] Including temporary staff.

13 - NET FINANCIAL EXPENSE

(in € millions)	2004	2003	2002
Net interest expense	(32)	(40)	(49)
Currency gains and losses - net	-	(5)	(10)
Other	1	4 [1]	(3)
Net financial expense	**(31)**	**(41)**	**(62)**

[1] In 2003 this item included €8 million in interest received from the French tax authorities in connection with a tax rebate (see note 15.1).

14 - OTHER INCOME/EXPENSE - NET

(in € millions)	2004	2003	2002
Reorganization expenses	(126)	(71)	(41)
Gains/(losses) on disposals of shares in consolidated or equity-accounted companies	-	10	-
Claims and litigation and other exceptional items	(22)	(28)	(33)
Other income/expense - net	**(148)**	**(89)**	**(74)**

15 - INCOME TAXES

15.1 - Income tax expense

(in € millions)	2004	2003	2002
Current taxes	9	(24)	(101)
Deferred taxes	(24)	(31)	(5)
Income tax expense	**(15)**	**(55)**	**(106)**

The net tax charge for 2004 includes a €83 million tax rebate received from the French tax authorities during the year, corresponding to the outstanding balance of the €171 million in tax paid in 2001 on the gain from the 1999 disposal of the Group's 50% interest in LuK which had not hitherto been reimbursed (an initial rebate of €88 million was received in 2003). As this gain has been exempted from corporate income tax, equalization tax became due on dividends paid in 2001 and 2002. The sum of €83 million has therefore been recorded under stockholders' equity in a suspense account pending appropriation by the Annual General Meeting that will be called to approve the financial statements for the year ended December 31, 2004.

Valuation allowances have been recorded in respect of certain deferred tax assets, based on the Group's revised estimate at December 31, 2004 of the probability of their being recovered.

15.2 - Effective tax rate

The difference between the French standard corporate income tax rate and the effective tax rate of the Group can be analyzed as follows:

(% of income before tax)	2004	2003	2002
Standard tax rate in France	(35.4)	(35.4)	(35.4)
Impact of:			
• income taxed at other rates	2.0	0.5	6.0
• unutilized tax losses (current year) and unrecognized deferred tax assets	(14.6)	(36.4)	(14.1)
• utilized tax losses (prior years)	2.8	12.3	5.4
• permanent differences between book income and taxable income	5.4	12.6	6.5
• tax credits	34.4	30.0	1.4
Effective Group tax rate	**(5.4)**	**(16.4)**	**(30.2)**

15.3 - Deferred tax assets/liabilities

At December 31 (in € millions)	2004	2003	2002
Long-term deferred tax assets	41	65	106
Short-term deferred tax assets	44	56	56
Long-term deferred tax liabilities	(6)	(18)	(25)
Short-term deferred tax liabilities	(1)	-	-
Net deferred tax assets	**78**	**103**	**137**

15.4 - Loss carryforwards and tax credits

Future tax benefits resulting from the utilization of unrecorded accumulated tax loss carryforwards and other unrecognized deferred tax assets represent a potential asset of €768 million at December 31, 2004 (€617 million at December 31, 2003 and €525 million at December 31, 2002).

Due to the uncertainty of their utilization, these potential credits will be recognized only when their recovery seems probable in the short or medium term. The table below sets out the expiry dates for these potential credits.

At December 31 (in € millions)	Base	Potential tax saving
Expiration date: 2005 to 2008	523	110
Expiration date: 2009 and beyond	351	122
Available indefinitely	655	220
Current tax loss carryforwards	**1,529**	**452**
Unrecognized deferred tax assets (timing differences)		316
Total unrecognized tax loss carryforwards and deferred tax assets		**768**

15.5 - Group tax relief

Valeo SA and its main French subsidiaries elected to qualify for Group tax relief for the years 1998 to 2002 and 2003 to 2007.

The Group's foreign subsidiaries have also elected to apply for Group tax relief or similar schemes, wherever this is allowed under local tax law (Germany, Spain, Italy, the United Kingdom and the United States).

16 – COMMITMENTS AND CONTINGENCIES

To the best of Valeo's knowledge, no other significant commitments exist or exceptional events have occurred, other than those disclosed in the notes to the financial statements, that are likely to have a material impact on the business, financial position, results or assets and liabilities of the Group.

16.1 - Lease commitments

Future minimum lease commitments existing at December 31, 2004 (excluding capitalized leases) are as follows:

At December 31 (in € millions)	2004			2003		
	Less than one year	More than one year	Total	Less than one year	More than one year	Total
Future rents	38	33	71	49	33	82

16.2 - Other commitments given

In the course of its ordinary business, Valeo has the following unrecorded commitments:

At December 31 (in € millions)	2004			2003		
	Less than one year	More than one year	Total	Less than one year	More than one year	Total
Pledges, mortgages and collateral	1	37	38	5	54	59
Guarantees given	29	6	35	25	13	38
Non-cancelable purchase commitments for fixed assets	58	-	58	(1)	(1)	(1)
Other commitments given	5	46	51	9	47	56
Total	**93**	**89**	**182**	**39**	**114**	**153**

(1) In 2003 "Other commitments given" did not include this item.

Commitments regarding pensions and other employee benefits are disclosed in note 10.2.

Commitments regarding financial instruments are disclosed in note 17.

In connection with its strategic alliances, the Valeo Group has granted call options on less than 15% of the capital of the companies concerned.
The corresponding stockholders' equity amounts are as follows:

At December 31 (in € millions)	2004			2003		
	Less than one year	More than one year	Total	Less than one year	More than one year	Total
Engagements donnés	4	-	4	20	-	20

16.3 - Claims and litigation

Known claims and litigation involving Valeo or its subsidiaries have been reviewed by legal counsel as of the date of these financial statements. Based on the advice of counsel, all necessary provisions have been made to cover the estimated contingencies and potential losses.

17 - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

17.1 - Hedging of foreign currency risks

Certain entities may be subject to some degree of currency risk on purchases of products, sales billed in currencies other than their reporting currencies, or investments carried out in foreign countries. The Group companies' exposure to these currency risks is hedged primarily with Valeo SA, which in turn hedges the Group's net positions with external counterparties.

Current and future transactions of Group companies (sales and investments) are generally hedged over periods not exceeding six months.

The main hedging instruments generally used by Valeo are currency forwards, swaps and options.

At December 31, 2004 the Group's net position in the main foreign currencies was as follows:

At December 31 (in € millions)	**USD**	**GBP**	**JPY**	**Other**	**Total**
Total assets	61	6	8	70	145
Total liabilities	(27)	(13)	(14)	(60)	(114)
Net position before hedging	**34**	**(7)**	**(6)**	**10**	**31**
Forward sales	(71)	(6)	(7)	(10)	(94)
Forward purchases	58	12	8	11	89
Off-balance sheet position	**(13)**	**6**	**1**	**1**	**(5)**
Net position after hedging	**21**	**(1)**	**(5)**	**11**	**26**

The net position after hedging relating to the US dollar essentially corresponds to forecast transactions for 2005.

The market value of currency instruments was €1 million at December 31, 2004.

17.2 - Hedging of interest rate risks

At December 31 (in € millions)	**Less than one year**	**1 to 5 years**	**Over 5 years**	**Total**
Financial assets	(863)	(2)	-	(865)
Financial liabilities	366	557	474	1,397
Position before hedging	**(497)**	**555**	**474**	**532**
Off balance sheet	500	(500)	-	-
Position after hedging	**3**	**55**	**474**	**532**

The Group's average borrowing cost amounted to 5.4% in 2004 (5.3% for 2003).

At December 31, 2004, 50% of long-term debt was at fixed rates (88% at December 31, 2003).

Valeo's bond issue is managed using several swaps with a total estimated market value of €1 million.

17.3 - Hedging of commodity risks

In order to reduce the Group's exposure to fluctuations in base metals prices, Valeo hedges its future purchases of base metals over periods generally not exceeding six months. The materials concerned (aluminum, copper, zinc and tin) are quoted on official markets.

The Group favors hedging instruments which do not involve the physical delivery of the underlying commodity, i.e. swaps and options based on the average monthly commodity price.

At December 31, 2004, commodity price risks were hedged by forward purchases totaling €73 million. The estimated market value of instruments outstanding at December 31, 2004 was €8 million.

18 – SEGMENT REPORTING
18.1 - Reporting by business

(in € millions)	Sales and revenues	Property, plant and equipment and intangibles (net at Dec. 31)	Capital expenditure for the year	Number of Employees (net at Dec. 31)
2004				
Transmissions	756	184	34	4,780
Climate Control [1]	1,696	281	83	7,220
Engine Cooling	1,419	240	40	8,100
Lighting Systems	1,073	253	78	8,000
Electrical Systems	1,012	245	56	5,900
Wiper Systems	1,158	231	56	7,810
Motors & Actuators	279	54	13	1,650
Security Systems	662	102	35	4,030
Switches & Detection Systems	882	158	55	5,920
Electronics & Connective Systems	672	92	16	12,520
Distribution	519	28	2	1,120
Holding companies	-	194	10	250
Eliminations	(689)	-	(7)	-
Total	**9,439**	**2,062**	**471**	**67,300**
2003				
Transmissions	720	203	41	4,550
Climate Control [2]	1,321	281	45	7,210
Engine Cooling	1,454	277	46	8,090
Lighting Systems	1,140	239	55	7,650
Electrical Systems	919	242	49	5,140
Wiper Systems	1,235	323	70	8,280
Motors & Actuators	367	83	20	1,880
Security Systems	652	94	32	4,020
Switches & Detection Systems	855	200	68	5,950
Electronics & Connective Systems	737	117	21	14,110
Distribution	518	32	2	1,070
Holding companies	-	59	14	250
Eliminations	(684)	-	(10)	-
Total	**9,234**	**2,150**	**453**	**68,200**
2002				
Transmissions	731	225	49	4,660
Climate Control	1,385	198	56	5,320
Engine Cooling	1,559	334	57	8,400
Lighting Systems	1,168	271	51	8,430
Electrical Systems	915	277	62	5,140
Wiper Systems	1,395	338	101	8,020
Motors & Actuators	573	104	24	2,740
Security Systems	645	90	28	4,000
Switches & Detection Systems	829	181	68	5,980
Electronics & Connective Systems	953	148	48	15,160
Distribution	535	36	4	1,000
Holding companies	-	73	8	250
Eliminations	(885)	-	-	-
Total	**9,803**	**2,275**	**556**	**69,100**
[1] Including the Zexel Compressors activity	156	61	16	1,060
[2] Including the Zexel Compressors activity	11	58	4	1,040

18.2 - Reporting by geographical area

(in € millions)	Sales and revenues	Operating income	Property, plant and equipment and intangibles (net at December 31)	Capital expenditure for the year	Number of employees (at December 31)
2004					
Europe	6,927	329	1,535	360	50,500
Rest of the world	2,646	131	527	119	16,800
Eliminations	(134)	(2)	-	(8)	-
Total	**9,439**	**458**	**2,062**	**471**	**67,300**
2003					
Europe	6,908	308	1,578	352	52,300
Rest of the world	2,431	157	572	102	15,900
Eliminations	(105)	-	-	(1)	-
Total	**9,234**	**465**	**2,150**	**453**	**68,200**
2002					
Europe	6,918	314	1,680	441	53,200
Rest of the world	3,035	173	595	115	15,900
Eliminations	(150)	-	-	-	-
Total	**9,803**	**487**	**2,275**	**556**	**69,100**

The above figures are by original areas of production and not by market.

Sales by geographical market are as follows:

(in € millions)	2004	2003	2002
Europe	6,610	6,579	6,586
Rest of the world	2,829	2,655	3,217
Total	**9,439**	**9,234**	**9,803**

CONSOLIDATED AND ASSOCIATED COMPANIES

Companies	Countries	2004		2003	
		% voting rights	% interest	% voting rights	% interest
Transmissions					
Valeo Embrayages	France	100	100	100	100
Valeo Matériaux de Friction	France	100	100	100	100
Valeo España [1]	Spain	100	100	100	100
Valeo Materiales de Fricción	Spain	100	100	100	100
Valeo Spa [1]	Italy	99,9	99,9	99,9	99,9
Valeo Otomotiv Sistemleri Endustrisi [1]	Turkey	100	100	100	100
Valeo Embrayages Tunisie	Tunisia	100	100	100	100
Valeo Inc. [1]	USA	100	100	100	100
Valeo Friction Materials Inc.	USA	100	100	100	100
Valeo Sistemas Automotivos [1]	Brazil	100	100	100	100
Valeo Embragues Argentina	Argentina	68	68	68	68
Emelar	Argentina	100	68	100	68
Valeo Materiales de Friccion de Mexico	Mexico	100	100	100	100
Valeo Pyeong Hwa	South Korea	50	50	50	50
Valeo Pyeong Hwa Distribution	South Korea	50	50	50	50
Valeo Unisia Transmissions	Japan	66	66	66	66
Nanjing Valeo Clutch	China	50	50	50	50
Amalgamations Valeo Clutch	India	50	50	50	50
Valeo Friction Materials India	India	60	60	60	60
Climate Control					
Valeo Systèmes Thermiques (ex-Valeo Climatisation) [1] [5]	France	100	100	93	93
Valeo Switches and Detection Systems [1]	France	100	100	100	100
Valeo Klimasysteme	Germany	100	100	100	93
Valeo Autoklimatizace	Czech Republic	100	100	100	93
Valeo Electronice si Sisteme de Conectare Romania [1]	Romania	100	100	100	100
Valeo Climatizacion	Spain	100	100	100	93
Valeo Sistemi di Climatizzazione Spa	Italy	100	100	100	93
Valeo Climate Control Ltd	UK	100	100	100	93
Valeo Climate Control Corp. [1]	USA	100	100	100	93
Valeo Acustar Thermal Systems	USA	51	51	51	47,4
Valeo Climatizacao Brasil	Brazil	100	100	100	93
Mirgor [2]	Argentina	50	26	50	24,2
Interclima [2]	Argentina	50	26	50	24,2
Valeo Climate Control de Mexico	Mexico	100	100	100	93
Valeo Automotive Air Conditioning Hubei	China	55	33	55	30,7
FAW Zexel Climate Control Syst. [2]	China	36,5	21,9	36,5	20,4
Moduko Co. Ltd [3] [6]	Japan	-	-	50	50
Zexel Valeo Climate Control - Compresseurs [3] [4]	Japan	50	50	50	46,5
Zexel Valeo Climate Control - Systèmes de Climatisation [4]	Japan	50	50	50	46,5
Zexel Logitec Company [2] [4]	Japan	50	50	50	46,5
PT Zexel AC Indonesia [2] [4]	Indonesia	49	24,5	49	22,8
Huada Zexel Automotive Air Conditioner [2] [4]	China	30	15	30	14
Siam Zexel Co. [2] [4]	Thailand	39	19,5	39	18,1

18.2 - Reporting by geographical area

(in € millions)	Sales and revenues	Operating income	Property, plant and equipment and intangibles (net at December 31)	Capital expenditure for the year	Number of employees (at December 31)
2004					
Europe	6,927	329	1,535	360	50,500
Rest of the world	2,646	131	527	119	16,800
Eliminations	(134)	(2)	-	(8)	-
Total	**9,439**	**458**	**2,062**	**471**	**67,300**
2003					
Europe	6,908	308	1,578	352	52,300
Rest of the world	2,431	157	572	102	15,900
Eliminations	(105)	-	-	(1)	-
Total	**9,234**	**465**	**2,150**	**453**	**68,200**
2002					
Europe	6,918	314	1,680	441	53,200
Rest of the world	3,035	173	595	115	15,900
Eliminations	(150)	-	-	-	-
Total	**9,803**	**487**	**2,275**	**556**	**69,100**

The above figures are by original areas of production and not by market.

Sales by geographical market are as follows:

(in € millions)	2004	2003	2002
Europe	6,610	6,579	6,586
Rest of the world	2,829	2,655	3,217
Total	**9,439**	**9,234**	**9,803**

CONSOLIDATED AND ASSOCIATED COMPANIES

Companies	Countries	2004		2003	
		% voting rights	% interest	% voting rights	% interest
Transmissions					
Valeo Embrayages	France	100	100	100	100
Valeo Matériaux de Friction	France	100	100	100	100
Valeo España [1]	Spain	100	100	100	100
Valeo Materiales de Fricción	Spain	100	100	100	100
Valeo Spa [1]	Italy	99,9	99,9	99,9	99,9
Valeo Otomotiv Sistemleri Endustrisi [1]	Turkey	100	100	100	100
Valeo Embrayages Tunisie	Tunisia	100	100	100	100
Valeo Inc. [1]	USA	100	100	100	100
Valeo Friction Materials Inc.	USA	100	100	100	100
Valeo Sistemas Automotivos [1]	Brazil	100	100	100	100
Valeo Embragues Argentina	Argentina	68	68	68	68
Emelar	Argentina	100	68	100	68
Valeo Materiales de Friccion de Mexico	Mexico	100	100	100	100
Valeo Pyeong Hwa	South Korea	50	50	50	50
Valeo Pyeong Hwa Distribution	South Korea	50	50	50	50
Valeo Unisia Transmissions	Japan	66	66	66	66
Nanjing Valeo Clutch	China	50	50	50	50
Amalgamations Valeo Clutch	India	50	50	50	50
Valeo Friction Materials India	India	60	60	60	60
Climate Control					
Valeo Systèmes Thermiques (ex-Valeo Climatisation) [1] [5]	France	100	100	93	93
Valeo Switches and Detection Systems [1]	France	100	100	100	100
Valeo Klimasysteme	Germany	100	100	100	93
Valeo Autoklimatizace	Czech Republic	100	100	100	93
Valeo Electronice si Sisteme de Conectare Romania [1]	Romania	100	100	100	100
Valeo Climatizacion	Spain	100	100	100	93
Valeo Sistemi di Climatizzazione Spa	Italy	100	100	100	93
Valeo Climate Control Ltd	UK	100	100	100	93
Valeo Climate Control Corp. [1]	USA	100	100	100	93
Valeo Acustar Thermal Systems	USA	51	51	51	47,4
Valeo Climatizacao Brasil	Brazil	100	100	100	93
Mirgor [2]	Argentina	50	26	50	24,2
Interclima [2]	Argentina	50	26	50	24,2
Valeo Climate Control de Mexico	Mexico	100	100	100	93
Valeo Automotive Air Conditioning Hubei	China	55	33	55	30,7
FAW Zexel Climate Control Syst. [2]	China	36,5	21,9	36,5	20,4
Moduko Co. Ltd [3] [6]	Japan	-	-	50	50
Zexel Valeo Climate Control - Compresseurs [3] [4]	Japan	50	50	50	46,5
Zexel Valeo Climate Control - Systèmes de Climatisation [4]	Japan	50	50	50	46,5
Zexel Logitec Company [2] [4]	Japan	50	50	50	46,5
PT Zexel AC Indonesia [2] [4]	Indonesia	49	24,5	49	22,8
Huada Zexel Automotive Air Conditioner [2] [4]	China	30	15	30	14
Siam Zexel Co. [2] [4]	Thailand	39	19,5	39	18,1

Companies	Countries	2004		2003	
		% voting rights	% interest	% voting rights	% interest
Zexel Clutch Co. [3] [4]	Thailand	50	48,1	50	44,8
Zexel Sales Thailand [2] [4]	Thailand	54,6	19,5	54,6	18,1
Zexel Valeo Compressor Czech [3] [4]	Czech Republic	50	50	50	46,5
Zexel Valeo Compressor Europe GmbH [3] [4]	Germany	50	50	50	46,5
Zexel Valeo Compressor USA Corp. [3] [4] [6]	USA	-	-	50	46,5
Selective Technology Inc. [3] [4]	USA	50	50	50	46,5
Zexel Valeo Climate Control Korea Co. [3] [4]	South Korea	50	50	50	46,5
Zexel Valeo Compressors [3] [4]	Thailand	50	48,1	50	44,8
Engine Cooling					
Valeo Climatisation [1] [5]	France	-	-	93	93
Valeo Systèmes Thermiques (ex-Valeo Thermique Moteur) [5]	France	100	100	100	100
Valeo Plastic Omnium [3]	France	50	50	50	50
Valeo Termico	Spain	100	100	100	100
Valeo Plastic Omnium [3]	Spain	50	50	50	50
Valeo Spa [1]	Italy	99,9	99,9	99,9	99,9
Valeo Vymeniky Tepla	Czech Republic	100	100	100	93
Valeo Autosystemy [1]	Poland	100	100	100	100
Valeo Engine Cooling A.B.	Sweden	100	100	100	100
Valeo Systems South Africa	South Africa	51	51	51	51
Valeo Inc.. [1]	USA	100	100	100	100
Valeo Climate Control Corp. [1]	USA	100	100	100	93
Valeo Sistemas Automotivos [1]	Brazil	100	100	100	100
Valeo Termico Argentina	Argentina	100	100	100	100
Valeo Termico [1]	Mexico	100	100	100	100
Valeo Tek Inc.	South Korea	100	100	100	100
Valeo Engine Cooling	Japan	100	100	80	78,6
Lighting					
Valeo Vision	France	100	100	100	100
Valeo Auto Electric GmbH (ex-KG)	Germany	-	-	100	100
Valeo Beleuchtung Deutschland	Germany	100	100	100	100
Valeo Vision Belgique	Belgium	100	100	100	100
Valeo Iluminación	Spain	99,7	99,7	99,7	99,7
Valeo Spa [1]	Italy	99,9	99,9	99,9	99,9
Valeo Autosystemy [1]	Poland	100	100	100	100
Ichikoh Industries [2]	Japan	22,7	22,7	21,6	21,6
Valeo Sylvania LLC [3]	USA	50	50	50	50
Valeo Sistemas Automotivos [1]	Brazil	100	100	100	100
Cibie Argentina	Argentina	100	100	100	100
Valeo Sylvania Iluminacion [3]	Mexico	50	50	50	50
Hubei Valeo Autolighting	China	75	75	75	75
Valeo Lighting Hubei Technical Center Co.	China	100	100	-	-
Electrical Systems					
Valeo Equipements Electriques Moteur	France	100	100	100	100
Valeo Four Seasons	France	50	50	50	50
Telma	France	100	100	100	100
Telma Retarder España	Spain	100	100	100	100

Companies	Countries	2004		2003	
		% voting rights	% interest	% voting rights	% interest
Telma Retarder Ltd	UK	100	100	100	100
Telma Retarder Italia	Italy	-	-	100	100
Telma Retarder Deutschland	Germany	100	100	100	100
Valeo Electric and Electronic Systems [1]	Poland	100	100	100	100
Valeo Otomotiv Sistemleri Endustrisi [1]	Turkey	100	100	100	100
Telma Retarder Inc.	USA	100	100	100	100
Telma Retarder de Mexico SA de CV	Mexico	100	100	100	100
Valeo Sistemas Electricos [1]	Mexico	100	100	100	100
Valeo Sistemas Automotivos [1]	Brazil	100	100	100	100
Telma Retarder do Brasil Comercial	Brazil	-	-	100	100
Valeo Electrical Systems Korea Ltd	South Korea	100	100	100	100
Shanghai Valeo Automotive Electrical Systems [7]	China	50	50	30	30
Wipers Systems					
Valeo Systèmes d'Essuyage [1]	France	100	100	100	100
Valeo Auto Electric GmbH (ex-KG)	Germany	-	-	100	100
Valeo Schalter und Sensoren	Germany	-	-	100	100
Valeo Wischersysteme [1]	Germany	100	100	100	100
Valeo Sistemas Electricos	Spain	100	100	100	100
Valeo Autosystemy [1]	Poland	100	100	100	100
Valeo Electrical Systems [1]	USA	100	100	100	100
Valeo Sistemas Electricos [1]	Mexico	100	100	100	100
Delmex de Juarez [1]	Mexico	100	100	100	100
Valeo Sistemas Automotivos [1]	Brazil	100	100	100	100
Valeo Wenling Automotive Systems	China	55	55	55	55
Valeo Shanghai Automotive Electric Motors	China	55	55	50	50
Motors and Actuators					
Valeo Systèmes d'Essuyage [1]	France	100	100	100	100
Valeo Auto Electric GmbH (ex-KG)	Germany	-	-	100	100
Valeo Schalter und Sensoren	Germany	-	-	100	100
Valeo Motoren und Aktuatoren	Germany	100	100	100	100
Valeo Autosystemy [1]	Poland	100	100	100	100
Valeo Componentes Automoviles	Spain	100	100	100	100
Valeo Electrical Systems [1]	USA	100	100	100	100
Delmex de Juarez [1]	Mexico	100	100	100	100
Valeo Automotive Electrical Systems de Mexico	Mexico	100	100	100	100
Security Systems					
Valeo Sécurité Habitacle	France	100	100	100	100
Valeo Sicherheitssysteme GmbH	Germany	100	100	100	100
Valeo Sistemas de Seguridad y de Cierre	Spain	100	100	100	100
Valeo Sicurezza Abitacolo	Italy	100	99,9	100	99,9
Valeo Security Systems Ltd	UK	100	100	100	100
Valeo Slovakia Sro	Slovakia	100	100	-	-
Valeo Investment Holdings [1]	USA	100	100	100	100
Valeo Termico [1]	Mexico	100	100	100	100
Valeo Sistemas Automotivos [1]	Brazil	100	100	100	100

Companies	Countries	2004		2003	
		% voting rights	% interest	% voting rights	% interest
Switches and Detection Systems					
Valeo Switches and Detection Systems [1]	France	100	100	100	100
DAV [1]	France	100	100	100	100
SC2N	France	100	100	100	100
Valeo Cablaggi e Commutazione [1]	Italy	100	100	100	100
Valeo Schalter und Sensoren	Germany	100	100	100	100
Valeo Auto Electric GmbH (ex-KG)	Germany	-	-	100	100
Valeo Auto Electric Hungary	Hungary	100	100	100	100
DAV Tunisie	Tunisia	100	100	100	100
Valeo Raytheon Systems Inc.	USA	66,6	66,6	58,1	58,1
Valeo Switches and Detection Systems Inc.	USA	100	100	100	100
Valeo Sistemas Electronicos	Mexico	100	100	100	100
Valeo Sistemas Automotivos [1]	Brazil	100	100	100	100
DAV Argentina	Argentina	100	100	100	100
Electronics and Connective Systems					
Valeo Electronique et Systèmes de Liaison	France	100	100	100	100
Valeo Liaisons Electriques	France	100	100	100	100
Cablea	France	100	100	100	100
DAV [1]	France	100	100	100	100
Valeo Furukawa Wiring Systems [3]	France	50	50	-	-
Valeo Sistemas de Conexion Electrica	Spain	100	100	100	100
Cablinal Portuguesa	Portugal	100	100	100	100
Cablagens do Ave	Portugal	100	100	100	100
Valeo Cablaggi e Commutazione [1]	Italy	100	100	100	100
Cavisud	Italy	100	100	100	100
Cablauto	Italy	100	100	100	100
Sylea GmbH	Germany	100	100	100	100
Labauto Ltd	UK	100	100	100	100
Sylea Tchequia	Czech Republic	100	100	100	100
Valeo Electric and Electronic Systems [1]	Poland	100	100	100	100
EKO	Slovenia	98,9	98,9	98,9	98,9
Valeo Kabli	Slovenia	100	100	100	100
Valeo Electronice si Sisteme de Conectare Romania [1]	Romania	100	100	100	100
Nursan OK [2]	Turkey	40	40	40	40
Nursan ED [2]	Turkey	40	40	40	40
Cablea	Tunisia	100	100	100	100
STC	Tunisia	100	100	100	100
Sylea	Tunisia	100	100	100	100
Cabelec	Morocco	100	100	100	100
Cablinal	Morocco	100	100	100	100
Cablea Maroc	Morocco	100	100	100	100
Valeo Bouznika	Morocco	100	100	100	100
TCA [2]	Argentina	-	-	20	20
TCA [2]	Brazil	-	-	20	20
Distribution					
Valeo Service	France	100	100	100	100
Equipement 7	France	100	100	100	100
Valeo Service Deutschland GmbH	Germany	100	100	100	100
Valeo Wischersysteme [1]	Germany	100	100	100	100
Valeo Service Belgique	Belgium	100	100	100	100
Valeo Service España	Spain	100	100	100	100

Companies	Countries	2004		2003	
		% voting rights	% interest	% voting rights	% interest
Valeo Service Italia	Italy	100	99,9	100	99,9
Valeo Service Eastern Europe	Poland	100	100	100	100
Valeo Service Benelux	Netherlands	100	100	100	100
Valeo Service UK Ltd	UK	100	100	100	100
Valeo Otomotiv Dagitim	Turkey	100	100	100	100
Valeo Aftermarket Inc.	USA	100	100	100	100
Valeo Sistemas Automotivos [1]	Brazil	100	100	100	100
Holding companies					
Valeo	**France**		parent company		
Valeo Management Services	France	100	100	100	100
Société de Participations Valeo	France	100	100	100	100
Valeo Finance	France	100	100	100	100
Valeo Bayen	France	100	100	100	100
Valeo Thermique Habitacle	France	100	100	100	100
Financière Cablea	France	100	100	100	100
Equipement 11	France	100	100	-	-
Valeo Zexel China Climate Control	France	60	60	60	55,8
Valeo Holding Deutschland GmbH	Germany	100	100	100	100
Valeo Germany Holding GmbH	Germany	100	100	100	100
Valeo Auto Electric GmbH (ex-KG)	Germany	100	100	100	100
Valeo Auto-Electric Beteiligungs GmbH	Germany	100	100	100	100
Valeo España [1]	Spain	100	100	100	100
Valeo Spa [1]	Italy	99,9	99,9	99,9	99,9
Coreval	Luxembourg	100	100	100	100
Valeo International Holding	Netherlands	100	100	100	100
Valeo Holding Netherlands	Netherlands	100	100	100	100
Valeo UK Ltd	UK	100	100	100	100
Valeo Inc. [1]	USA	100	100	100	100
Valeo Electrical Systems [1]	USA	100	100	100	100
Valeo Investment Holdings [1]	USA	100	100	100	100
Valeo Sistemas Automotivos [1]	Brazil	100	100	100	100
Il Tevere [2]	Argentina	50	50	50	46,5
Valeo Zexel Climate Control [4]	Japan	50	50	50	46,5

[1] company operating in several segments

[2] company accounted for by the equity method

[3] company accounted for on a proportional basis

[4] company previously consolidated through Zexel Valeo Climate Control accounts

[5] merger between Valeo Climatisation and Valeo Thermique Moteur

[6] company liquidated in 2004

[7] company accounted for by the equity method in 2003 and fully consolidated in 2004

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements.
This information includes an explanatory paragraph discussing the Statutory Auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In compliance with the assignment entrusted to us by the General Shareholders' Meeting, we have audited the accompanying consolidated financial statements of Valeo for the year ended December 31, 2004, as presented on pages 70 to 104 of this document.

The financial statements were approved by the Board of Directors. Our responsibility is to express an opinion on the financial statements based on our audit.

OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion set out above, we draw your attention to Note 1.2 to the consolidated financial statements which describes changes in accounting treatment arising from the first-time application of CNC recommendation 2003-R.01 concerning the recognition and measurement of pensions and other employee benefits.

JUSTIFICATION OF OUR ASSESSMENTS

In accordance with the justification obligation set down in paragraph 2 of article L.225-235, of the French Commercial Code (Code de Commerce), we draw your attention to the following:

As stated in Note 1.2 to the consolidated financial statements, the Group has applied *Conseil National de la Comptabilité* recommendation 2003-R.01 concerning the recognition and measurement of pensions and other employee benefits with effect from January 1, 2004. As part of our assessment of significant estimates used for the preparation of the financial statements, we reviewed the assumptions used to calculate pension commitments, as well as the methods applied to account for changes arising from the first-time application of this recommendation. We did not identify any item that could affect the amounts or methods to account for pension commitments in the Group's financial statements for the year ended December 31, 2004.

As stated in Note 1.4 to the consolidated financial statements, the Group reviews indicators which may point to a lasting impairment in value of goodwill. As part of our assessment of significant estimates used for the preparation of the financial statements, we reviewed the elements relied upon to justify the fact that there was no lasting impairment in the value of goodwill at December 31, 2004, and we ensured that the estimates used by the Company were reasonable.

The assessments were made within the scope of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

SPECIFIC VERIFICATION

We have also reviewed the information given in the Group's management report. We have no comments to make as to its fair presentation and its conformity with the consolidated financial statements.

Paris, February 10, 2005

The Statutory Auditors

PricewaterhouseCoopers Audit
Serge Villepelet   Jean-Christophe Georghiou

RSM Salustro Reydel
Jean-Pierre Crouzet   Emmanuel Paret

1. LEGAL PROVISIONS AND COMPANY BYLAWS

Corporate name and registered office

The name of the Company is Valeo. Its registered office is at 43, rue Bayen, 75017 Paris.

Legal form and governing law

Valeo is a joint-stock company ("société anonyme") with a Board of Directors, governed by the provisions of Book II of the French Commercial Code and Decree 67-236 of March 23, 1967.

Date of incorporation and term

The Company was incorporated on February 10, 1923 and its term of existence was extended for a further 99 years on February 10, 1972.

Corporate purpose

The corporate purpose is as follows (Article 3 of the bylaws):

The research and development, manufacture, sale, trading or supply of any products, equipment or services for industry and business purposes which may be manufactured, finished or developed by the Company or other Valeo Group companies or which may interest their customers;

Operations of any nature whatsoever (industrial, commercial, financial, investment, acquisition, disposal, etc.) directly or indirectly related to the corporate purpose or designed to facilitate the development or realization thereof.

Registration particulars

The Company is registered at the Paris Companies Registry under number 552 030 967.

Fiscal year

The Company's fiscal year covers a period of twelve months from January 1 to December 31.

Consultation of legal documents

Legal documents pertaining to the Company may be consulted at the registered office in accordance with the conditions stipulated by law and by the Company's bylaws.

Auditors

Statutory auditors

- PricewaterhouseCoopers Audit SA, represented by Serge Villepelet and Jean-Christophe Georghiou
  32, rue Guersant – 75017 Paris.
  Current term began: April 5, 2004.
  First appointed: March 31, 2003.
  Current term of office expiring at the General Shareholders' Meeting held to approve the 2009 financial statements.

- RSM Salustro Reydel, represented by Jean-Pierre Crouzet and Emmanuel Paret
  8, avenue Delcassé – 75008 Paris.
  Current term began: April 5, 2004.
  First appointed: May 27, 1998.
  Current term of office expiring at the General Shareholders' Meeting held to approve the 2009 financial statements.

Alternate statutory auditors

- Yves Nicolas
  32, rue Guersant – 75017 Paris
  Current term began: April 5, 2004.
  Current term of office expiring at the General Shareholders' Meeting held to approve the 2009 financial statements.

- Philippe Arnaud
  8, avenue Delcassé – 75008 Paris.
  Current term began: April 5, 2004.
  Current term of office expiring at the General Shareholders' Meeting held to approve the 2009 financial statements.

Appropriation and distribution of earnings – Dividends

Distributable income is composed of net income for the year less prior year losses and amounts appropriated to the legal reserve, plus any income carried forward. The General Shareholders' Meeting may decide, subject to the provisions of the law, to distribute amounts taken from available reserves and/or retained earnings; in this case, the resolution must specify the reserve account from which the distributed amounts are to be taken.

The Board of Directors may decide to distribute an interim dividend before the financial statements are approved.

The General Shareholders' Meeting called to approve the financial statements may offer each shareholder a stock dividend alternative representing all or part of the dividend, or interim dividend.

Dividends unclaimed after a period of five years from the date they were made payable fall to the French government.

General Shareholders' Meetings

General Shareholders' Meetings are called as prescribed by French law.

In order to be entitled to attend General Meetings, holders of registered stock must have their shares recorded in the Company's register at least two days prior to the date of the meeting. Holders of bearer stock must send evidence of their title to the shares to the place stated in the notice of the meeting at least two days prior to the date of the meeting, in the form of a certificate issued by the bank, broker or other intermediary that manages their stock account. Both these forms of registration must comply with applicable legal conditions.

Double voting rights

Each shareholder has a number of votes corresponding to the number of shares held or represented by proxy. However, since the General Shareholders' Meeting of June 16, 1992, double voting rights are attached to all fully paid shares that have been registered in the name of the same holder for at least four years (article 23 of the Company's bylaws). In the case of a bonus share issue paid up by capitalizing reserves, profits or share premiums, the new registered shares allocated to a shareholder in respect of existing shares carrying double voting rights will also have double voting rights from the date of issue. Double voting rights are automatically stripped from any registered shares that are converted into bearer shares or sold. However, registered shares are not stripped of voting rights and the above four-year qualifying period continues to run following the transfer of shares included in the estate of a deceased shareholder, or in connection with the settlement of the marital estate, or a donation inter vivos to a spouse or relative in the direct line of succession. Double voting rights may be removed by an Extraordinary Shareholders' Meeting subject to the approval of a special meeting of those shareholders entitled to double voting rights.

2. CORPORATE GOVERNANCE

2.1. Executive Management

Group Executive Management includes the Chairman and Chief Executive Officer, and Valeo's Functional and Operational Directors.

Executive Management:

Thierry Morin
Chairman and Chief Executive Officer. Term of office started on March 31, 2003 and expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.

Functional Directors:

Bruno-Roland Bernard
Chairman's Delegate

François Blanc
Information Systems Director

Michel Boulain
Vice-President, Human Resources

Robert Charvier
Finance Director, Electrical & Electronics Activity

Bernard Clapaud
Vice-President, Strategy

France Curis
Taxation Director

Rémy Dumoulin
Financial Relations Director

Martin Haub
Vice-President, Research & Development and Product Marketing

Kazuo Kawashima
Quality Director

Hans-Peter Kunze
Senior Vice-President, Sales and Business Development

Géric Lebedoff
General Counsel

Serge Le Berre
Technical Vice-President

Vincent Marcel
Vice-President, Financial Affairs and Strategic Operations

Kate Philipps
Communications Director

Xavier Véret
Financial Control Director

Operational Directors:

Luc Blériot
Senior Vice-President, Electrical & Electronics Activity

Robert de La Serve
Vice-President, Lighting Systems Branch

Jean-Jacques Giambi
Vice-President, Motors & Actuators Branch

Michel Giannuzzi
Vice-President, Wiper Systems Branch

Claude Leïchlé
Vice-President, Electronics & Connective Systems Branch

Christophe Périllat-Piratoine
Vice-President, Switches & Detection Systems Branch

Orazio Ragni
Vice-President, Electrical Systems Branch

Michel Serre
Vice-President, Security Systems Branch

André Gold
Senior Vice-President, Thermal Systems Activity

Alain Marmugi
Vice-President, Climate Control Branch

Pierre Ensch
Vice-President, Engine Cooling Branch

Valeo Service Activity

Philippe Huyghe
Vice-President, Independent Aftermarket Branch

Guillaume Péronnet
Vice-President, Original Equipment Spares Branch

Transmissions Activity

Michael Schwenzer
Vice-President, Transmissions Branch

2.2. Board of Directors

Thierry Morin

Principal function:

Chairman and Chief Executive Officer
Start of term of office: March 31, 2003
(first appointed on March 21, 2001)
Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.

Other positions held:

- Chairman and Chief Executive Officer of Valeo Bayen.
- Chairman of: Société de Participations Valeo, Valeo Service, Valeo Finance, Valeo Thermique Habitacle, Valeo España, S.A., Valeo Holding Netherlands B.V., Valeo SpA, Valeo Japan Co. Ltd, Valeo (UK) Limited, Valeo International Holding B.V.
- Legal manager of: Valeo Management Services, Valeo Auto-Electric Beteiligungs GmbH, Valeo Germany Holding GmbH, Valeo Grundvermögen Verwaltung GmbH, Valeo Holding Deutschland GmbH, Valeo Verwaltungs-Beteiligungs GmbH & Co.KG.
- Director of: Valeo Electronique & Systèmes de Liaison, Valeo Service España S.A., Valeo Iluminacion, S.A., Valeo Termico, S.A.

Thierry Morin joined the Valeo Group in 1989 as Finance Director of the Clutches Branch. He then became Finance Director of the Engine Cooling Branch and subsequently Group Financial Control Director. In 1997, he was appointed Deputy Managing Director and Director of Financial and Strategic Operations and Purchasing. On June 5, 2000 he was appointed Senior Vice-President in charge of Finance, Strategic Operations and Information Systems and became a member of the Management Committee. He was named Chairman of the Board of Directors on March 21, 2001, Chairman of the Management Board on May 9, 2001 and on March 31, 2003 was appointed as Valeo's Chairman and Chief Executive Officer.
Before joining Valeo, Thierry Morin was Assistant Director of the ISD Division at Thomson Consumer Electronics in Los Angeles. He also held various financial positions during ten years spent with Schlumberger. Thierry Morin has a Masters degree in Management from the University of Paris IX-Dauphine.
As of March 15, 2005, Thierry Morin held 4,300 Company shares.

Noël Goutard

Honorary Chairman
Director until December 31, 2004
Start of term of office: March 31, 2003
(first appointed on January 1, 1987)
Resigned, effective from December 31, 2004

Principal function:

- Chairman of the Supervisory Board of NG Investments.

Other positions held:

- Member of the Supervisory Board of LBO France.
- Director of: Valeo (UK) Limited, Vocatif SA, Materis, Medextend, Meca Disk.

Noël Goutard was Chairman of Valeo's Board of Directors from January 1, 1987 through May 25, 2000 before going on to become Chairman of the Supervisory Board from May 9, 2001 through March 31, 2003. He was appointed as Honorary Chairman of Valeo on May 25, 2000.
Noël Goutard was a Member of the Board of Directors from January 1, 1987 through December 31, 2004.
Before joining Valeo he was Chief Executive Officer of Thomson.
As of March 15, 2005, Noël Goutard held 1,800 Company shares.

Carlo De Benedetti

Start of term of office: March 31, 2003
(first appointed on July 4, 1986)
Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.

Principal function:

- Chairman of the Board of Directors of CIR SpA.

Other positions held:

Cofide-CIR Group:

- Chairman of the Board of Directors of: Cofide SpA, Sogefi SpA.
- Director of Gruppo Editoriale L'Espresso SpA.

Outside the Cofide-CIR Group:

- Chairman of the Board of Directors of CDB Web Tech SpA.
- Director of Pirelli SpA.

In 1976, Carlo De Benedetti founded CIR (Compagnie Industriali Riunite) of which he is currently Chairman.

He is also the Chairman and majority shareholder of Cofide (Compagnia Finaziaria De Benedetti).
He started his entrepreneurial career in 1959 in the family company Compagnia Italiana Tubi Metallici Flessibili. From 1972 through 1976 he was Chairman and CEO of Gilardini, a group made up of his family company and acquired companies in the automotive parts and chemical technical materials sectors. In 1978 he became one of the major shareholders in Olivetti and was appointed Vice Chairman and CEO of the company. From 1983 he was Chairman and CEO of Olivetti, until he was appointed Honorary Chairman in 1996, a position he held until June 1999. In March 2000, Carlo De Benedetti founded CDB Web Tech, of which he is currently Chairman.
In December 1998, he set up the Rodolfo De Benedetti Foundation, which he chairs, in memory of his father. He is on the Committee of Confindustria and a member of the International Council of the CSIS-Center for Strategic & International Studies (Washington).
Carlo De Benedetti was awarded the French Légion d'Honneur in 1987.
He received an honorary degree in law from the Wesleyan University, Middletown, Connecticut (USA) in 1986. He graduated from Turin Polytechnic University in 1958 with a degree in electrical engineering.
As of March 15, 2005, Carlo De Benedetti held 100 Company shares.

François Grappotte

Start of term of office: March 31, 2003
(first appointed on March 31, 2003)
Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.

Principal function:
- Chairman of Legrand S.A.

Other positions held:
Legrand Group:
- Chairman of: Legrand S.A.S., Lumina Management.
- Chief Executive Officer and Director of Legrand Holding S.A.
- Director of: B. Ticino, Bufer Elektrik, Eltas Elektrik, Legrand Española, Lumina Parent, Pass & Seymour, The Wiremold Company.

Outside the Legrand Group:
- Director of BNP Paribas.
- Member of the Supervisory Board of: Michelin, Galeries Lafayette.
- Member of: the Banque de France Consultative Committee, the Administrative Board of F.I.E.E.C. (Fédération des Industries Electriques, Electroniques et de Communication), the Administrative Board of Gimelec (Groupement des industries de l'équipement électrique, du contrôle-commande et des services associés); the Board of Promotelec (Promotion de l'installation électrique dans les bâtiments neufs et anciens).

François Grappotte is the Chairman of the Board of Directors of Legrand S.A.
He joined Legrand S.A. in 1983 and went on to become Chief Executive Officer and subsequently Chairman and CEO, a position he held until December 31, 2003.
After seven years at the French Ministry of Industry and Ministry of Finance and the Economy from 1963 through 1970, François Grappotte joined the Rothschild Bank as a Deputy Director. He was subsequently appointed Assistant Director and then Director (1970-1972) before taking up the position of General Secretary at La Compagnie Electro-mécanique (CEM) in 1973. He went on to become the Chief Executive Officer of CEM, a position which he held until 1983.
François Grappotte has a degree in law and post-graduate diplomas in political economics and economic and financial sciences from the Law Faculty of the University of Paris. He also graduated from the Paris Political Studies Institute (Institut d'Etudes Politiques de Paris) and the Ecole Nationale d'Administration (ENA).
As of March 15, 2005, François Grappotte held 500 Company shares.

Philippe Guédon

Start of term of office: March 31, 2003
(first appointed on March 31, 2003)
Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.

- Legal Manager of Espace Développement.

Philippe Guédon has been Legal Manager of Espace Développement since 2003.
He joined SIMCA in 1956 as an After-Sales Service Engineer and went on to become a Research Engineer until 1965. He then joined Matra as a research engineer and subsequently took on the

position of Technical Director in 1983. In that year he was appointed as Chairman and Chief Executive Officer of Matra and held this position until 2003. Philippe Guédon was the designer of the Matra 530, the Bagheera, the Rancho, the Murena, the Espace and the Avantime.
He graduated as an engineer from the Arts et Métiers school in Angers, France in 1956.
As of March 15, 2005, Philippe Guédon held 100 Company shares.

Yves-André Istel
Start of term of office: March 31, 2003
(first appointed on January 29, 1992)
Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.

Principal function:
- Senior Advisor to Rothschild Inc.

Other positions held:
Rothschild Group:
- Director of Banque Rothschild & Cie.

Outside the Rothschild Group:
- Director of: Compagnie Financière Richemont AG, Imperial Sugar.

Yves-André Istel is currently Senior Advisor to Rothschild Inc. in New York.
From 1964 to 1984 he was a Partner and Director of Lehman Bros. and Kuhn, Loeb Inc.
He then held the position of Co-Chairman of First Boston between 1984 and 1988 before taking up the post of Chairman of Wasserstein Perella & Co International between 1988 and 1992. He was then appointed as Vice-Chairman of Rothschild Inc., a position he held from 1992 to 2002.
Yves-André Istel graduated from the University of Princeton in 1957.
As of March 15, 2005, Yves-André Istel held 500 Company shares.

Jean-Bernard Lafonta
Start of term of office: March 31, 2003
(first appointed on December 7, 2001)
Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.

Principal function:
- Executive Vice-President of Wendel Investissement

Other positions held:
Wendel Group:
- Chairman of the Supervisory Board of Editis Holding.
- Vice-Chairman of the Supervisory Board of Bureau Veritas.
- Member of the Supervisory Board of Oranje-Nassau Groep B.V.
- Director of: Wendel Investissement, Legrand Holding S.A., Legrand S.A., Lumina Parent.

Outside the Wendel Group:
- Legal Manager of Granit (SARL).

Jean-Bernard Lafonta joined the Wendel Investissement Group as Director and Executive Vice-President in September 2001.
He began his career as an engineer and held various public functions between 1986 and 1992 including within Ministerial cabinets. In 1993 he joined the M&A team of Lazard Bank as Deputy Managing Director in Paris. In 1996 he joined BNP as Strategy Director working with Michel Pébéreau who in the same year requested him to take responsibility for all of the Bank's capital markets activities. In 2000, he became a member of BNP Paribas' General Management Committee and was appointed Chairman of Banque Directe.
Jean-Bernard Lafonta graduated from the Ecole Polytechnique and has an engineering degree from the Corps des Mines de Paris.
As of March 15, 2005, Jean-Bernard Lafonta held 100 Company shares.

Alain Minc
Start of term of office: March 31, 2003
(first appointed on July 4, 1986)
Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.

Principal function:
- Chairman of A.M. Conseil.

Other positions held:
- Chairman of the Supervisory Board of Le Monde.
- Member of the Supervisory Board of Pinault-Printemps-Redoute.
- Director of: FNAC, Vinci

Alain Minc has been the Chairman of A.M. Conseil since April 1991.
Earlier in his career, he held the following positions:

Finance Director of Compagnie de Saint-Gobain (1979-1986); Chairman of the Orient-Gestion SICAV fund (1984-1985); Chairman of Sofimatique (1979-1983); Chairman and CEO of Air Industrie (1982-1984), then Director; Vice-Chairman and CEO and then Chairman of Cochery Bourdin et Chaussé (1985-1986); Chairman of La Société des Lecteurs du Monde (1985-2003); CEO of Société Générale d'Entreprises (1985-1986); CEO (1986-1989) and subsequently Vice-Chairman and CEO (1989) of CERUS; Vice-Chairman and CEO of Dumenil Leblé S.A., renamed CERUS (1989-1991).
Alain Minc graduated as a civil engineer (Ingénieur Civil des Mines) and has post-graduate diplomas from the Paris Political Institute (Institut d'Etudes Politiques de Paris) – Major 1971 and the Ecole Nationale d'Administration (ENA) (Major - Economic Administration – Léon Blum class 1975).
As of March 15, 2005, Alain Minc held 500 Company shares.

Véronique Morali
Start of term of office: March 31, 2003
(first appointed on March 31, 2003)
Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.

Principal function:
- Executive Vice-President of Fimalac.

Other positions held:
Fimalac Group:
- Sole director of FCBS GIE.
- Director of Cassina SpA.
- Member of the Board of: Fimalac Inc., Fitch Ratings, Inc., Fitch Risk Management, Inc.

Outside the Fimalac Group:
- Director of Eiffage.
- Member of the Supervisory Board of Club Méditerranée.
- Member of the Board of Tesco Plc.

Véronique Morali joined the Inspectorate General of the French Finance Ministry in 1986 before joining Fimalac in 1990. Within Fimalac she successively held the positions of Chargée de Mission, Deputy Managing Director and Director and COO.
Véronique Morali graduated from the Ecole Nationale d'Administration (ENA).
As of March 15, 2005, Véronique Morali held 100 Company shares.

Erich Spitz
Start of term of office: March 31, 2003
(first appointed on June 24, 1987)
Term of office expiring at the General Shareholders' Meeting called to approve the 2006 financial statements.

Principal function:
- Advisor to Thales

Other positions held:
Thales Group:
- Chairman of Thales Avionics LCD.
- Director of Thales Corporate Ventures.

Outside the Thales Group:
- Chairman of the Supervisory Board of Riber.
- Correspondent member of the Académie des Sciences.
- Member of the Académie des Technologies.
- Honorary Chairman of the European Industrial Research Management Association (EIRMA).

In 1958, Eric Spitz joined the Compagnie Générale de TSF, which has since become Thomson-CSF.
He started his career with the company as Director of the Central Research Laboratory before becoming Research and Development Director of the Thomson Group from 1983 to 1994.
Eric Spitz graduated from the Prague Polytechnic University and holds a doctorate in science.
As of March 15, 2005, Eric Spitz held 675 Company shares.

Following the resignation of Noël Goutard effective December 31, 2004, the Board of Directors Meeting of March 7, 2005 appointed **Pierre-Alain De Smedt** for the remaining term of office held by his predecessor, i.e. until the end of the General Shareholders' Meeting called to approve the 2006 financial statements. In accordance with French law, the appointment of Pierre-Alain De Smedt will be submitted to the General Shareholders' Meeting for approval.

Organizational Structure of the Board of Directors
The average attendance rate of the members of the Board of Directors (in person or through a representative) during the fiscal year 2004 was 88%.
The average period of notice of Board of Directors' meetings in 2004 was approximately two weeks.
The Board meetings are chaired by the Chairman of the Board or, in his absence, by a Vice-Chairman or a director appointed for the role by the Board of

Directors. The five meetings held in 2004 were chaired by the Chairman. The Chairman provided directors, within a sufficient time frame, with the information enabling them to fully carry out their appointed roles. Each director receives or is able to obtain the necessary information for completing his or her duties. For more details on this point please refer to the Chairman's report on page 56 relating to the conditions for preparing and organizing work conducted by the Board and to internal control procedures.

The Board of Directors examined the position of each of the directors with respect to the independence criteria set out in the Board's Internal Rules of operation.

Under these rules, independent directors are those who do not have any relations whatsoever with the Company, the Group or the Group's management that may compromise their ability to exercise freedom of judgment. In particular, independence is presumed when a director:

(i) is not an employee or a corporate officer of Valeo, nor an employee or director of a company consolidated by Valeo, and has not been so in the past five years;
(ii) is not a corporate officer in a company in which Valeo directly or indirectly holds a directorship, or in which an employee appointed for that role or a corporate officer of Valeo (current or in the past five years) holds a directorship;
(iii) is not a significant customer, supplier, or banker of the Company or the Group, or where the Company or Group does not represent a significant portion of the business of the director concerned;
(iv) does not have a close family link with a corporate officer;
(v) has not been an auditor of the Company in the past five years;
(vi) has not been a director of the Company for more than twelve years on the date on which they were appointed to their current term of office.

For directors holding at least 10% of the Company's capital or voting rights, or representing a business holding such a stake, the classification as independent takes into account the Company's ownership structure and any potential conflict of interests.

In application of these criteria, the Board of Directors noted that:

- one director exercises the responsibilities of Chairman and Chief Executive Officer of the Company: Thierry Morin;
- four directors have been members of Valeo's Board of Directors for over 12 years: Carlo De Benedetti, Alain Minc, Erich Spitz and Yves-André Istel;
- five directors are independent with respect to the criteria set forth in the Internal Rules and in accordance with the recommendations set out in the Bouton report on corporate governance: François Grappotte, Philippe Guédon, Jean-Bernard Lafonta, Véronique Morali and Pierre-Alain De Smedt.

No directors are elected by employees and there are no non-voting directors.

Article 14 of the Company's bylaws provides that each director must hold at least 100 Valeo registered shares.

On accepting their position, each director agreed to a Code of Conduct related to securities transactions in accordance with French laws on direct and indirect insider trading. This Code recalls the fact that under applicable regulations, it is forbidden for Directors to relay privileged information that they may hold or to carry out or authorize transactions on Valeo shares on the basis of such information. This is reinforced by there being periods of time during which the Group's Executive Management and members of the Board of Directors cannot carry out transactions on the Company's shares. Lastly, the Company must be informed of transactions carried out by the members of the Board of Directors within fifteen working days following the transaction. The name and function of the person who carried out the transaction must be specified, and details must be provided of the financial instrument and type of transaction concerned, together with the date, place, price and amount of the transaction.
The Board has adopted Internal Rules, which include

the Code of Conduct. The purpose of these Rules is to prescribe the operating procedures of the Board of Directors, in addition to the legal and regulatory requirements and the provisions of the Company's bylaws. They comply with the recommendations set out in the September 2002 report produced by the AFEP-MEDEF working group chaired by Daniel Bouton, aimed at improving corporate governance in French listed companies.

Valeo has four committees to assist the Board with the preparation of its decisions: an Audit Committee, a Strategy Committee, an Appointment Committee and a Remuneration Committee. Internal Rules have been drawn up in respect of each committee.

Audit Committee

The Audit Committee has three members (including a Chairman), appointed by the Board of Directors. The members of the Audit Committee are François Grappotte, Yves-André Istel and Jean-Bernard Lafonta, who also acts as Chairman.
The roles and responsibilities of the Audit Committee are:

- to ensure the relevance and proper application of the accounting and financial policies used to prepare the financial statements of the Company and the Group, as well as the appropriate treatment of operations at the level of the Branches and the Group;

- at accounts closing to perform a preliminary review and express an opinion on the draft interim and annual financial statements of the Company and the Group before these are presented to the Board of Directors;

- to check that internal procedures are defined for gathering and controlling financial and accounting information in order to ensure its reliability and guarantee rapid reporting, as well as to review the Group's internal audit plan and Management's related responses, and to examine the Group's internal and external audits and Management's related responses;

- to express an opinion on the choice of statutory auditors or the renewal of their terms of office;

- to express an opinion on the resolutions presented to the General Shareholders' Meetings regarding the annual financial statements of the Company and the Group; and

- to review any financial or accounting issues referred to it by the Chairman of the Board of Directors, the Board of Directors, General Management or Statutory Auditors, as well as any conflict of interest issues of which it is aware.

The Audit Committee met three times in 2004 with a 100% attendance rate. During its meetings, the Audit Committee reviewed the consolidated financial statements for 2004 and discussed the projects underway on International Financial Reporting Standards. It also reviewed material risks and off-balance sheet commitments.
The Audit Committee's work was conducted in line with its objectives. The Statutory Auditors and Financial Control Director attended all the Audit Committee meetings during the year. The presentations made by the Statutory Auditors mainly related to the findings of their limited review of the interim financial statements and of their audit of the annual financial statements. The Audit Committee has never had to issue any reservations about the financial statements presented to it.

Strategy Committee

The Strategy Committee has five members (including a Chairman), appointed by the Board of Directors. The members of the Strategy Committee are Philippe Guédon, Jean-Bernard Lafonta, Alain Minc, Thierry Morin and Erich Spitz as well as Noël Goutard up until December 31, 2004, who also acted as Chairman of this Committee. The Strategy Committee is now chaired by Philippe Guédon.
The roles and responsibilities of this Committee are:
- to express an opinion to the Board concerning the strategic goals of the Company and the Group and any other major strategic issue referred to the Committee by the Board or the Chairman; and
- to analyze the Group's annual budgets and interim reviews, as well as its medium- and long-term strategic development plans.

The Committee's role also includes examining and expressing an opinion to the Board on issues submitted to it concerning major transactions related to acquisitions, disposals, financing and debt.

The Strategy Committee met ten times in 2004 with a 90% attendance rate. During its meetings, the Strategy Committee reviewed the Group's results, as well as the restructuring operations carried out over the past three years. It also assessed the Group's internal and external growth outlook, and had numerous discussions in particular on the Group's various acquisition plans, as well as on the financial position and business strategy of the Electrical & Electronics Activity.

Appointment Committee

The Appointment Committee has five members (including a Chairman), appointed by the Board of Directors.

The members of the Appointment Committee are Véronique Morali, François Grappotte, Philippe Guédon, Alain Minc and Thierry Morin. Noël Goutard was also a member of this Committee until December 31, 2004. The Committee is chaired by Alain Minc.
The Appointment Committee is responsible for the preparation and composition of the Company's executive bodies (corporate officers and directors). Each year, the Committee examines the position of each of the Directors with respect to the independence criteria set out in the Internal Rules of operation adopted by the Board of Directors.
The Appointment Committee met twice in 2004, with a 67% attendance rate. In accordance with the Internal Rules of operation, it examined the position of each Director with respect to the aforementioned independence criteria.

Remuneration Committee

The Remuneration Committee has three members (including a Chairman), appointed by the Board of Directors.

The members of the Remuneration Committee are François Grappotte, Philippe Guédon and Alain Minc. Noël Goutard was also a member of this Committee until December 31, 2004. The Committee is chaired by Alain Minc.

The roles and responsibilities of the Remuneration Committee are:

- to study and make recommendations concerning the remuneration of corporate officers;
- to recommend to the Board the rules for allocating attendance fees; and
- to examine any issues submitted to it by the Chairman, including plans to launch employee share issues.

The Remuneration Committee met three times in 2004, with a 92% attendance rate. During its meetings, the Committee recommended setting up an employee stockownership plan, as set out in the resolutions adopted by the General Shareholders' Meeting of April 5, 2004. This plan was implemented during the second half of 2004 and led to the issuance on December 16, 2004 of shares representing a total par value of €4,725,888.
The Committee also recommended granting 280,000 stock purchase options and 1,123,200 stock subscription options to the employees and corporate officers who had been the most directly involved in the Group's development. This recommendation was approved by the Board of Directors at its November 8, 2004 meeting.

3. INTERESTS OF EXECUTIVE MANAGEMENT AND MEMBERS OF THE BOARD OF DIRECTORS

Executive Management and members of the Board of Directors hold less than 1% of Valeo's capital in a personal capacity.

No transaction other than arm's length transactions took place with the Directors of the Company, none of whom are beneficiaries of loans or guarantees extended by the Company or the Group.

3.1. Executive Management

Total gross compensation paid to Thierry Morin, Chairman and Chief Executive Officer (excluding attendance fees) came to €1,557,574 in 2004. The amount paid by Valeo directly came to €1,440,652, including €17,892 in benefits in kind, compared to €1,683,375 in 2003. The total also included compensation received by Thierry Morin in an amount of €116,922 from companies controlled by

Valeo (within the meaning of article L.233-16 of the French Commercial Code), of which there were no benefits in kind (2003: €114,106).

Total compensation allocated to other Group executive managers in 2004 amounted to €10,895,652.

Supplementary pension scheme for the Chairman and Chief Executive Officer and members of the former Management Board

Further to a recommendation made by the Remuneration Committee on October 17, 2002, at the Supervisory Board Meeting of the same date, the Board decided to implement a supplementary pension scheme for directors who were formerly members of the Management Board.

- The scheme will be used to top up existing pension benefits (Social Security, Arrco, Agirc, etc.) to enable beneficiaries to acquire benefits representing 2% of their end-of-career salary per year of service within the Group. The total amount of pension benefits may not exceed 60% of a beneficiary's end-of-career salary.

- The supplementary pension scheme will apply to beneficiaries who have a minimum of 15 years' service in the Valeo Group and for whom Valeo or one of its subsidiaries was their last employer at their retirement date.

- The supplementary pension scheme is funded with Cardif Entreprises.

3.2 Board of Directors

Total attendance fees paid to members of the Board of Directors in 2004 amounted to €405,000.

Attendance fees were allocated as follows:
- €150,000 to Noël Goutard in his capacity as Honorary Chairman, Chairman of the Strategy Committee, member of the Remuneration Committee, member of the Appointment Committee and as director;
- €20,000 to each director and an additional €15,000 for each director who is a member of one of the four Committees.

Attendance fees are paid every six months. They are not, however, paid to directors if their average attendance at Board of Directors Meetings or Committee meetings is lower than 50% during the six months in question.

Members of the Board of Directors	Attendance fees (in euros)
– Thierry Morin	35,000
– Noël Goutard	150,000
– Véronique Morali	10,000
– Carlo De Benedetti	10,000
– François Grappotte	35,000
– Philippe Guédon	35,000
– Yves-André Istel	25,000
– Jean-Bernard Lafonta	35,000
– Alain Minc	35,000
– Erich Spitz	35,000

The members of the Board of Directors did not receive any compensation other than attendance fees from the Group, apart from the Chairman and Chief Executive Officer (see section 3.1 above).

3.3. Information concerning stock options

Stock options granted to or exercised by members of the Board of Directors	Number of options granted/exercised	Exercise price	Date of Shareholders'/Board of Directors' meeting
Options granted in 2004 by Valeo and other Group companies:			
- Thierry Morin	200,000 160,000 share subscription options and 40,000 share purchase options	€28.46	AGM: 04/05/2004 Board Meeting: 11/08/2004
- Noël Goutard	-		
- Carlo De Benedetti	-		
- François Grappotte	-		
- Philippe Guédon	-		
- Yves-André Istel	-		
- Jean-Bernard Lafonta	-		
- Alain Minc	-		
- Véronique Morali	-		
- Erich Spitz	-		
Options exercised in 2004:			
- Thierry Morin	-		
- Noël Goutard	-		
- Carlo De Benedetti	-		
- François Grappotte	-		
- Philippe Guédon	-		
- Yves-André Istel	-		
- Jean-Bernard Lafonta	-		
- Alain Minc	-		
- Véronique Morali	-		
- Erich Spitz	-		

Stock options granted to and exercised by the ten employees with the highest number of options	Number of options granted/exercised	Weighted average exercise price	Date of Shareholders'/Board of Directors' meeting
Options granted in 2004 by Valeo* or other Group companies to the ten employees of Valeo or other Group companies receiving the highest number of options	168,000 (18 persons concerned**)	€28.46	AGM: 04/05/2004 Board Meeting: 11/08/2004
Options exercised in 2004 by the ten employees of Valeo or other Group companies exercising the highest number of options	-		

* Valeo was the only Group company to award stock options during the year.

** Several beneficiaries received the same number of options in tenth position.

4. REGULATED AGREEMENTS

In 2004, a number of operations falling within the scope of the regulated agreements were entered into by the Company with its Spanish subsidiaries. These operations concerned the implementation of an international employee stock ownership plan, Valeorizon 2004. These operations were authorized by the Board of Directors on October 18, 2004 and will be disclosed in a special Statutory Auditors' report.

5. CLAIMS, LITIGATION AND RISKS

5.1. Market risks

The Divisions enjoy a high degree of autonomy for cash management purposes (collection of receivables, supplier payments, etc.). However, the management of market risks, including interest rate, currency and commodity prices risks, as well as external financing risks are centralized in accordance with rules defined by the Group's Executive Management.

One team manages the cash pool and centralizes requests for financing and currency risk and commodity price risk hedges. It generally acts as the sole counterparty for this type of decentralized cash transactions (to the extent possible and in accordance with the local regulations). In this way, it can carry out consolidated financing and hedging positions on the financial markets.

The other team reviews transaction types and applicable ceilings for financial instruments and counterparties, and monitors compliance with Group cash management rules. It carries out a monthly reporting, which it relays to the Group's Executive Management.

In addition, the Internal Audit Department monitors the application of internal procedures, particularly for decentralized cash management departments.

Exchange rate risks

A sizeable portion of Valeo's business is conducted outside the Euro Zone. Therefore, significant fluctuations in the exchange rate between the euro and the US dollar, Brazilian real, Japanese yen, Mexican peso or Korean won could impact Valeo's results and equity.

Based on allocation by currency of consolidated assets and liabilities at December 31, 2004 a 1% increase in the euro exchange rate against all the other currencies concerned would result in a decrease of around €9 million (i.e. 0.5%) in the Group's consolidated shareholders' equity.

Sensitivity of Group sales to currency risk is also due to sales invoiced in US dollars or contractually indexed to the dollar. Based on the sales structure for 2004, a 1% increase in the exchange rate of the euro against the US dollar would result in a sales decline in the region of €15 million (representing 0.2% of the Group's consolidated sales).

Valeo hedges part of its exposure to exchange rate risks to reduce sensitivity to currency fluctuations. Details of the Group's net position after hedging are provided in Note 17.1 to the consolidated financial statements.

Risks relating to commodity prices

The main raw materials used by the Valeo Group are aluminum, steel, copper, zinc and plastics. Valeo uses hedges in order to reduce part of its exposure to changes in base metal prices. Details of the Group's hedging commitments relating to commodity prices at December 31, 2004 are provided in note 17.3 to the consolidated financial statements.

Interest rate risks

Net income may also be affected by changes in interest rates as they have a direct impact on borrowing costs and investment yields for the Valeo Group. Borrowing costs increase if interest rates on amounts payable by Valeo rise and the yield on investments is lower if interest rates on amounts loaned or invested decrease.

At December 31, 2004, Valeo's net indebtedness stood at €500 million, representing total borrowings of €1,395 million, less €895 million in cash and marketable securities. A significant portion of the total indebtedness is made up of €500 million worth of bonds issued in 2001, with a fixed interest rate of 5.625%, maturing in 2006, and €463 million worth of "Océane" bonds convertible for new shares or exchangeable for existing shares, issued in 2003 and maturing in 2011, bearing a fixed interest rate of 2.375%. In 2004, the €500 million bond issue was hedged by several variable rate swaps covering the total amount.

At December 31, 2004, the portion of the Group's net debt that would be impacted by a change in short-term interest rates amounted to €3 million (see note 17.2 to the consolidated financial statements). Therefore, a 1% change in interest rates would increase or reduce the Group's financial costs by €0.03 million.

Consolidated net interest expense totaled €31 million in 2004.

Maturities of the Group's long-term debt are provided in note 11.3 to the consolidated financial statements.

Equity risks

As stated in Note 11.5 to the consolidated financial statements, Valeo's portfolio of marketable securities primarily consists of money market mutual funds. However, Valeo is subject to equity risks in relation to treasury stock (1,037,804 shares at December 31, 2004). A 10% increase in Valeo's share price in relation to the price on December 31, 2004 would result in a gain of €2 million, whereas a 10% decrease would give rise to a loss of less than €3 million. These shares were purchased in connection with a shareholder-approved share buyback program.

5.2. Exceptional events and litigation

Asbestos-related risks

A provision is set aside for expenses relating to litigation in connection with the exposure of the Group's employees to asbestos or asbestos-based products. Valeo considers that this provision adequately covers the overall financial risk that can be reasonably estimated based on the current legal situation. In addition, Valeo has not manufactured or sold any products containing asbestos in North America.

Other claims and litigation and exceptional events

To the best of Valeo's knowledge no other claims, litigation, arbitration or exceptional events exist that are likely to have a material impact on the business, financial position, results or assets and liabilities of the Company and the Group.

5.3. Industrial and environmental risks

Liability for products and services sold

Valeo is exposed to risks of claims from customers under warranties or general liability concerning products and services sold. Current risks have been reasonably provisioned. Valeo is also subject to liability claims in relation to product or service defects which lead to property damage or injury. Valeo has taken out insurance to cover the financial consequences of any such claims (see paragraph 5.4 "Insurance").

Environmental risks

Valeo is subject to various forms of environmental regulations with different scopes of application depending on the country in which the Group operates. These regulations are constantly evolving, imposing increasingly strict environmental protection standards on the Group, especially concerning air-borne emissions, the use of dangerous substances and waste disposal. In line with these developments, Valeo has set up a database providing a list of banned and restricted substances in the automotive industry. Valeo's environmental policy, as described in the review of the Group's activities, aims to control and reduce environmental risks as far as possible. Valeo invests heavily every year in environmental protection measures and regularly carries out environmental audits of its subsidiaries.

5.4. Insurance – risk coverage

All Group companies have taken out insurance policies with first-rate insurance companies for all major risks which could have a material impact on its business, results or assets and liabilities.
The amount and form of cover and deductibles reflect standard practice in the automotive sector:

- the risks covered include property damage, business interruption, merchandise and equipment transportation, third party liability, occupational illnesses and accidents;
- insured values are subject to ceilings by risk group.

The table below provides details of the coverage limits by type of risk.

Type of insurance	Coverage limit (in euros)
General liability and product liability	100 million
Property damage/business interruption	1 billion
Directors and Officers liability	40 million
Transport	4.575 million per transport

Property damage cover is based on replacement value and business interruption cover on the margin lost over one year.

In 2004, insurance premiums paid out by the Group in connection with its insurance coverage totaled €13.9 million.

5.5. Other risks and labor relations

Dependence on the automotive sector and customers

Valeo's revenues depend directly on the level of automotive production throughout the world, and particularly in Europe and North America. Production may be affected by the general economic situation, specific governmental programs – such as vehicle purchase incentive schemes – commercial agreements, changes in regulations, or labor relations problems such as strikes or stoppages.

Valeo provides its products and services to the automobile sector in which the number of major players is limited. However, as Valeo has business relations with all of the major automakers, decreases in market share with one are generally offset by increases with another. Valeo's most significant automaker customer represents approximately 18% of original equipment consolidated sales and its five most important customers represent some 68%. The average customer payment period is approximately 70 days.

Dependence on new vehicle models

Equipment supply agreements for vehicle models generally take the form of open orders without any volume guarantees. Separate agreements are entered into for each function of a particular vehicle and they are generally valid for the life of the model. The Group's sales, results, and financial position can therefore all be impacted if a particular model is not a commercial success and/or if Valeo is not chosen as the supplier for a new generation of a vehicle model. Furthermore, in certain circumstances an automaker reserves the right to stop doing business with its supplier of its own volition during the life of a given model. However, these risks are largely diluted as Valeo offers a wide range of products and services for many different types of vehicle.

Intellectual property risks (patents)
Where possible and when justified by strategic technological considerations, Valeo registers patents to protect the intellectual property relating to industrial know-how and innovations from Group research. The geographical scope and duration of patent protection reflect standard practice in the automotive sector and are tailored to the requirements of the industrial Branches concerned. Patents are systematically and regularly reviewed. This approach provides the Group with a strong legal weapon against patent infringements. Valeo also relies on its production know-how to protect its technological advances. This know-how is leveraged to achieve the lowest possible production costs and in turn limit commercial opportunities for similar or competing products.

Contractual dependence
Valeo works with many different customers and suppliers and offers a wide range of products and services, thus significantly reducing the risk of its results being over-dependent on a particular contract or specific contractual clause.

Labor relations
Valeo considers that its labor relations are generally good. However, although the Group's policy aims to minimize the risks of labor disputes they cannot be ruled out, and the Group's business is necessarily susceptible to events such as strikes.

6. EMPLOYEE PROFIT SHARING AND INCENTIVE SCHEMES

Further to the creation of subsidiaries for Valeo's Clutches and Friction Materials activities at the beginning of 2002, commitments relating to employee incentive agreements previously signed by Valeo were transferred to the new subsidiaries.

The following amounts were paid out under Valeo employee incentive schemes over the past five years.

Year	Amount (in € thousands)
2004	-
2003	-
2002	-
2001	1,671
2000	2,139

No amounts were paid out under profit-sharing ("participation") schemes over the past five years.

7. EMPLOYEE STOCK OWNERSHIP

During 2004, Valeo launched an employee share issue under an authorization given at the Annual General Meeting of April 5, 2004.

Following this issue, on Decemeber 16, 2004, Valeo placed on record a capital increase through the issue of 1,575,296 new shares, including 400,653 subscribed by Société Générale in order to offer employees of subsidiaries in certain countries a leveraged formula equivalent to that offered through a corporate mutual found. The new shares were issued without pre-emptive subscription rights at a price of €23.65 per share.
The prospectus issued in connection with this operation was approved by the Autorité des Marchés Financiers on August 27, 2004 under no. 04-738.

As part of the new share issue reserved for employees, Thierry Morin, Chairman and Chief Executive Officer of Valeo, has subscribed to 153,617 units in the Valeorizon mutual fund, corresponding to 153.62 Company shares, and to 921.702 units in the Valeorizon+ mutual fund, granting the right to 7,373.62 shares as a result of the leverage effect. This represents an amount of €23.65 per unit and a total amount of €25,431.30.

FEES PAID BY THE GROUP TO THE AUDITORS AND MEMBERS OF THEIR NETWORKS

2004 (in € thousands)	PricewaterhouseCoopers Audit SA	%	RSM Salustro Reydel	%
AUDIT				
Statutory audit and contractual audits	4,574		1,854	
Other engagements	745		103	
Sub-total: audit	**5,319**	**95**	**1,957**	**96**
OTHER SERVICES				
Legal and tax advisory services	280		48	
Other	10		35	
Sub-total: other services	**290**	**5**	**83**	**4**
TOTAL	**5,609**	**100**	**2,040**	**100**

2003 (in € thousands)	PricewaterhouseCoopers Audit SA	%	RSM Salustro Reydel	%
AUDIT				
Statutory audit and contractual audits	4,008		1,681	
Other engagements	1,101		531	
Sub-total: audit	**5,109**	**93**	**2,212**	**95**
OTHER SERVICES				
Legal and tax advisory services	359		50	
Other	42		66	
Sub-total: other services	**401**	**7**	**116**	**5**
TOTAL	**5,510**	**100**	**2,328**	**100**

1. CHANGES IN CAPITAL

At December 31, 2004, Valeo's capital stock was represented by 83,709,024 common shares with a par value of €3, all fully paid and quoted on the Eurolist of Euronext.

Changes in capital since December 31, 2000 are as follows:

Year	Type of operation	Changes (in € millions)			Number of shares	New number of shares
		Par value	Premium	Total		
2000	Issuance of shares upon exercise of stock options	1	4	5	115,275	82,923,403
2001	Issuance of shares upon exercise of stock options	-	5	5	133,200	83,056,603
2002	Issuance of shares upon exercise of stock options	1	11	12	277,125	83,333,728
	Capital reduction by cancellation of treasury stock	-4	-	-4	1,200,000	82,133,728
2003	-	-	-	-	-	82,133,728
2004	Employee share issue	5	28	33	1,575,296	83,709,024

2. AUTHORIZED, UNISSUED CAPITAL

Securities concerned Date of Shareholders' Meeting (duration and expiry of authorization)	Maximum amount of issue	Maximum capital increase	Utilizations of authorizations during the year
ISSUES WITH PRE-EMPTIVE SUBSCRIPTION RIGHTS			
Capital increase – all securities (A) AGM of April 5, 2004 (maximum 26 months, expiring on June 5, 2006)	€1.52 billion of debt securities (A)+(C) ceiling = €2 billion	€76.22 million (A)+(B)+(C) ceiling = €100 million	None
Capital increase paid up by capitalizing income, retained earnings or additional paid-in capital (B) AGM of April 5, 2004 (maximum 26 months, expiring on June 5, 2006)		€76.22 million (A)+(B)+(C) ceiling = €100 million	None
ISSUES WITHOUT PRE-EMPTIVE SUBSCRIPTION RIGHTS			
Capital increase – all securities (C) AGM of April 5, 2004 (maximum 26 months, expiring on June 5, 2006)	€1.52 billion of debt securities (A)+(C) ceiling = €2 billion	€76.22 million (A)+(B)+(C) ceiling = €100 million	None
Issuance of shares with a discount to employee members of the Group Employee Savings Plan (PEG) or International Employee Savings Plan (PEGI) and to retirees and early retirees who are members of the Group Employee Savings Plan AG du 5 avril 2004 (maximum 5 years, expiring on April 5, 2009)		€3.54 million	€3,523,929 capital increase
Issuance of shares without a discount to employee members of the Group International Employee Savings Plan (PEG) AGM of April 5, 2004 (maximum 5 years, expiring on April 5, 2009)		€150,000	None
Issuance of shares with equity warrants to employee members of the Group International Employee Savings Plan (PEG) AGM of April 5, 2004 (maximum 5 years, expiring on April 5, 2009)		€570,000	None

Securities concerned Date of Shareholders' Meeting (duration and expiry of authorization)	Maximum amount of issue	Maximum capital increase	Utilizations of authorizations during the year
Share issue subscribed by Société Générale AGM of April 5, 2004 (maximum 1 year, expiring on April 5, 2005)	580,000 shares	€1.74 million	€1,201,959 capital increase
Employee share issue (stock options) AGM of April 5, 2004 (maximum 38 months, expiring on June 5, 2007)	1.5 million shares		Grant of 1,123,200 stock subscription options*

* Under the twelfth resolution of the General Shareholders' Meeting of April 5, 2004, the Board of Directors is authorized to grant stock purchase and/or subscription options exercisable for a maximum of 1,500,000 shares which may be new or existing shares or a combination of the two. This authorization was used to grant 1,123,000 stock subscription options and 280,000 stock purchase options, leaving a further 96,000 options available for grant.

3. OTHER EQUITY SECURITIES

3.1. Convertible/exchangeable bonds

Under the terms of the authorization granted by the General Shareholders' Meeting of June 10, 2002 (and confirmed on March 31, 2003 when the Company's management structure was changed), on July 25, 2003 Valeo issued 9,975,754 bonds convertible for new shares or exchangeable for existing shares (OCEANE) with a total nominal value of €462,874,985.60. The conversion/ exchange ratio applicable to these bonds is one Valeo share (subject to the adjustments provided for) for one bond. The interest on these bonds is 2.375% per annum and they mature on January 1, 2011. As of March 15, 2005, all of the bonds were outstanding. They are quoted on the Eurolist of Euronext.

3.2. Stock option plans

This table on page 129 presents the stock option plans put in place since 1996.
As of March 15, 2005, 726,939 stock purchase options were outstanding, and 5,750,036 stock subscription options were outstanding carrying rights to the same number of new shares.

4. OTHER SECURITIES

The General Shareholders' Meeting of June 10, 2002 granted the Management Board a five-year authorization ending on June 10, 2006 to issue bonds subject to a ceiling of €2 billion. This authorization was confirmed on March 31, 2003 at the time of the change in Valeo's Management structure.

Under the terms of the authorization granted by the General Shareholders' Meeting of May 27, 1998, Valeo issued €500 million worth of bonds on July 13, 2001 maturing on July 13, 2006, with a fixed annual interest rate of 5.625%. The bonds are quoted on the Luxembourg stock exchange.

A Euro Medium-Term Note (EMTN) program was set up in October 2002 and renewed on November 20, 2003 for a maximum amount of €2 billion. This program expired on November 20, 2004. No notes were issued by the Company under this program in 2004. The renewal of this program within the limit of a maximum nominal amount of €2 billion, as authorized by the Board of Directors of November 8, 2004, was effective on March 11, 2005.

Stock option plans

	1996	1997	1998	1999	2000	2001	2002	2003	2004
Date of Shareholders' Meeting	05/21/1996 500,000 (5 years and 3 months)	05/21/1997 500,000 (5 years and 3 months)	05/27/1998 500,000 (6 years)	05/25/1999 500,000 (6 years)	05/25/2000 800,000 (8 years)	05/09/2001 1,000,000 (8 years)	06/10/2002 1,500,000 (8 years)	03/31/2003 1,500,000 (8 years)	04/05/2004 1,500,000 (8 years)
Date of the Board of Directors/ Supervisory Board/ Management Board meeting	1-01/21/1999 2-10/14/1999	2-10/14/1999	2-10/14/1999 3-04/12/2000 4-05/25/2000 5-10/17/2000	5 - 10/17/2000	5 - 10/17/2000 6 - 03/21/2001 7 - 12/07/2001	7- 12/07/2001 8 - 12/10/2001	9 - 07/01/2002 10 - 11/25/2002 11 - 03/31/2003	11 - 03/31/2003 12 - 11/06/2003	13 - 11/08/2004
Aggregate number of shares to be subscribed or purchased	1 - 0 2–60,375	2-500,000	2-289,625 3-37,500 4-50,000 5-122,875	5 – 500,000	5 – 677,125 6 – 80,000 7 - 42,875	7 – 557,125 8 – 442,875	9 – 420,000 10 – 600,000 11 – 480,000	11 – 220,000 12 - 1,280,000	13 – 1,404,000
Including conditional:			3-35,625			7 – 300,000			
Including number of shares to be subscribed or purchased by management (excluding corporate officers) Number of persons concerned: 31	1-0 2-0	2-81,500	2-0 3-0 4-0 5-0	5 – 4,000	5 – 165,000 6 - 0 7 - 0	7 – 300,000 8 – 133,000	9 – 2,500 10 – 141,500 11 – 57,000	11 – 43,750 12 – 183,250	13 – 212,000
Including number of shares to be subscribed or purchased (9 persons with an equal number in tenth position)	1 - 0 2 - 0	2-62,500	2-0 3-0 4-0 5-0	5 – 4,000	5 – 135,000 6 - 0 7 - 0	7 – 300,000 8 - 104 ,500	9 - 0 10 – 93,500 11 – 45,000	11 – 38,750 12 – 133,250	13 – 168,000
Start date of exercise period	2:50%-2 years; 100%-3 years	2:50%-2 years; 100%-3 years	3: 100% conditional 4: 100% immediate 2 & 5: 50%-2 years; 100%-3 years	5: 50%-2 years; 100%-3 years	5: 50%-2 years; 100%-3 years 6: 100% immediate 7: 50% immediate; 50% conditional	7: 50% immediate; 8: 50%-2 years; 100%-3 years	9, 10 & 11: 50%-2 years; 100%-3 years	11 & 12: 50%-2 years; 100%-3 years	13: 50%-2 years; 100%-3 years
Expiry date	1-04/20/2004 2-01/13/2005	2-01/13/2005	2-10/13/2005 3-04/11/2006 4-05/24/2006 5-10/16/2006	5-10/16/2006	5-10/16/2008 6-03/20/2009 7-12/06/2009	7-12/06/2009 8-12/09/2009	9-06/30/2010 10-11/24/2010 11-03/30/2011	11-03/30/2011 12-11/05/2011	13-11/07/2012
Subscription price	1 - €67.40 2 - €70.32	2-€70.32	2 - €70.32 3 - €54.52 4 -€60.70 5 - €48.00	5 - €48.00	5 - €48.00 6 - €55.82 7 - €42.48	7 - €42.48 8 - €42.69	9 - €43.84 10 - €28.30 11 - €23.51	11 - €23.51 12 - €32.91	13 - €28.46
Terms and conditions of exercise	-	-	-	-	-	-	-	-	
Number of shares subscribed at December 31, 2004 (total)	0	0	0	0	0	0	0	0	0
Stock options cancelled during the fiscal year	1 - 105,000	2 – 25,500	2 - 17,250 3 - 0 4 – 0 5 - 0	5 – 40,000	5 – 40,000 6 - 0	7 - 0 8 – 25,500	9- 26,700 10 – 36,000 11 – 10,000	11 – 34,250 12 – 137,500	13 - 0
Outstanding stock options at Dec. 31, 2004	1 - 0 2 - 0	2 – 317,250	2 – 168,000 3 – 35,625 4 – 50,000 5 - 0	5 – 401,750	5 – 467,000 6 – 80,000 7 – 42,875	7 – 557,125 8 – 370,300	9 – 294,300 10 – 504,500 11 – 462,000	11 - 179,750 12 – 1,142,500*	13 – 1,404,000**

* On November 6, 2003, the Board of Directors granted 1,280,000 options, including 780,000 stock subscription options and 500,000 stock purchase options. As of December 31, 2004, 1,142,500 options were outstanding including 696,361 stock subscription options and 446,139 stock purchase options.

** On November 8, 2004, the Board of Directors granted 1,404,000 stock options, including 1,123,200 stock subscription options and 280,800 stock purchase options. None of these options had been exercised as of December 31, 2004.

1. CHANGES IN OWNERSHIP STRUCTURE SINCE 2000

	Groupe Wendel Investissement	Caisse des Dépôts et Consignations**	Franklin Resources Inc. (USA)	Treasury stock	Public
December 31, 2000					
Number of shares	16,688,977	6,732,669		270,654	59,231,103
%	20.13	8.12		0.33	71.42
Number of voting rights*	27,647,985	8,320,809			63,527,541
%	27.79	8.36			63.85
December 31, 2001					
Number of shares	16,688,977	7,266,919	6,675,969	539,827	51,884,911
%	20.09	8.75	8.04	0.65	62.47
Number of voting rights*	27,695,087	8,855,059	6,675,969		56,112,747
%	27.88	8.91	6.72		56.49
December 31, 2002					
Number of shares	**7,724,045**	**6,466,767**	**10,545,587**	**605,130**	**56,792,199**
%	**9.40**	**7.87**	**12.84**	**0.74**	**69.15**
Number of voting rights*	**14,600,490**	**8,981,251**	**10,545,587**		**57,360,914**
%	**15.96**	**9.82**	**11.53**		**62.69**
December 31, 2003					
Number of shares	8,186,045	5,566,391	8,852,446	1,018,618	58,510,228
%	9.97	6.78	10.78	1.24	71.23
Number of voting rights*	8,186,045	7,182,146	8,852,446	0	58,663,973
%	9.88	8.67	10.68	0	70.77
December 31, 2004					
Number of shares	8,186,045	5,367,080	8,465,610	1,037,804	60,652,485
%	9.78	6.41	10.11	1.24	72.46
Number of voting rights*	8,186,045	6,982,835	8,465,610	0	60,816,647
%	9.69	8.27	10.02	0	72.02

* Shares registered in the name of the same holder for at least four years qualify for double voting rights.

** Caisse des Dépôts et Consignations interest held in own account.

To the best of the Company's knowledge, the only shareholders directly or indirectly holding 5% or more of the Company's capital or voting rights at December 31, 2004 were Franklin Resources, Inc. (USA), Wendel Investissements, and Caisse des Dépôts et Consignations.

On December 29, 2004, Franklin Resources, Inc. (USA) declared that it held 10.31% of the Company's capital and 10.19% of its voting rights, thus increasing its interest by a multiple of the 2% statutory disclosure threshold (compared to its previous declaration of August 25, 2004).
At December 31, 2004, Franklin Resources, Inc. held 10.11% of the capital and 10.02% of the voting rights, based on the share capital and voting rights calculated further to new share issues reserved for employees and for the Société Générale.

On December 31, 2004, Caisse des Dépôts et Consignations (CDC) declared that it held 6.41% of the Company's capital, thus reducing its interest by a multiple of the 2% statutory disclosure threshold (compared to its previous declaration of August 20, 2004).

To the best of the Company's knowledge, the only shareholders directly or indirectly holding 2% or more of the Company's capital or voting rights at December 31, 2004 were Franklin Resources, Inc. (USA), Boston Company Asset Management, Taube, Hodson, Stonex Partners Ltd., the Wendel Investissement group and the Caisse des Dépôts et Consignations group.

On December 16, 2004, Valeo carried out an employee share issue. As of December 31, 2004, employees held a total of 1,174,643 Valeo shares under Group employee stock ownership plans, directly or through two corporate mutual funds, representing 1.40% of the capital.

To the best of the Company's knowledge, there exists no shareholders' pact.

2. DISCLOSURE THRESHOLDS

Since the General Meeting of March 31, 2003, article 9 of the Valeo bylaws states that, in addition to the thresholds laid down by article L.233-7 of the French Commercial Code, any individual or legal entity, acting alone or in concert, that holds - directly or indirectly - over 2% of the Company's capital or voting rights, is required to disclose to the Company by registered letter with return receipt requested that the said disclosure threshold has been exceeded. Said disclosure must be made within 15 days from the date when the threshold is exceeded and the shareholder concerned must state their own identity as well as that of any parties acting in concert with the shareholder. This disclosure obligation also applies to the acquisition of any additional 2% interest in the Company's capital or voting rights, as well as to the reduction of a shareholding to below 2% or any multiple thereof.

Non-compliance with the above obligations is subject to the penalties set forth in article L.233-14 of the French Commercial Code, at the request of one or several shareholders together holding at least 2% of the Company's capital or voting rights, as recorded in the minutes of the General Shareholders' Meeting.

3. IDENTIFICATION OF SHAREHOLDERS

Registered and bearer shares are recorded in shareholders' accounts in accordance with applicable laws and regulations.

However, a bank, broker or other intermediary may register on behalf of shareholders who are domiciled outside France in accordance with article 102 of the French Civil Code. This registration may be made in the form of a joint account or several individual accounts, each corresponding to one shareholder. Any such intermediary must inform the Company or the intermediary managing the Company's account that it is holding the shares on behalf of another party.

The Company is entitled to identify all holders of shares and other securities redeemable, exchangeable, convertible or otherwise exercisable for shares carrying rights to vote at General Shareholders' Meetings, in accordance with the procedure provided in article L.228-2 et seq. of the French Commercial Code.

In accordance with the applicable laws and regulations, the Company is entitled to request, at any time, from the central depository responsible for its securities issues account, in exchange for a fee, the name - or, in the case of corporate shareholders, the registered name -, nationality, year of birth - or, in the case of corporate shareholders, the year of incorporation - and address of holders of bearer shares and other securities redeemable, exchangeable, convertible or otherwise exercisable for shares carrying rights to vote at General Shareholders' Meetings, together with details of the number of shares held by each such shareholder and of any restrictions applicable to the securities concerned.

Based on the list provided by the above-mentioned organization, where the Company considers that shares may be held on behalf of third parties, it may request, in accordance with the same conditions, either through the organization or directly from the parties mentioned on the list, the same information concerning the holders of the shares. If one of the parties mentioned on the list is a bank, broker or other intermediary, it must disclose the identity of the shareholders for whom it is acting. The information is therefore provided directly to the financial intermediary managing the Company's share account, which shall pass on said information either to the Company or the above-mentioned central depositary, as applicable.

For registered shares and other securities redeemable, exchangeable, convertible or otherwise exercisable for shares, any intermediary holding the securities on behalf of a third party must disclose the identity of the person or entity for whom it is acting as well as the number of shares held by each, upon simple request by the Company or its representative, which may be made at any time.

The Company may also request from any corporate shareholder holding over 2.5% of the Company's capital or voting rights, information concerning the identity of persons or companies holding either directly or indirectly over one third of the corporate shareholder's capital or voting rights.

If an individual or corporate shareholder is asked to provide information in accordance with the above conditions and fails to provide it by the applicable deadline, or provides incomplete or incorrect information, the shares or other securities redeemable, exchangeable, convertible or otherwise exercisable for shares recorded in the shareholder's account shall be stripped of voting rights for all Shareholders' Meetings held until the identification request has been fulfilled, and the payment of any corresponding dividends shall also be deferred until that date.

In addition, if an individual or company registered in the Company's shareholders' account deliberately ignores their obligations, the Company or one or more shareholders holding at least 5% of the Company's capital may apply to the court of the place in which the Company's registered office is located to obtain an order to totally or partially strip the shares concerned of their voting rights and the corresponding dividend, for a maximum period of five years.

1. VALEO'S SHARE PERFORMANCE OVER 18 MONTHS

Date	Cours (en euros) d'émission			Trading volume	Trading volume
	High	Low	Closing (average)	(no. of shares)	(value - in € millions)
September-03	36.40	31.35	34.28	10,878,976	374.31
October-03	35.10	30.72	32.21	11,008,855	358.35
November-03	33.62	30.58	32.39	7,262,113	234.33
December-03	32.79	30.22	31.20	7,532,902	235.34
January-04	35.88	31.00	33.52	11,303,089	379.98
February-04	37.26	32.67	35.25	11,048,888	388.83
March-04	38.35	32.27	34.91	9,307,215	326.71
April-04	36.10	32.53	34.28	9,727,150	333.34
May-04	34.94	31.50	33.32	8,873,456	294.40
June-04	34.72	31.50	33.12	8,184,871	271.29
July-04	34.70	31.70	32.66	8,333,361	273.94
August-04	34.47	31.50	32.52	5,880,355	191.46
September-04	34.31	29.01	32.17	11,962,329	379.80
October-04	30.05	27.22	28.43	18,903,564	536.40
November-04	30.95	28.62	29.88	8,488,521	253.96
December-04	31.20	28.06	29.53	11,841,115	345.38
January-05	32.70	30.25	31.71	11,542,088	366.26
February-05	37.30	31.31	34.43	16,523,262	574.65

Source: EURONEXT PARIS

2. SHARE BUYBACK PROGRAM

In the seventh resolution of the Combined Shareholders' Meeting held on second call on April 5, 2004, the shareholders granted the Board of Directors an eighteen-month authorization to purchase the Company's shares in accordance with article L.225-209 et seq. of the French Commercial Code. Under this authorization the shares may be bought back on one or more occasions, by any method including over the counter or the implementation of options strategies, based on market opportunities.

This authorization superseded, for the unexpired period, the unused portion of the authorization granted in the fifth resolution of the Combined Shareholders' Meeting held on March 31, 2003.

The number of shares that may be acquired under this authorization may not represent over 10% of the Company's capital. The purchase price may not exceed €70 per share.

The objectives of the share buyback program are as follows in declining order of priority:

- to stabilize the share price by systematically trading against stock market trends;
- to attribute shares (in payment for assets, in exchange for shares in another company or otherwise) in connection with acquisitions;
- to attribute shares on redemption, conversion, exercise or exchange of share equivalents;
- to purchase shares with a view to canceling all or some of them;

- to allocate shares under stock option plans in accordance with articles L.225-177 et seq. of the French Commercial Code;
- to award shares to employees by way of profit-sharing bonuses and in connection with company savings plans;
- or to hold, sell or transfer the shares in connection with the management of the Company's assets and liabilities and its financial position.

In the thirteenth resolution of the same meeting, the shareholders renewed the authorization granted in the eleventh resolution of the Shareholders' Meeting of June 10, 2002 (as confirmed at the General Meeting of March 31, 2003 at the time of the change in the Group's Management structure), enabling the Board of Directors to cancel shares acquired under the above mentioned share buyback program, provided that the aggregate number of shares canceled in any given period of twenty-four months does not exceed 10% of the Company's capital. This authorization was given for a period of twenty-six months.

The 2004 renewal of the share buyback program was described in an information memorandum approved by the French securities regulator (Autorité des Marchés Financiers, or AMF) on March 9, 2004 (visa.no.04-139).

In 2004, Valeo carried out a number of transactions under the above-mentioned share buyback program. A total of 997,009 shares were purchased at an average price of €33.59, and 977,823 shares were sold at an average price of €34.47.

At December 31, 2004, the Group held 1,037,804 of its own shares, purchased at an average price of €33.48 (1.24% of capital stock). None of these shares have been pledged.

On April 20, 2004, Valeo entered into a liquidity agreement with CAI Cheuvreux. This agreement complies with the AFEI (French Association of Investment Companies) code of ethics approved by the Commission des Opérations de Bourse (the predecessor of the AMF) on April 10, 2001, in accordance with COB rule 90-04.

On October 13, 2004 the Commission Regulation of December 22, 2003 implementing Directive 2003/6/EC of Janury 28, 2003 ("Market Abuse Directive") came into effect. The Market Abuse Directive sets out objectives of share buyback programs that may be deemed "legitimate" (i.e. not constitutive of market manipulation). In light of the above, at the General Shareholders' Meeting to be held on April 21, 2005, on first call, or on May 3, 2005 on second call, the Board of Directors will invite shareholders to renew the buyback program by voting the following resolutions:

Sixth resolution (Authorization granted to the Board of Directors to trade in the Company's shares)
Having reviewed the report of the Board of Directors and the information memorandum approved by the AMF, in accordance with articles L.225-209 et seq. of the French Commercial Code, the General Shareholders' Meeting authorizes the Board of Directors, and, by delegation, any other person duly authorized, to purchase Valeo shares for the following purposes (inter alia):

- for allocation under stock option plans in accordance with articles L.225-177 et seq. of the French Commercial Code;
- to award shares to Group employees by way of profit-sharing bonuses and in connection with company savings plans, on the terms and by the methods provided for by law (particularly articles L.443-1 et seq. of the Labor Code);
- to grant bonus shares in accordance with articles L. 225-197-1 et seq. of the French Commercial Code;
- to attribute shares on the exercise of rights attached to share equivalents, through redemption, conversion, exchange, presentation of a warrant, or otherwise;
- to cancel all or some of the shares purchased, provided that the Extraordinary Shareholders' Meeting votes the seventeenth resolution set out below;
- for attribution (in payment for assets, in exchange for shares in another company or otherwise) in connection with external growth transactions;
- to be used in accordance with a liquidity agreement entered into with an investment services provider, including for the purposes of market making.

The ceilings relating to the number of Valeo shares purchased under this authorization are as follows:

- the number of shares which the Company may purchase during the share buyback program may not represent over 10% of the Company's share capital – i.e. for information purposes, representing 83,709,024 shares at December 31, 2004;
- the number of Valeo shares held by the Company at any one time may not represent over 10% of the Company's capital stock.

The total amount allocated to the above-mentioned share buyback program may not exceed €600 million.
The shares may be purchased, sold or transferred at any time (including during a public tender offer), by any appropriate method on the market or over-the-counter, including by means of a block purchase or sale of shares, or through the use of options or other forward financial instruments traded on a regulated market or over-the-counter, or by issuing marketable securities, convertible, exchangeable, redeemable or otherwise exercisable for shares. The entire buyback program may be carried out by means of a block purchase or transfer of shares.
The maximum purchase price for shares acquired under this resolution shall be €70 per share.
This authorization cancels and replaces, with immediate effect, the unused portion of all earlier authorizations given to the Board of Directors to trade in the Company's shares. It is given for a period of eighteen months as from the date of this Meeting.
In the event of any transaction affecting shareholders' equity, including a change in the par value of shares, a capital increase paid up by capitalizing reserves, a bonus share issue, a stock-split or reverse stock-split, a distribution of reserves or any other assets, or the amortization of capital stock, the Board of Directors may adjust the above purchase price per share to take into account the impact on the share price of any such transactions.
The General Shareholders' Meeting grants full powers to the Board of Directors, and, by delegation, to any person duly authorized by the Board, to use this authorization, and where necessary to set the terms and conditions applicable thereto, to carry out the share buyback program and notably to place any stock market orders, enter into any and all agreements including for recording purchases and sales, to carry out any and all filing and other formalities with the AMF or any other institution, and generally do whatever is necessary.

Seventeenth resolution (Authorization granted to the Board of Directors to reduce the Company's capital by canceling shares)
The Extraordinary Shareholders' Meeting, having reviewed the report of the Board of Directors and the Statutory Auditors' special report, authorizes the Board of Directors to reduce the Company's capital on one or more occasions, at the times and in the proportions that it thinks fit, by canceling Valeo shares, subject to the limits prescribed by law, in accordance with articles L.225-209 et seq. of the French Commercial Code.
The number of shares cancelled during any period of twenty-four months may not exceed 10% of the Company's issued capital, as adjusted to take into account any transactions impacting the Company's capital stock subsequent to this General Shareholders' Meeting, i.e. representing, for information purposes, 83,709,024 shares at December 31, 2004.
This authorization cancels and replaces, with immediate effect, the unused portion of all earlier authorizations given to the Board of Directors to reduce the Company's capital by canceling shares.
It is given for a period of twenty-six months as from the date of this Meeting.
The Extraordinary Shareholders' Meeting grants full powers to the Board of Directors, and, by delegation, to any person duly authorized by the Board, to cancel shares and reduce the Company's capital in accordance with this authorization, to make the required amendments to the Company's bylaws and to carry out all formalities.

3. DIVIDENDS

Dividends per share over the past five years were as follows:

	1999	2000	2001	2002	2003
Gross dividend per share (in €)*	2.25	2.03	1.05	1.50	1.57
Net dividend per share (in €)	1.50	1.35	0.70	1.00	1.05
"Avoir fiscal" tax credit (in €)*	0.75	0.68	0.35	0.50	0.5
Total dividend (excluding tax credit – in € millions)	124	112	58	81	86

* for shareholders entitled to a 50% tax credit

In view of the Group's results in 2004, at the General Shareholders' Meeting held to approve the accounts for the year, the Board of Directors will recommend a net dividend of €1.10 per share, compared to a net dividend of €1.05 in 2003.

As the dividend distribution rate is not fixed, future dividend payments will depend on the Group's results as well as the financing required to drive future growth. The Company cannot guarantee the amount of dividends to be paid for any particular year.

MAIN INDUSTRIAL AND COMMERCIAL ENTITIES

Direct and indirect stakes by country (% of interest) at December 31, 2004

Industrial | Commercial (boxed)

European Union	France	VALEO EMBRAYAGES 100	VALEO MATERIAUX DE FRICTION 100	VALEO SWITCHES & DETECTION SYSTEMS 100	VALEO EQUIPEMENTS ELECTRIQUES MOTEUR 100	VALEO SECURITE HABITACLE 100	VALEO SYSTEMES D'ESSUYAGE 100	VALEO PLASTIC OMNIUM SNC 50	VALEO VISION 100	VALEO ELECTRONIQUE & SYSTÈMES DE LIAISON 100	D.A.V. 100
European Union	Germany	VALEO BELEUCHTUNG DEUTSCHLAND GmbH 100	VALEO SCHALTER UND SENSOREN GmbH 100	TELMA RETARDER DEUTSCHLAND GmbH 100	VALEO WISCHERSYSTEME GmbH 100	VALEO SICHERHEITS-SYSTEME GmbH 100	VALEO KLIMASYSTEME GmbH 100	VALEO MOTOREN UND AKTUATOREN GmbH 100	ZEXEL VALEO COMPRESSOR EUROPE GmbH 50	VALEO SERVICE DEUTSCHLAND GmbH 100	
European Union	Belgium, U.K., Netherlands, Sweden	VALEO VISION BELGIQUE 100	VALEO SERVICE BELGIQUE 100	TELMA RETARDER LIMITED (U.K.) 100	VALEO CLIMATE CONTROL LIMITED (U.K.) 100	VALEO SERVICE UK LIMITED (U.K.) 100	VALEO SERVICE BENELUX B.V. (Netherlands) 100	VALEO ENGINE COOLING A.B. (Sweden) 100			
European Union	Italy, Spain, Portugal	VALEO S.p.a. (Italy) 99.9	VALEO SICUREZZA ABITACOLO S.p.a. (Italy) 99.9	VALEO SISTEMI DI CLIMATIZZAZIONE S.p.a. (Italy) 100	VALEO CABLAGGI E COMMUTAZIONE Srl (Italy) 100	CABLAUTO Srl (Italy) 100	CAVISUD Srl (Italy) 100	VALEO SERVICE ITALIA S.p.a. (Italy) 99.9	VALEO ESPANA S.A. 100	VALEO MATERIALES DE FRICCION S.A. (Spain) 100	VALEO COMPONENTES AUTOMOVILES S.A. (Spain) 100
European Union	Hungary, Poland, Czech Republic, Slovakia, Slovenia	VALEO AUTO ELECTRIC HUNGARY LLC (Hungary) 100	VALEO ELECTRIC AND ELECTRONIC SYSTEMS Sp.zo.o (Poland) 100	VALEO AUTOSYSTEMY Sp.zo.o. (Poland) 100	VALEO SERVICE EASTERN EUROPE Sp.zo.o. (Hungary) 100	VALEO VYMENIKY TEPLA Sro (Czech Republic) 100	VALEO AUTOKLIMATIZACE Sro (Czech Republic) 100	SYLEA TCHEQUIA Sro (Czech Republic) 100	ZEXEL VALEO COMPRESSOR CZECH Sro (Czech Republic) 50	VALEO SLOVAKIA Sro (Slovakia) 100	VALEO KABLI d.o.o. (Slovenia) 100
Other European countries		VALEO OTOMOTIV SISTEMLERI ENDUSTRISI A.S. (Turkey) 100	VALEO OTOMOTIV DAGITIM A.S. (Turkey) 100	NURSAN ED (Turkey) 40	NURSAN OK (Turkey) 40	VALEO ELECTRONICE SI SISTEME DE CONECTARE ROMANIA Srl (Romania) 100					
North America	United States	VALEO INC. 100	VALEO FRICTION MATERIALS INC. 100	VALEO INVESTMENT HOLDINGS INC. 100	VALEO ELECTRICAL SYSTEMS INC. 100	VALEO CLIMATE CONTROL CORP. 100	VALEO SYLVANIA LLC 50	TELMA RETARDER INC. 100	VALEO AFTERMARKET INC. 100	VALEO SWITCHES & DETECTION SYSTEMS INC. 100	VALEO RAYTHEON SYSTEMS INC. 66.6
North America	Mexico	VALEO MAT. DE FRICCION DE MEXICO SA de CV 100	VALEO SISTEMAS ELECTRICOS SA de CV 100	VALEO TERMICO SA de CV 100	DELMEX DE JUAREZ S. de R.L. de CV 100	VALEO SISTEMAS ELECTRONICOS S. de R.L. de CV 100	VALEO CLIMATE CONTROL DE MEXICO SA de CV 100	VALEO SYLVANIA ILUMINACION S. de R.L. de CV 50	TELMA RETARDER DE MEXICO SA de CV 100		
South America		VALEO SISTEMAS AUTOMOTIVOS Ltda (Brazil) 100	VALEO CLIMATIZACAO BRASIL Ltda (Brazil) 100	VALEO EMBRAGUES ARGENTINA S.A. 68	EMELAR S.A. (Argentina) 68	CIBIE ARGENTINA S.A. 100	VALEO TERMICO ARGENTINA S.A. 100	DAV ARGENTINA S.A. 100	MIRGOR SACIFIA (Argentina) 26	INTERCLIMA S.A. (Argentina) 26	
Africa		CABELEC (Morocco) 100	CABLINAL MAROC S.A. (Morocco) 100	CABLEA MAROC (Morocco) 100	VALEO BOUZNIKA, S.A. (Morocco) 100	CABLEA TUNISIE (Tunisia) 100	« STC » SOCIETE TUNISIENNE DE CABLAGES (Tunisia) 100	SYLEA TUNISIE (Tunisia) 100	VALEO EMBRAYAGES TUNISIE S.A. (Tunisia) 100	DAV TUNISIE (Tunisia) 100	VALEO SYSTEMS SOUTH AFRICA (Proprietary) Limited 51
Asia	South Korea	VALEO ELECTRICAL SYSTEMS KOREA Ltd 100	VALEO PYEONG HWA Co. Ltd 50	VALEO PYEONG HWA DISTRIBUTION Co. Ltd 50	ZEXEL VALEO CLIMATE CONTROL KOREA Co. Ltd 50						
Asia	China	VALEO WENLING AUTO. SYSTEMS COMPANY LIMITED 55	HUBEI VALEO AUTOLIGHTING COMPANY LTD 75	VALEO AUTO. AIR CONDITIONING HUBEI Co. Ltd 33	FAW ZEXEL CLIMATE CONTROL SYSTEMS Co. Ltd 21.9	NANJING VALEO CLUTCH Co. Ltd 50	VALEO SHANGHAI AUTO. ELECTRIC MOTORS & WIPER SYSTEMS Co. Ltd 55	SHANGHAI VALEO AUTO. ELECTRICAL SYSTEMS COMPANY LIMITED 50	HUADA ZEXEL AUTOMOTIVE AIR CONDITIONER Co. Ltd 15	VALEO LIGHTING HUBEI TECHNICAL CENTER Co. Ltd 100	
Asia	Japan	VALEO ENGINE COOLING CORPORATION 100	VALEO UNISIA TRANSMISSIONS K.K. 66	ZEXEL VALEO CLIMATE CONTROL CORPORATION 50	ZEXEL LOGITEC COMPANY 50	ICHIKOH INDUSTRIES 22.7					
Asia	India	VALEO FRICTION MATERIALS INDIA LIMITED 60	AMALGAMATIONS VALEO CLUTCH PRIVATE LIMITED 50								
Asia	Thailand, Indonesia	ZEXEL SALES (THAILAND) Co. Ltd 19.5	SIAM ZEXEL Co. Ltd (Thailand) 19.5	ZEXEL VALEO COMPRESSOR (THAILAND) Co. Ltd 48.1	ZEXEL CLUTCH (THAILAND) Co. Ltd 48.1	PT ZEXEL AC INDONESIA 24.5					

VALEO LIAISONS ELECTRIQUES	SC2N	CABLEA	VALEO FOUR SEASONS	TELMA	VALEO SERVICE	VALEO SYSTEMES THERMIQUES	VALEO FURUKAWA WIRING SYSTEMS
100	100	100	50	100	100	100	50

VALEO TERMICO S.A. (Spain)	VALEO ILUMINACION S.A. (Spain)	VALEO PLASTIC OMNIUM S.L. (Spain)	TELMA RETARDER ESPANA S.A.	VALEO SISTEMAS ELECTRICOS S.L. (Spain)	VALEO SISTEMAS DE SEGURIDAD Y DE CIERRE S.A. (Spain)	VALEO CLIMATIZACION S.A. (Spain)	VALEO SISTEMAS DE CONEXION ELECTRICA S.L. (Spain)	VALEO SERVICE ESPANA S.A.	CABLINAL PORTUGUESA	CABLAGENS DO AVE (Portugal)
100	99.7	50	100	100	100	100	100	100	100	100

SELECTIVE TECHNOLOGY INC.
50

STATEMENT BY THE PERSON RESPONSIBLE FOR THE FRENCH "DOCUMENT DE RÉFÉRENCE" FILED WITH THE FRENCH SECURITIES REGULATOR (AUTORITÉ DES MARCHÉS FINANCIERS)

To the best of my knowledge, the information contained in the "document de référence" (Reference Document) is correct. It includes all the information required by investors to form an opinion concerning the assets and liabilities, business, financial position, results and outlook of the Company and no information has been omitted that would be likely to alter an investor's opinion.

Paris, March 29, 2005.

Chairman and Chief Executive Officer
Thierry MORIN

This is a free translation into English of the Statutory Auditors' statement issued in the French language and is provided solely for the convenience of English speaking readers. This statement should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of Valeo SA and as required by articles 211-1 to 211-42 of the General Regulations issued by the "Autorité des Marchés Financiers", we have examined in accordance with French professional standards the information about the financial position and the historical accounts included in the "Document de Référence".

The "Document de Référence" is the responsibility of the Chairman and Chief Executive Officer of Valeo. Our responsibility is to express an opinion on the fairness of the information about the financial position and the accounts contained therein.

Our procedures, which were performed in accordance with French professional standards, consisted in assessing the fairness of the information about the financial position and the accounts and verifying that this information agrees with the audited financial statements, reading the other information contained in the "Document de Référence" in order to identify any material inconsistencies with the information about the financial position and the accounts, and reporting any manifestly incorrect information that came to our attention, based on our overall knowledge of the Company, as acquired during our assignment. The "Document de Référence" does not contain any forward-looking information determined according to a structured process.

We audited the financial statements of the Company and the Group for the years ended December 31, 2004 and 2003, as approved by the Board of Directors, and for the year ended December 31, 2002, as approved by the Management Board. Our audits were performed in accordance with auditing standards generally accepted in France. Our reports on these financial statements were free of qualifications or observations, with the exception of the following:

- Our report on the consolidated financial statements for the year ended December 31, 2004 includes an observation which does not qualify our opinion but draws attention to the impact of the changes resulting from the first-time application of CNC recommendation 2003-R.01 on the accounting treatment and measurement of pensions and other employee benefits.

- Our report on the consolidated financial statements for the year ended December 31, 2002 contains an observation which does not qualify our opinion but draws attention to the impact of applying CRC rule 2000-06 on liabilities as from January 1, 2002.

Based on the procedures described above, we have nothing to report with respect to the fairness of the information about the financial position and the accounts contained in the "Document de Référence".

Paris, March 29, 2005

The Statutory Auditors

PricewaterhouseCoopers Audit		RSM Salustro Reydel	
Serge Villepelet	Jean-Christophe Georghiou	Jean-Pierre Crouzet	Emmanuel Paret

This "Document de Référence" includes the Statutory Auditors' the report on the consolidated financial statements at December 31, 2004 (pages 105). This report sets out the justification for the assessments made by the Statutory Auditors pursuant to article L. 225-235 of the French Commercial Code.

Page 66 of this "Document de Référence" also includes the Statutory Auditors' report, drawn up in accordance with the last paragraph of article L. 225-235, on the report by the Chairman of the Company's Board of Directors on internal control procedures relating to the preparation and processing of accounting and financial information.

CHECKLIST

AMF

The French version of the "document de référence" was filed with the Autorité des Marchés Financiers (AMF) on March 29, 2005, pursuant to Regulation no. 98-01. It may only be used in connection with a financial transaction if it is accompanied by an Information Memorandum approved by the AMF.

The English language version of this annual report is a free translation from the original, which was prepared in French.
All possible care has been taken to ensure that the translation is an accurate representation of the original.
However, in all matters of interpretation of information, views or opinions expressed therein,
the original language version of the document in French takes precedence over this translation.

Design and production: Harrison & Wolf
Texts: Sequoia
Photos: Valérie Clément (covers), Philippe Gontier, Stéphane Muratet, Steve Murez
Zebrak (Czech Republic) - Architects: Valode et Pistre Architectes - Photographer: Michel Denancé
Bouznika (Morocco) - Architects: Valode et Pistre Architectes et Mounir Hargam - Photographer: Nicolas Borel



43, rue Bayen - 75848 Paris Cedex 17, France
Tel.: +33 (0)1 40 55 20 20 - Fax: +33 (0)1 40 55 21 71
VALEO French "Société Anonyme" with a capital of 251,127,072 euros - 552 030 967 RCS Paris
valeo.com